**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 823[illegible] acsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04046265

17 November 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this documentation relates to Macquarie Bank's half-year ended 30 September 2004.

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
NOV 30 2004
THOMSON
FINANCIAL

dlw 11/30

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

## ASX/Media Release

MACQUARIE BANK

# MACQUARIE BANK ANNOUNCES 17 PER CENT INTERIM PROFIT INCREASE

**16 November 2004** – Macquarie Bank today announced a $284 million profit after tax attributable to ordinary shareholders for the half year to 30 September, 2004, an increase of 17 per cent over the $242 million profit for the prior corresponding period.

Earnings per share for the six month period increased 12 per cent to 130.6 cents from 116.2 cents for the prior corresponding period.

Macquarie Bank Chairman David Clarke said the Bank will pay an interim dividend of 61 cents per ordinary share franked to 90 per cent for the half year ended 30 September, 2004. This compares with last year's interim dividend of 52 cents per ordinary share, also franked to 90 per cent.

"Market conditions continued to be broadly favourable, and despite lower performance fees from specialist funds, we have reported another record result for our shareholders," Mr Clarke said. "Strong international earnings were again a highlight of the result with international income up 34 per cent on the prior corresponding period to $470 million."

Mr Clarke said that while the Bank has been very active, its key focus is to continue to carefully manage risks to ensure they are appropriate relative to capital and revenues.

"There was a substantial increase in the Bank's capital base during the period, largely attributable to a Tier 1 eligible capital raising of £350 million in the United Kingdom in September 2004. The Bank remains strongly capitalised with a Tier 1 capital ratio of

12.6 per cent, which provides the ability to both support business initiatives and maintain good credit ratings," he said.

Mr Clarke said that in general, investors in Macquarie's specialist infrastructure and property funds have also benefited significantly. Measured at the 30 September 2004 market close, Macquarie's specialist listed infrastructure and property funds had an average accumulation return of 341 per cent since December 1995, versus a 132 per cent accumulation return for the sharemarket over the same period.

Mr Clarke also noted that investors in Initial Public Offerings (IPOs) managed by Macquarie Bank since 1 April 2003 received a weighted average return of 79 per cent, while Macquarie managed placements returned 32 per cent.

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said all six major business Groups made good contributions to the record result.

Mr Moss said the results from Banking and Property Group and Treasury and Commodities Group were particularly strong. The Investment Banking Group continued to be the largest contributor to the Bank's overall result, however its half year contribution was down on a strong prior corresponding period. Equity Markets Group's result was significantly up on the prior corresponding period, but down on the prior period, reflecting market conditions. The Financial Services Group's half year was well up and Funds Management Group made an increased contribution on the prior corresponding period.

A feature of the period was a 19 per cent increase in assets under management from $62.6 billion at 31 March 2004 to $74.4 billion.

Mr Moss said that important factors driving the result included the timing of large property investment banking transactions, the US mortgage business moving to profitability, high volumes of Hong Kong equity derivative sales and a large increase in profit from the sale of derivative products over US and European stocks. The agricultural commodities business performed strongly in more favourable markets. There was also continued growth in retail financial services.

## FINANCIAL HIGHLIGHTS

Total income from ordinary activities, adjusted for businesses held for resale, for the half year was $1,377 million, up 17 per cent from $1,176 million for the prior corresponding period. Net fee and commission income rose by 5 per cent to $740 million from $705 million, while the contribution from trading income rose by 49 per cent to $336 million from $225 million in the prior corresponding period. Net interest income rose by 31 per cent to $188 million, from $143 million previously. Other income increased 10 per cent to $113 million from $103 million for the prior corresponding period.

## GROUP OPERATING HIGHLIGHTS

The **Investment Banking Group** continued to be the largest contributor to the Bank's overall result, however its half year contribution was down on a strong prior corresponding period.

The contribution from Corporate Finance was down due to lower performance fees from specialist funds which were partially offset by increased contributions from other divisions. A leading equity capital markets position was maintained and Macquarie achieved the No. 1 ranking in M&A deals announced and completed for the nine months to 30 September 2004 (Thomson Financial).

Corporate Finance continued its global infrastructure strategy. It established several new funds, including the first pan-European fund (Macquarie European Infrastructure Fund), Macquarie's first listed fund in Canada (Macquarie Power Income Fund) and DUET, jointly managed with AMP Capital Investors Limited. It also filed a statement with the US Securities and Exchange Commission for a proposed listed infrastructure holding company (Macquarie Infrastructure Company Trust).

Infrastructure equity under management (market capitalisation for listed funds, committed equity for unlisted funds) increased by 49 per cent from $12.4 billion at 31 March, 2004, to $18.5 billion. Additional raisings were undertaken by Korean Road Infrastructure Fund, Macquarie Essential Assets Partnership, Macquarie Global Infrastructure Fund II and African Infrastructure Investment Fund.

A number of assets were added to the portfolio during the period, including gas and electricity distribution networks and regional radio businesses in Australia, a district

heating business and airport service companies in the US, a power generation plant in Canada and, subject to financial close, a UK gas distribution network.

Financial Products was up on the prior corresponding period due to continued growth in retail and wholesale products including forestry and capital protected funds. In the US, the Four Corners debt management business secured new mandates. The cross-border leasing business is no longer active in this market.

Macquarie Securities, the institutional stockbroking business, recorded a strong result, up on the prior corresponding period, with Australian secondary market brokerage revenues up on increased market shares. Macquarie Bank assumed economic interest of the ING Asian cash equities business on 8 March, 2004 and successfully completed the acquisition and integration in July. The integrated business, now known as Macquarie Securities Asia, is operating profitably.

Macquarie Capital continues to achieve growth in asset-based leasing volumes with a 10 per cent increase from $3.0 billion at 31 March, 2004, to $3.3 billion.

**Treasury and Commodities Group's** contribution was up on the strong prior corresponding period. The result reflects increased contributions across most operating divisions, including Energy Markets, which completed its first full year of operation.

The contribution from Metals and Mining, however, was down on the strong result of the prior corresponding period, which included the $37.5 million profit on realisation of the East African Gold Mines investment.

Foreign Exchange continued to perform well as high volatility and volumes, particularly in the first four months, provided good opportunities for client deals and trading.

Debt Markets' result was slightly above the prior corresponding period with market conditions broadly similar to those of the previous six months. The contribution from Futures was up on the prior corresponding period due to increased turnover. Treasury's result was above the prior corresponding period.

Higher volatility in commodity markets, with increased client hedging and trading opportunities, resulted in a significantly stronger contribution from Agricultural Commodities.

Energy Markets performed well due to good customer business flows and a solid trading desk performance in its first full year of operation.

**Banking and Property Group's** contribution was significantly up on the prior corresponding period.

A strong contribution was made by Property Investment Banking due to the timing of a number of large transactions. Property funds management fee income rose substantially with assets under management (including associates) increasing by 50 per cent from $10.9 billion at 31 March 2004 to $16.3 billion. This growth was largely attributable to Macquarie Office Trust's takeover of the Principal America Office Trust, property acquisitions in the US by Macquarie DDR Trust, Macquarie ProLogis Trust and Macquarie CountryWide Trust and the investment in global property group Ochtar Capital Partners to form Macquarie Global Property Advisers, managing $US1.6 billion of assets in Europe and Asia.

The Australian mortgage portfolio grew by 14 per cent from $11.6 billion to $13.2 billion as a result of record new business settlements. The US mortgage business moved to profitability with an increase in settlements over the prior corresponding period.

Margin and capital protected loan portfolios continued to grow. The contribution from Banking was up on the prior corresponding period due to good client demand and growth in both deposit and loan volumes. Golf and Leisure continued to build through strategic investments in new and existing businesses.

**Equity Markets Group's** contribution was significantly up on the prior corresponding period but was lower than in the six months to 31 March 2004, with all major businesses performing well.

Hong Kong was again the largest contributor to the Group's result, despite a decline in market volumes during the first half compared with the prior half. Sales of new products were strong, while leading market positions were maintained in both warrants and unlisted equity linked notes.

Australia performed strongly with a contribution up on the prior corresponding period. Leading warrant market shares were maintained and profits from unlisted and corporate sector product sales increased.

The business alliance with Woori Bank in Korea has been profitable in its first full year of operation. Results from South Africa, Brazil and Japan were down on the prior corresponding period, reflecting market conditions.

The contribution from trading in the US and European markets was higher on increased sales of equity risk products over these underlying markets to the Asian customer base. The contribution from international structuring transactions increased over the prior corresponding period with an increased number of deals.

During the period the Group's hedge fund business was launched.

**Financial Services Group's** contribution was well up on the prior corresponding period due to favourable equity markets and the progression of new business opportunities, particularly in administrative outsourcing. The result was revenue driven with controlled expenses.

Wrap funds under administration rose 34 per cent from $9.1 billion at 31 March, 2004, to $12.2 billion. Macquarie Adviser Services was awarded both Best Master Trust/Wrap Provider and Best Fund Manager in the ASSIRT 2004 Service Level Awards for the second consecutive year, and was also named Investorweb Research Superannuation Manager of the Year for the third successive year. Macquarie Cash Management Trust funds under management rose 9 per cent, from $9.3 billion at 31 March, 2004 to $10.1 billion.

The full service stockbroking business increased both its adviser and client numbers. Macquarie Wealth Management, Private Bank, Private Portfolio Management and Retail Treasury and Commodities businesses all continued to expand.

**Funds Management Group's** contribution was up on the prior corresponding period. Total funds under management increased by 13 per cent from $36.2 billion to $40.8 billion. The Group enjoyed solid inflows into cash, currency and listed property.

In the alternative assets sector, the Group raised in excess of $500 million in the Macquarie Australian Long Short Equitised Fund, Macquarie Alternative Investment Trust 3 and Macquarie Global Active Currency Fund.

The Group also began to build its own retail distribution team to target the platform market, thereby offering financial advisers and their clients a selected suite of innovative investment products previously only available to institutional investors.

**Macquarie Direct Investment's** *contribution was up on the prior corresponding period* but down on the prior half. The result was due principally to the partial realisation of CH4 and the IPO of The Reject Shop. The gains from these divestments were somewhat offset by the writedown in the carrying cost of Vignette Corporation shares received on the sale of Tower Technology in March.

Going forward, the Direct Investment business will be part of the Investment Banking Group.

**SINCE BALANCE DATE**

Since balance date, the Bank has announced that the ConnectEast consortium, of which it was the sponsor and financial adviser, has won the right to build and operate the Mitcham to Frankston tollroad in suburban Melbourne. The Bank has also indicated that it supports the proposed merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Funds Management Limited (MGM). If the merger, which is subject to unitholder and shareholder approval by those entities proceeds as planned, the Bank's 39.1 per cent interest in MGM will be replaced by an 8.8 per cent interest in the merged entity and the Bank will recognise a net profit of approximately $80 million in February 2005.

Macquarie Bank was a member of the Macquarie Airports (MAp) led consortium, which was the successful bidder for the acquisition of a 70 per cent interest in Brussels International Airport Company (BIAC). The Bank acquired a 5.1 per cent interest in BIAC for €51million.

## DIVIDEND

Mr Clarke said the 61 cent interim dividend represents a dividend payout ratio of 47 per cent of first half earnings. The full-year payout ratio is expected to be in the range of 50 to 60 per cent as previously advised. Dividends are expected to remain at least 80 per cent franked in the medium term.

## OUTLOOK

Mr Moss said that excluding the effects of the proposed MGM/MGI merger and subject to market conditions, the Bank expects to exceed last year's full year result.

Over the medium term, Macquarie is well placed due to good businesses, diversification, committed quality staff and effective prudential controls. Subject to market conditions not deteriorating materially, Macquarie expects continued growth in revenue and earnings across most businesses and continued international growth.

**For further information please contact:**

Matthew Russell, Macquarie Bank Media Relations +612 8232 4102
Erica Sibree, Macquarie Bank Investor Relations +612 8232 5008

APPENDIX 4D
HALF YEAR REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

HALF YEAR ENDED 30 SEPTEMBER 2004

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

## 1 Details of the reporting period and the previous corresponding period

| | |
|---|---|
| | Current period: 1 April 2004 to 30 September 2004<br>Prior corresponding period: 1 April 2003 to 30 September 2003 |

## 2 Results For Announcement To The Market

| | Key information | Half year ended 30 September 2004 $M | Half year ended 30 September 2003 $M | % Change |
|---|---|---|---|---|
| 2.1 | **Income from ordinary activities** | 1,408 | 1,176 | 20% |
| 2.2 | **Profit/(loss) from ordinary activities after tax attributable to equity holders of Macquarie Bank Limited** | 298 | 255 | 17% |
| 2.3 | **Net profit/loss attributable to ordinary shareholders of Macquarie Bank Limited** | 284 | 242 | 17% |

| 2.4 | Dividends | Amount per security | Franked amount per security |
|---|---|---|---|
| | Interim dividend (declared, not yet provided at 30 September 2004) | 61 cents | 90% |
| | Final dividend | - | - |
| 2.5 | **Record date for determining entitlements to the dividends** | | |
| | Record date for the interim dividend is 26 November 2004. | | |

| 2.6 | Commentary |
|---|---|

For the half year ended 30 September 2004, Macquarie Bank Limited achieved a record half year result with a consolidated net profit after income tax attributable to ordinary equity holders of $284 million. The result was up 17% on the prior corresponding period.

Total income from ordinary activities increased to $1,408 million, an increase of 20% on the prior corresponding period. Total expenses from ordinary activities increased to $1,003 million, which was 19% up on the prior corresponding period. Basic earnings per share (EPS) has increased to 130.6 cents, 12% up on the prior corresponding period.

The record result was achieved in a period where market conditions continued to be broadly favourable to the Bank's businesses. International income for the period was up 34% to $470 million, representing 33% of the Bank's total income (excluding earnings on capital). Despite lower performance fees from specialist funds, income growth arose through a 19% increase in assets under management to $74.4 billion (March 2004: $62.6 billion).

During the period, the economic entity enhanced its capital base through the issue of £350 million of tier 1 capital-eligible securities, known as Macquarie Income Preferred Securities ("MIPS"). The MIPS are perpetual securities without a fixed maturity period, but may be redeemed on 15 April 2020 at the Bank's discretion.

Refer to the September 2004 Interim Result Announcement for more details.

## 3 Net tangible asset per security

| | Half year ended 30 September 2004 $ | Half year ended 30 September 2003 $ |
|---|---|---|
| Ordinary shares | 8.86 | 10.44 |

Excluding the intangibles (net of associated deferred tax liabilities) within the Bank's businesses held for resale, the NTA per ordinary share would have been $11.78 at 30 September 2004.

## 4 Control gained or lost over entities in the half year, and those having material effect

| Name of entities where control was gained in the half year | Date control gained |
|---|---|
| Thermal Capital Corporation, and its controlled entities | 30-Jun-04 |
| Executive Air Support Inc, and its controlled entities | 29-Jul-04 |
| RG Capital Radio Limited, and its controlled entities | 2-Sep-04 |
| DMG Regional Radio Australia Limited, and its controlled entities | 10-Sep-04 |
| ETT Nevada Inc, and its controlled entities | 29-Sep-04 |

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

| Name of entities where control was lost in the half year | Date control lost |
|---|---|
| CH4 Gas Limited, and its controlled entities | 7-Apr-04 |
| Macquarie European Infrastructure Fund Limited, and its controlled entities | 8-Apr-04 |
| South East Water plc, and its controlled entities | 30-Apr-04 |

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

## 5 Dividend details

| | Half year ended 30 September 2004 $M | Half year ended 30 September 2003 $M |
|---|---|---|
| **Ordinary share capital** | | |
| **Interim dividend provided:** | | |
| Nil (2003: Nil) cents per share | - | - |
| **Final dividend paid:** | | |
| 70 (2003: 52) cents per share | 151 | 106 |
| **Special dividend paid:** | | |
| Nil (2003: 50) cents per share | - | 102 |

There is no provision for interim dividend in respect of the half year ended 30 September 2004 as a result of AASB 1044: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The final dividend paid during the half year ended 30 September 2004 was 90% franked at 30% (2003: 90% franked at 30%).

Since half year end, the Directors have declared the payment of an interim dividend for the financial year ending 31 March 2005 of 61 cents per fully paid ordinary shares, 90% franked at 30%. The aggregate amount of the interim dividend to be paid on 17 December 2004 out of retained profits at 30 September 2004, but not recognised as a liability at half year end, is $134 million. This amount has been estimated based on the number of shares eligible to participate as at 30 September 2004.

## 5 Dividend details (continued)

**Converting preference shares**

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares on 25 September 2003.

Dividends on these shares of $Nil (2003: $5 million) were charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

The dividends paid on 25 September 2003 and 16 June 2003 were both fully franked at 30%.

**Macquarie Income Securities**

Distributions paid during the half year ended 30 September 2004 (net of distributions previously provided) were $8 million (2003: $8 million). Distributions provided at 30 September 2004 are $6 million (2003: $5 million). The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

**Macquarie Income Preferred Securities**

On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "MIPS"). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon will be paid on 15 April 2005.

There were no distributions on the Macquarie Income Preferred Securities paid or declared as at 30 September 2004. Distributions provided at 30 September 2004 are $1 million (2003: Nil). The distributions in respect of Macquarie Income Preferred Securities are reflected in the Bank's financial statements as payable to an outside equity interest of the economic entity.

## 6 Dividend or distribution reinvestment plan details

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value On 30 October 2003, the 2.5% discount which had been provided on the DRP was reduced to nil. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

The last date for the receipt of an election notice for participation in the DRP in relation to the interim dividend to be paid on 17 December 2004 is 25 November 2004.

## 7 Investment associates and joint ventures

| Name | Ownership interest (%) |
|---|---|
| AmInvestment Management Sdn Bhd (Malaysia) | 30 |
| AmInvestment Services Bhd (Malaysia) | 30 |
| AMPCI Macquarie Infrastructure Management No. 1 Limited | 50 |
| AMPCI Macquarie Infrastructure Management No. 2 Limited | 50 |
| Austian (Tianjin) Real Estate Development Co. Limited (China) | 50 |
| Bathurst Street Nominees Pty Limited | 50 |
| Bondi Beach Railway Pty Limited | 50 |
| The Cannery Unit Trust | 20 |
| CH4 Gas Limited | 41 |
| Concept Blue Finance Pty Limited | 50 |
| Concept Blue Joint Venture | 50 |
| Coriolis Holdings Pty Limited | 50 |
| Dun & Bradstreet Consumer Credit Pty Limited | 29 |
| Edenbrooke Village Pty Limited | 50 |
| First China Property Group Limited (Hong Kong) | 50 |
| First Southern Crown Limited | 30 |
| Gen Y Limited | 20 |
| Goulbourn and Border Broadcasters Pty Limited | 50 |
| Hakone Turnpike Limited | 50 |
| Helmsman Funds Management Limited | 50 |
| Helmsman Funds Management Pty Limited | 50 |
| ICA Property Group Pty Limited | 45 |
| Japan Infrastructure Group Co. Limited | 50 |
| Kuraby Developments Pty Ltd | 50 |
| Leisure & Entertainment Acquisitions Pty Limited | 40 |
| Leisure Equity Partners Pty Limited | 50 |
| Mackay Transmission Facility Pty Lmited | 50 |
| Macquarie Capital Partners LLC (United States) | 58 |
| Macquarie CCY Feeder Fund (Bermuda) | 39 |
| Macquarie Central Office CR-REIT (Korea) | 22 |
| Macquarie European Infrastructure Fund LP | 16 |
| Macquarie FX Feeder Fund (Bermuda) | 39 |
| Macquarie FX Feeder Fund No. 2 (Bermuda) | 39 |
| Macquarie Global Property Advisors | 49 |
| Macquarie Goodman Management Limited | 40 |
| Macquarie Offshore Feeder Fund (Bermuda) | 39 |
| Macquarie Offshore Feeder Fund No. 2 (Bermuda) | 39 |
| Macquarie Offshore Feeder Fund No. 3 (Bermuda) | 39 |
| Macquarie Pro-Logis Management LLC | 50 |
| Macquarie Real Estate Equity Fund No. 1 Pty Limited | 23 |
| Macquarie Real Estate Equity Fund No. 2 Pty Limited | 20 |
| Macquarie Real Estate Equity Fund No. 4 Pty Limited | 28 |
| Macquarie Securitisation Shanghai Co. Limited (China) | 50 |
| Macquarie Shinhan Infrastructure Management Co. Limited (Korea) | 80 |
| Macquarie Syndication (No. 17) Pty Limited | 50 |
| MacSea Nominees Pty Limited | 50 |
| MacSea Nominees No. 2 Pty Limited | 50 |
| MAP Marine Limited | 50 |
| Medallist Developments Pty Limited | 70 |
| Medallist Development Trust | 70 |
| Medallist Holdings Inc. (United States) | 80 |
| Medallist Schofields Trust | 50 |
| Medallist Springfield Unit Trust | 50 |
| Medallist Vintage Trust | 50 |
| Mining Equipment Company Pty Limited | 45 |

## 7 Investment associates and joint ventures (continued)

| Name | Ownership interest (%) |
|---|---|
| Moodmessaging Pty Limited | 30 |
| MP Management LLC (United States) | 50 |
| MPI Private Trustee Limited (Bermuda) | 50 |
| National Radio Sales Australia Pty Limited | 50 |
| Oxton Custodian Pty Limited | 49 |
| Proximity Development Pty Limited | 33 |
| Radio Newcastle Pty Limited | 50 |
| Ringwood Superabrasives Pty Limited | 22 |
| River Links Development Pty Limited | 41 |
| RMAC Australia Pty Limited | 50 |
| Rockhampton Transmission Facility | 50 |
| Securiclear Pty Limited | 50 |
| SHI Holdings Pty Limited | 20 |
| Shinhan Macquarie Financial Advisory Co Limited (Korea) | 49 |
| Smartsalary Pty Limited | 20 |
| Southern African Infrastructure Funds Managers (Proprietary) Limited (South Africa) | 50 |
| Springthorpe Syndicate | 28 |
| Tasman Economics Pty Limited | 25 |
| The Financial Arena Pty Limited | 20 |
| Tianjin Macquarie Property Development Management Co. Limited (China) | 50 |
| Underdale Joint Venture | 50 |
| United Securities Investment Trust Enterprise | 40 |
| Vytel Spectrum Pty Limited | 50 |

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

## 8 Foreign entities, applicable accounting standards used

Not applicable

## 9 Statement if financial report is subject to review dispute or qualification

The financial report has been subject to review, and is not subject to disputes or qualifications.

# MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

## 2005 Interim Directors' report and financial report

## Half year ended 30 September 2004

MACQUARIE
BANK

# MACQUARIE BANK LIMITED
*and its controlled entities*

## TABLE OF CONTENTS

## DIRECTORS' REPORT
## FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the Statement of Financial Position as at 30 September 2004, the Statement of Financial Performance and Statement of Cash Flows of the Bank and its controlled entities (together "the economic entity") for the half year ended on that date ("the period") and report as follows.

### DIRECTORS

At the date of this report Directors of the Bank are:

*Executive Directors:*
D.S. Clarke, AO *Executive Chairman*
A.E. Moss, *Managing Director*
M.R.G. Johnson, *Deputy Chairman*
L.G. Cox, AO

*Independent* Directors:*
J.G. Allpass
P.M. Kirby
C.B. Livingstone
H.K. McCann
B.R. Martin
J.R. Niland, AC
H.M. Nugent, AO

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2004 Annual Review).

The above Directors each held office as a Director of the Bank throughout the period and up until the date of this report.

### RESULT

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the period was $284 million (2003: $242 million).

### INTERIM DIVIDEND

The Board has declared a 90% franked interim dividend of 61 cents per ordinary share (Sep 2003: 52 cents per ordinary share), to be payable on 17 December 2004.

### REVIEW OF OPERATIONS

For the half year ended 30 September 2004, the economic entity achieved a record half-year result with a consolidated net profit after income tax attributable to ordinary equity holders of $284 million. The result was up 13% on the prior period and 17% on the prior corresponding period.

Total income from ordinary activities increased to $1,408 million, an increase of 9% on the prior period and 20% on the prior corresponding period. Total expenses from ordinary activities increased to $1,003 million, which was 7% up on the prior period and 19% up on the prior corresponding period. Basic earnings per share ("EPS") has increased to 130.6 cents, 12% up on the prior period and 12% on the prior corresponding period.

**DIRECTORS' REPORT**
**FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2004**
(continued)

**REVIEW OF OPERATIONS (continued)**

The record result was achieved in a period where market conditions continued to be broadly favourable to the Bank's businesses. International income for the period was up 34% to $470 million, representing 33% of the Bank's total income (excluding earnings on capital). Despite lower performance fees from specialist funds, income growth arose through a 19% increase in assets under management to $74.4 billion (March 2004: $62.6 billion).

During the period, the economic entity enhanced its capital base through the issue of £350 million of tier 1 capital-eligible securities, known as Macquarie Income Preferred Securities ("MIPS"). The MIPS are perpetual securities without a fixed maturity period, but may be redeemed on 15 April 2020 at the Bank's discretion. Further details of the MIPS issue is disclosed in the financial report.

**ROUNDING OF AMOUNTS**

In accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission ("ASIC") amounts in the Directors' report and the financial report have been rounded off to the nearest million dollars unless otherwise indicated.

**D.S. Clarke, Director**

**A.E. Moss, Director**

Sydney
15 November 2004

# CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 30 SEPTEMBER 2004

| | Notes | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|---|
| Interest income | 3 | **803** | 684 | 551 |
| Interest expense | 3 | **(628)** | (557) | (408) |
| Net interest income | | **175** | 127 | 143 |
| Fee and commission income | 3 | **952** | 805 | 844 |
| Fee and commission expense | 3 | **(214)** | (192) | (139) |
| Net fee and commission income | | **738** | 613 | 705 |
| Trading income | 3 | **336** | 337 | 225 |
| Other income | 3 | **214** | 267 | 126 |
| Other expenses | 3 | **(55)** | (55) | (23) |
| Total income from ordinary activities | | **1,408** | 1,289 | 1,176 |
| Employment expenses | 3 | **(734)** | (640) | (617) |
| Occupancy expenses | 3 | **(51)** | (57) | (45) |
| Non-salary technology expenses | 3 | **(45)** | (61) | (45) |
| Professional fees, travel and communication expenses | 3 | **(82)** | (96) | (66) |
| Other operating expenses | 3 | **(91)** | (86) | (67) |
| Total expenses from ordinary activities | | **(1,003)** | (940) | (840) |
| **Profit from ordinary activities before income tax** | | **405** | 349 | 336 |
| Income tax expense | 5 | **(105)** | (83) | (78) |
| **Profit from ordinary activities after income tax** | | **300** | 266 | 258 |
| Outside equity interest | | | | |
| Macquarie Income Preferred Securities | 14 | **(1)** | - | - |
| Other equity holders | 14 | **(1)** | - | (3) |
| **Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*** | | **298** | 266 | 255 |
| Distributions paid or provided on Macquarie Income Securities | 6 | **(14)** | (14) | (13) |
| Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited | | **284** | 252 | 242 |
| | | | **Cents per share** | |
| **Basic earnings per share** | 7 | **130.6** | 116.8 | 116.2 |
| **Diluted earnings per share** | 7 | **128.7** | 114.6 | 114.4 |

* There were no valuation adjustments recognised directly in equity.

*The consolidated statement of financial performance should be read in conjunction with the accompanying notes.*

## CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2004

| | Notes | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and liquid assets | | **690** | 647 | 691 |
| Securities purchased under resale agreements | | **7,398** | 8,598 | 6,747 |
| Trading assets | 8 | **6,342** | 6,891 | 5,150 |
| Other securities | 9 | **2,288** | 1,847 | 2,583 |
| Loan assets | 10 | **12,110** | 10,777 | 10,914 |
| Other financial market assets | | **5,677** | 6,694 | 5,434 |
| Other financial assets | | **3,613** | 3,531 | 2,108 |
| Intangible assets - businesses held for resale | | **706** | - | - |
| Life insurance investment assets | | **2,184** | 2,350 | 2,693 |
| Equity investments | | **169** | 138 | 114 |
| Investments in associates and incorporated joint ventures | | **273** | 169 | 134 |
| Fixed assets | | **503** | 1,945 | 117 |
| Tax assets | | **161** | 184 | 117 |
| **Total assets** | | 42,114 | 43,771 | 36,802 |
| **Liabilities** | | | | |
| Due to other financial institutions | | **1,118** | 1,935 | 700 |
| Securities sold under repurchase agreements | | **2,715** | 2,597 | 3,941 |
| Securities borrowed | | **4,076** | 5,750 | 3,275 |
| Deposits | | **4,738** | 4,215 | 3,876 |
| Notes payable | 12 | **13,070** | 12,608 | 11,120 |
| Other financial market liabilities | | **4,559** | 5,821 | 4,830 |
| Tax liabilities | | **35** | 53 | 38 |
| Other financial liabilities | | **4,477** | 4,215 | 2,292 |
| Life insurance policy liabilities | | **2,124** | 2,291 | 2,483 |
| Provisions for dividends and distributions | | **7** | 6 | 5 |
| Deferred tax liabilities | | **258** | 413 | 28 |
| Other provisions | | **80** | 74 | 68 |
| **Total liabilities excluding loan capital** | | **37,257** | 39,978 | 32,656 |
| **Loan capital** | | | | |
| Subordinated debt | | 915 | 960 | 805 |
| **Total liabilities** | | **38,172** | 40,938 | 33,461 |
| **Net assets** | | **3,942** | 2,833 | 3,341 |
| **Equity** | | | | |
| Contributed equity | | | | |
| Ordinary share capital | 13 | **1,474** | 1,382 | 1,465 |
| Macquarie Income Securities | 13 | **391** | 391 | 391 |
| Retained earnings | 14 | **1,173** | 1,040 | 901 |
| Total equity attributable to equity holders of Macquarie Bank Limited | | **3,038** | 2,813 | 2,757 |
| Outside equity interest | | | | |
| Macquarie Income Preferred Securities | 14 | **861** | - | - |
| Other equity holders | 14 | **43** | 20 | 584 |
| Total outside equity interests in controlled entities | | **904** | 20 | 584 |
| **Total equity** | | **3,942** | 2,833 | 3,341 |

*The consolidated statement of financial position should be read in conjunction with the accompanying notes.*

MACQUARIE BANK LIMITED

*and its controlled entities*

## CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2004

| | Notes | Half year to 30 Sep 2004 $m | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Interest received | | **765** | 672 | 559 |
| Interest and other costs of finance (paid) | | **(629)** | (483) | (444) |
| Dividends and distributions received | | **98** | 25 | 95 |
| Fees and other non-interest income received | | **842** | 912 | 700 |
| Fees and commissions (paid) | | **(176)** | (188) | (132) |
| Net receipts/(payments) from trading securities and other financial instruments | | **995** | (2,435) | 372 |
| Payments to suppliers | | **(410)** | (247) | (392) |
| Employment expenses (paid) | | **(928)** | (274) | (645) |
| Income taxes refunded/(paid) | | **2** | (149) | 11 |
| Life insurance investment income | | **81** | 69 | 32 |
| Life insurance premiums received | | **602** | 561 | 718 |
| Life insurance (policy payments) | | **(857)** | (842) | (776) |
| Businesses purchased for resale – net receipts from operations | | **15** | 47 | - |
| Net cash flows from operating activities | | **400** | (2,332) | 98 |
| **Cash flows from investing activities** | | | | |
| Loan assets (granted) | | **(7,536)** | (2,518) | (3,310) |
| Proceeds from securitisation of loan assets | | **6,255** | 2,531 | 2,395 |
| Recovery of loans previously written-off | | **1** | - | 4 |
| (Payments) for other securities | | **(528)** | (839) | (510) |
| Proceeds from the realisation of other securities | | **296** | 1,368 | 13 |
| (Payments) for life insurance investments | | **(2,258)** | (3,033) | (2,528) |
| Proceeds from the sale of life insurance investments | | **2,506** | 3,101 | 2,780 |
| (Payments) for equity investments | | **(140)** | (120) | (46) |
| Proceeds from the sale of equity investments | | **45** | 26 | 59 |
| (Payments) for fixed assets | | **(109)** | (85) | (23) |
| Proceeds from the sale of fixed assets | | **3** | 21 | 2 |
| (Payments) for businesses purchased for resale, net of cash acquired | 17 | **(903)** | (950) | - |
| Proceeds from sale of businesses, net of cash acquired | 17 | **222** | - | - |
| (Payment) for acquisition of controlled entities, net of cash acquired | | **(145)** | 250 | - |
| Proceeds from the sale of controlled entities | 17 | **4** | 4 | 37 |
| Cash deconsolidated | | **-** | (4) | - |
| Net cash flows from investing activities | | **(2,287)** | (248) | (1,127) |
| **Cash flows from financing activities** | | | | |
| Net (decrease)/increase in money market and other deposit accounts | | **1,013** | 1,856 | 970 |
| (Repayment) of subordinated debt | | **(65)** | - | (70) |
| Issue of subordinated debt | | **-** | 193 | 479 |
| Dividends and distributions (paid) | | **(137)** | (93) | (115) |
| Proceeds from the issue of ordinary share capital | | **64** | 37 | 84 |
| Proceeds from the issue of Macquarie Income Preferred Securities | | **894** | - | - |
| (Payment) of issue costs on Macquarie Income Preferred Securities | | **(10)** | - | - |
| (Payment) for buy back of ordinary shares | | **-** | (167) | - |
| (Payments to)/proceeds from outside equity interest | | **8** | (384) | 2 |
| Proceeds from borrowing for acquisition businesses purchased for resale | | **226** | 1,062 | - |
| Net cash flows from financing activities | | **1,993** | 2,504 | 1,350 |
| **Net increase/(decrease) in cash held** | | **106** | (76) | 321 |
| Cash at the beginning of the period | | **534** | 610 | 289 |
| **Cash at the end of the period** | | **640** | 534 | 610 |

*The consolidated statement of cash flows should be read in conjunction with the accompanying notes.*

# NOTES TO THE FINANCIAL STATEMENTS
# 30 SEPTEMBER 2004

## 1. BASIS OF PREPARATION

This general purpose financial report for the half year ended 30 September 2004 ("the period") has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This financial report comprises the consolidated financial report of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of or during the period (together, "the economic entity").

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this financial report be read in conjunction with the 31 March 2004 annual review and financial report of the economic entity and any public announcements made by the Bank during the period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

In accordance with Australian Securities & Investments Commission Class Order 98/0100 amounts in this financial report have been rounded off to the nearest million dollars unless otherwise indicated.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2004.

**Impact of adopting Australian equivalents to International Financial Reporting Standards**

The economic entity will be required to prepare financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements ("IFRS") from 1 April 2005. The first financial statements that the economic entity will prepare in accordance with IFRS will be for the half year ending 30 September 2005 and the financial year ending 31 March 2006.

In accordance with IFRS, the comparative financial statements for each of these periods will be restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: *Financial Instruments: Disclosure and Presentation* ("AASB 132") and AASB 139: *Financial Instruments: Recognition and Measurement* ("AASB 139"). As permitted by the transitional provisions of IFRS, management has elected to defer the application of AASB 132 and AASB 139 for twelve months. Adjustments required on transition to IFRS will be made retrospectively, mostly against opening retained earnings, at the respective dates. Restated comparatives will not be reported in financial statements until 30 September 2005, being the first half year reported in accordance with IFRS.

**Transition management**

A formal IFRS conversion project has been established, with the project team being responsible for assessing the impact that IFRS will have on the accounting and reporting of the economic entity, and managing the transition to IFRS. The project team is also responsible for keeping abreast of developments in IFRS.

The project is divided into three distinct phases: impact assessment and evaluation, systems and process development, and implementation. Management have been working with external IFRS specialists to ensure that the quality of interpretation of the standards and application to the Bank and the economic entity is high. The first phase of the project is primarily complete, and the systems and process development and implementation phases are well progressed. These phases will be completed by 31 March 2005.

**Key accounting issues**

The key potential implications of the transition to IFRS on the economic entity's accounting policies are detailed below.

**Regulatory capital**

Many of the changes below will have an impact on the economic entity's assets and equity items which are included in the calculation of the economic entity's regulatory capital. The Australian Prudential Regulation Authority ("APRA") has advised that it will not make any IFRS-related changes to the existing prudential framework until it has completed relevant consultations, and not before 1 July 2005 at the earliest. In the interim, APRA regulated institutions will need to continue to comply with, and report in terms of, current prudential standards.

## 1. BASIS OF PREPARATION (continued)

**Changes applicable in comparative period commencing 1 April 2004**
The table below summarises the nature of the adjustments expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004 (excluding the tax effect) and reported in the half-year results on 30 September 2005. This includes all material IFRS changes excluding those arising from AASB 132 and AASB 139. The amount of the adjustments arising on transition to IFRS have been estimated. As final policy decisions have not been made, estimates are indicative only and actual adjustments may vary.

| Description | Expected impact | Estimated gross adjustment |
|---|---|---|
| **Consolidation of certain Special Purpose Entities ("SPEs"):** A different interpretation of the consolidation rules applicable to SPEs will result in most of the Bank's mortgage securitisations and some other SPEs being consolidated by the economic entity. | <u>Mortgage SPEs</u><br>The underlying mortgage loans and liabilities to noteholders (along with derivatives) held by the SPEs will be reported on the Bank's consolidated statement of financial position. Derivatives will be carried at fair value from 1 April 2005. | On transition, mortgage loans and liabilities will increase by approximately $12 billion. No retained earnings adjustments. |
| | Profit and loss will no longer reflect management fees and other fees earned from the SPEs. Instead, the profit and loss will show gross interest income earned on mortgage loans, interest expense accrued to noteholders, movements in the fair values of derivatives unless hedge accounting rules are met, with any remaining net margin reflected in profit and loss.<br><br>Certain derivatives held by the mortgage SPEs will not qualify for hedge accounting and consequently changes in the fair value of these derivatives will result in volatility in the profit and loss. | Adjustments to carry derivatives at fair value, apply the hedge accounting requirements within AASB 139 and to measure interest income/interest expense on an effective yield basis will be made in the following year (adjustment to statement of financial position as at 1 April 2005 and first reported 30 September 2005). |
| | <u>Other SPEs</u><br>For the other SPEs that will be consolidated, the underlying SPE assets and liabilities will be recorded in the Bank's statement of financial position. There is not expected to be any profit impact arising from consolidation of these SPEs. | On transition, assets and liabilities are expected to increase by approximately $3 billion. No retained earnings adjustments. |
| **Share based payments:** The economic entity will be required to recognise an expense for options granted to employees. Options are measured at their grant dates, and once the number expected to vest is determined, the aggregate amount is allocated evenly over the vesting period. These rules apply only to options granted after 7 November 2002. | An options reserve (equity) and an employee expense will be recognised each period for the amount allocated to that period. | |
| | The transition adjustment to retained earnings will reflect the amount to be amortised for the period from 7 November 2002 to 31 March 2004. | On transition, an options reserve will be created for approximately $10 million, with an offsetting adjustment to retained earnings. |
| | Subsequent to transition, the annual expense may increase as the number of unvested options granted since November 2002 increases. Assuming that the current Employee Option plan continues, the full impact of unvested options will be reflected from the financial year ending 31 March 2008. | After transition, the expense to be recognised in the comparative period for the year ending 31 March 2006 (ie. year ending 31 March 2005) is estimated to be approximately $30 million. |

1. **BASIS OF PREPARATION (continued)**

**Changes applicable in comparative period commencing 1 April 2004 (continued)**

| Description | Expected impact | Estimated gross adjustment |
|---|---|---|
| **Taxation:**<br>A "balance sheet" approach will be adopted, replacing the "Statement of Financial Performance" approach currently applied. The new method will recognise deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. | It is expected that there will be some increases in the levels of deferred tax assets and liabilities. | No material change in profit and loss or retained earnings. |

**Changes applicable from 1 April 2005**
The table below summarises the nature of the adjustments expected to be made to the economic entity's statement of financial position as at 1 April 2005 (excluding the tax effect) and reported in the half-year results on 30 September 2005, in addition to the table above. This includes all material IFRS changes arising from AASB 132 and AASB 139. These adjustments have not been quantified, as they will depend on uncertain future information (for example, market conditions and positions held at 31 March 2005).

| Description | Expected impact |
|---|---|
| **Provisions for loan impairment:**<br>IFRS requires an incurred loss model for general loan provisioning, rather than an expected loss model.<br><br>The Bank's general provision for credit losses is currently maintained at 55 basis points on risk weighted assets. | Provisions are to be recognised only in respect of those losses for which there is "objective evidence" of impairment at each balance date. The methodology to calculate this provision is still being developed. It is expected that there will be a reduction in the amount of the Bank's general provisioning for impaired loans. |
| **Derivatives:**<br>All derivatives, including those used for balance sheet hedging purposes, are required to be recognised on balance sheet and carried at fair value.<br><br>Movements in the carrying amounts of derivatives are recognised in profit or loss, unless hedge accounting is applied. Where strict hedge criteria are met, IFRS permits cash flow hedging, fair value hedging and hedging a net investment in a foreign operation. | A hybrid approach is being adopted to the volatility arising from carrying all derivatives at fair value. This includes choosing to carry an offsetting exposure at fair value, applying fair value hedge accounting to some exposures, applying cash flow hedge accounting to other exposures, and accepting a level of volatility.<br><br>It is expected that these new rules will introduce some volatility in profit and loss and equity reserves based on changes in interest rates. The overall impact is not expected to be material. |
| **Interest revenue and expense recognition:**<br>Under IFRS, certain upfront fees and associated transaction costs must be capitalised and included in the loan's effective interest rate and recognised over the expected life of the loan. | Certain fees and transaction costs will no longer be recognised upfront, but will be amortised over the life of the loan through the yield.<br><br>This is not expected to have a material impact on net profit, however some reclassifications between fee income and interest income will occur. |

## 1. BASIS OF PREPARATION (continued)

**Changes applicable from 1 April 2005 (continued)**

| Description | Expected impact |
|---|---|
| **Loans at fair value:**<br>As noted above, one of the solutions for dealing with the volatility arising from carrying all derivatives at fair value is to irrevocably choose to carry some financial instruments with a natural offsetting exposure at fair value through the profit or loss. Consequently, some of the loan assets are expected to be carried at fair value. | Loan assets will be reclassified to fair value through the profit and loss. Measuring the loan asset at fair value means that changes to interest rates and credit spreads will impact the profit or loss, but this will be largely offset by revaluing derivatives used to mitigate these risks. |
| **Available for sale financial instruments:**<br>Certain equity investments and investment securities currently carried at historical cost / amortised cost will be reclassified to Available for sale financial instruments. | Available for sale financial instruments will be carried at fair value with changes in fair value recognised in an equity reserve. This may result in volatility in the equity reserve. |
| **Debt vs Equity classification:**<br>**MIS securities.** | No change in classification is expected. The MIS will continue to be classified as equity. |
| **Debt vs Equity classification:**<br>**MIPS securities.**<br>Hybrid capital was recently raised in a foreign currency (Macquarie Income Preferred Securities), which are classified as outside equity interest.<br>**Hedging of MIPS securities.**<br>Economically, the interest rate risk and foreign exchange risk will be hedged through the use of derivatives and existing foreign currency denominated assets, while for accounting purposes the Bank is unlikely to achieve hedge accounting for the movements in interest rates. | Hybrid capital will continue to be classified as equity and continue to be included within outside equity interest.<br><br>Derivatives (interest rate swaps and forward exchange contracts) will be carried at fair value. Changes in the fair value of foreign exchange contracts due to changes in the spot rate are expected to offset the changes from retranslating the foreign currency denominated assets. Changes in fair value of foreign exchange contracts due to time value will result in some volatilty in the profit and loss. Changes in the fair value of the interest rate swaps will be recognised in the profit and loss, and create volatility as hedge accounting will not apply. |

**NOTES TO THE FINANCIAL STATEMENTS
30 SEPTEMBER 2004**

| | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|
| **2. OPERATING REVENUE** | | | |
| Interest income | **803** | 684 | 551 |
| Fee and commission income | **1,065** | 920 | 960 |
| Trading income | **336** | 337 | 225 |
| Proceeds from the sale of other securities and equity investments | **332** | 230 | 72 |
| Other income (excluding profit from the sale of other securities and equity investments) | **170** | 185 | 80 |
| **Total operating revenue** | **2,706** | 2,356 | 1,888 |
| **3. PROFIT FROM ORDINARY ACTIVITIES** | | | |
| **Interest income** | | | |
| Interest income | **803** | 684 | 551 |
| Interest expense | **(628)** | (557) | (408) |
| **Total net interest income** | **175** | 127 | 143 |
| **Fee and commission income** | | | |
| Fee and commission income | **939** | 790 | 830 |
| Fee and commission expense | **(214)** | (192) | (139) |
| Income from life insurance business | **13** | 15 | 14 |
| **Net fee and commission income** | **738** | 613 | 705 |
| **Trading income** | | | |
| Equities | **156** | 206 | 108 |
| Commodities | **90** | 45 | 37 |
| Foreign exchange products | **77** | 78 | 57 |
| Interest rate products | **13** | 8 | 23 |
| **Total trading income** | **336** | 337 | 225 |

| | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|
| **3. PROFIT FROM ORDINARY ACTIVITIES (continued)** | | | |
| **Other income** | | | |
| Proceeds from the sale of other securities and equity investments | **332** | 230 | 72 |
| Less carrying value of other securities and equity investments | **(288)** | (148) | (26) |
| Profit on the sale of other securities and equity investments | **44** | 82 | 46 |
| Sales revenue from businesses purchased for resale | **61** | 125 | - |
| Gain on deconsolidation of controlled entities | **28** | - | 15 |
| Share of net profits of associates and incorporated joint ventures accounted for using the equity method | **17** | 20 | 15 |
| Dividends and distributions received/receivable from other securities and equity investments | **38** | 29 | 20 |
| Life insurance income earned on shareholders' funds | **3** | 1 | 4 |
| Other income | **23** | 10 | 26 |
| Total other income | **214** | 267 | 126 |
| | | | |
| Provision for diminution of equity investments, other securities and associates – written back/(provided) | **4** | (15) | 17 |
| General provision for credit losses (refer Note 10) | **(15)** | (6) | (11) |
| Specific provisions | | | |
| - provided for during the period (refer Note 10) | **(27)** | (27) | (16) |
| - recovery of loans previously provided for (refer Note 10) | **8** | 3 | 3 |
| - loan losses written-off | **(3)** | (1) | - |
| - recovery of loans previously written-off | **1** | 1 | 1 |
| Total net charge for provisions | **(32)** | (45) | (6) |
| Expenses from businesses purchased for resale | **(19)** | - | - |
| Other expenses | **(4)** | (10) | (17) |
| Total other expenses | **(55)** | (55) | (23) |
| **Net other income** | **159** | 212 | 103 |
| | | | |
| ***Total income from ordinary activities*** | **1,408** | 1,289 | 1,176 |

| | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|
| **3. PROFIT FROM ORDINARY ACTIVITIES (continued)** | | | |
| **Employment expenses** | | | |
| Salary, salary-related costs, superannuation, performance-related profit share and staff training | **(716)** | (617) | (609) |
| Provision for annual leave | **(7)** | - | (5) |
| Provision for long service leave | **(3)** | (1) | (3) |
| Businesses purchased for resale – employment expenses | **(8)** | (22) | - |
| Total employment expenses | **(734)** | (640) | (617) |
| **Occupancy expenses** | | | |
| Operating lease rental | **(37)** | (34) | (34) |
| Depreciation: furniture, fittings and leasehold improvements | **(6)** | (7) | (6) |
| Businesses purchased for resale – occupancy expenses | **(3)** | (11) | - |
| Other occupancy expenses | **(5)** | (5) | (5) |
| Total occupancy expenses | **(51)** | (57) | (45) |
| **Non-salary technology expenses** | | | |
| Information services | **(19)** | (17) | (15) |
| Depreciation: computer equipment and software | **(12)** | (29) | (17) |
| Businesses purchased for resale – non-salary technology expenses | **-** | (1) | - |
| Other non-salary technology expenses | **(14)** | (14) | (13) |
| Total non-salary technology expenses | **(45)** | (61) | (45) |
| **Professional fees, travel and communication expenses** | | | |
| Professional fees | **(38)** | (42) | (35) |
| Auditors' remuneration | **(4)** | (4) | (3) |
| Travel expenses | **(26)** | (23) | (17) |
| Communication expenses | **(10)** | (9) | (9) |
| Depreciation: communication equipment | **(2)** | (3) | (2) |
| Businesses purchased for resale – professional fees, travel and communication expenses | **(2)** | (15) | - |
| Total professional fees, travel and communication expenses | **(82)** | (96) | (66) |
| **Other operating expenses** | | | |
| Other operating expenses | **(73)** | (50) | (67) |
| Businesses purchased for resale – other operating expenses | **(18)** | (36) | - |
| Other operating expenses | **(91)** | (86) | (67) |
| **Total expenses from ordi nary activities** | **(1,003)** | (940) | (840) |

# NOTES TO THE FINANCIAL STATEMENTS
# 30 SEPTEMBER 2004

## 4. SEGMENT INFORMATION

Segment revenues and profits are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis.

Any transfers between segments have been determined on an arms -length basis and eliminated on consolidation.

**Primary segment - business**
For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005: *Segment Reporting*, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:
- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

| | Asset and Wealth Management $m | Financial Markets $m | Investment Banking $m | Lending $m | Total $m |
|---|---|---|---|---|---|
| **Half year ended 30 September 2004** | | | | | |
| Total revenue from ordinary activities | **561** | **689** | **876** | **580** | **2,706** |
| Total income from ordinary activities | **351** | **284** | **537** | **236** | **1,408** |
| Profit from ordinary activities after income tax | **70** | **78** | **103** | **49** | **300** |
| **Half year ended 31 March 2004** | | | | | |
| Total revenue from ordinary activities | 586 | 637 | 614 | 519 | 2,356 |
| Total income from ordinary activities | 328 | 301 | 496 | 164 | 1,289 |
| Profit from ordinary activities after income tax | 56 | 90 | 94 | 26 | 266 |
| **Half year ended 30 September 2003** | | | | | |
| Total revenue from ordinary activities | 580 | 486 | 381 | 441 | 1,888 |
| Total income from ordinary activities | 397 | 273 | 339 | 167 | 1,176 |
| Profit from ordinary activities after income tax | 90 | 71 | 69 | 28 | 258 |

## 5. INCOME TAX EXPENSE

Prima facie income tax on profit from ordinary activities is reconciled to the income tax expense charged in the Statement of Financial Performance as follows:

| | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|
| Income tax expense on profit from ordinary activities* | **(121)** | (104) | (101) |
| Add/(deduct) tax effect of permanent differences: | | | |
| Rate differential on offshore income | **25** | 15 | 13 |
| Deductible distributions paid/provided | **1** | 4 | 4 |
| Net effect of different tax rates for life insurance business | **2** | 2 | 2 |
| Rebateable dividend income | **1** | 3 | 2 |
| Dividend paid/provided on Converting Preference Shares | **-** | - | (2) |
| Other items | **(13)** | (3) | 4 |
| | **16** | 21 | 23 |
| **Total income tax expense** | **(105)** | (83) | (78) |

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2003: 30%).

The economic entity has a tax year ending on 30 September.

The Australian Taxation Office ("ATO") is currently reviewing the interests held by the economic entity in research and development syndicates, and has disputed the value of core technology in all syndicates. Amended assessments have been issued in relation to two syndicates, against which objections were lodged. In relation to one of these syndicates, the objection was upheld in the Administrative Appeals Tribunal ("AAT"). The ATO lodged an appeal against the AAT decision with the Federal Court, which remitted certain aspects of the matter to the AAT for further consideration. Prior to the rehearing by the AAT, the ATO decided not to pursue the case. In relation to the other assessed syndicate, no objection decision has yet been received. Details of the total amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

In relation to the Macquarie Income Securities ("MIS"), the Bank has received independent legal advice confirming that deductions totalling $129 million, giving rise to a tax receivable of $42 million, are available in respect of all MIS interest payments paid before 30 June 2004. The Federal Court at first instance has held that the amounts are not deductible and an appeal has been lodged with the Full Federal Court.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

| | Note | **Half year to 30 Sep 2004 $m** | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|---|
| **6. DIVIDENDS PAID AND DISTRIBUTIONS PAID OR PROVIDED** | | | | |
| **Ordinary share capital** | | | | |
| Interim dividend paid (52 (2003: 41) cents per share) | | **-** | 113 | - |
| Final dividend paid (70 (2003: 52) cents per share) | | **151** | - | 106 |
| Special dividend paid (Nil (2003: 50) cents per share) | | **-** | - | 102 |
| **Total dividends paid** | | **151** | 113 | 208 |

The interim dividend for the financial year ended 31 March 2004 was 90% franked at the 30% corporate tax rate. The final dividend for the financial year ended 31 March 2004 was 90% franked at 30%. The final and special dividends for the financial year ended 31 March 2003 of $106 million and $102 million respectively were recognised as a provision as at 31 March 2003 in accordance with Accounting Standards in effect at that time.

On 15 November 2004, the Directors declared an interim dividend for the financial year ending 31 March 2005 of 61 cents per share, 90% franked at 30%. The aggregate amount of the proposed dividend expected to be paid on 17 December 2004 out of retained earnings as at 30 September 2004, but not recognised as a liability as at that date, is $134 million. This amount has been calculated based on the number of shares eligible to participate as at 30 September 2004.

The Bank's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of the fully paid ordinary shares issued pursuant to the DRP are included in Note 13 – Contributed equity.

**Converting Preference Shares**
Dividends on these shares of $Nil (2003: $5.4 million) have been charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

The dividends paid on 25 September 2003 and 16 June 2003 were fully franked at 30%.

There will be no further preference dividends paid in respect of these shares following their conversion to fully paid ordinary shares on 25 September 2003.

**Macquarie Income Securities**

| | Note | Half year to 30 Sep 2004 $m | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|---|
| Distributions paid (net of distributions previously provided) | | **8** | 13 | 8 |
| Distributions provided | | **6** | 1 | 5 |
| **Total distributions paid or provided** | | **14** | 14 | 13 |

The distributions paid/provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033: *Presentation and Disclosure of Financial Instruments*.

**Macquarie Income Preferred Securities**

| | Note | Half year to 30 Sep 2004 $m | Half year to 31 Mar 2004 $m | Half year to 30 Sep 2003 $m |
|---|---|---|---|---|
| Distributions provided | 14 | **1** | - | - |
| **Total distributions paid or provided** | | **1** | - | - |

The Macquarie Income Preferred Securities issued during the period represent an Outside Equity Interest of the economic entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in the Outside Equity Interest, as disclosed in note 14.

| | **Half year to 30 Sep 2004** | Half year to 31 Mar 2004 | Half year to 30 Sep 2003 |
|---|---|---|---|
| **7. EARNINGS PER SHARE** | | | |
| | | **Cents per share** | |
| **Basic earnings per share** | **130.6** | 116.8 | 116.2 |
| **Diluted earnings per share** | **128.7** | 114.6 | 114.4 |
| | **$m** | $m | $m |
| **Reconciliation of earnings used in the calculation of basic earnings per share** | | | |
| Profit from ordinary activities after income tax | **300** | 266 | 258 |
| (Profit) attributable to outside equity interests | | | |
| Macquarie Income Preferred Securities | **(1)** | - | - |
| Other equity holders | **(1)** | - | (3) |
| Distributions paid or provided on: | | | |
| Macquarie Income Securities | **(14)** | (14) | (13) |
| Total earnings used in the calculation of basic earnings per share | **284** | 252 | 242 |
| **Reconciliation of earnings used in the calculation of diluted earnings per share** | | | |
| Earnings used in calculating basic earnings per share | **284** | 252 | 242 |
| Interest saving from conversion of Converting Preference Shares | **-** | - | 5 |
| Total earnings used in the calculation of diluted earnings per share | **284** | 252 | 247 |
| | | **Number of shares** | |
| **Total weighted average number of ordinary shares used in the calculation of basic earnings per share** | **217,402,861** | 215,713,144 | 208,287,427 |
| **Weighted average number of shares used in the calculation of diluted earnings per share** | | | |
| Fully paid ordinary shares | **217,402,861** | 215,713,144 | 208,287,427 |
| Options | **3,311,784** | 4,198,964 | 2,872,425 |
| Converting Preference Shares | **-** | - | 4,698,059 |
| Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share | **220,714,645** | 219,912,108 | 215,857,911 |

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **8. TRADING ASSETS** | | | |
| **Trading securities** | | | |
| Listed equity securities | **2,667** | 3,987 | 2,513 |
| Certificates of deposit | **985** | 944 | 775 |
| Debt securities | **994** | 867 | 1,084 |
| Other government securities | **904** | 626 | 443 |
| Commonwealth government bonds | **373** | 84 | 34 |
| Bank bills | **332** | 251 | 191 |
| Foreign OECD government securities | **34** | 22 | 37 |
| Other non-OECD government securities | **24** | 38 | 12 |
| Total trading securities | **6,313** | 6,819 | 5,089 |
| **Other trading assets** | | | |
| Bullion – allocated | **17** | 37 | 25 |
| Other commodities | **12** | 35 | 36 |
| Total other trading assets | **29** | 72 | 61 |
| **Total trading assets** | **6,342** | 6,891 | 5,150 |
| **9. OTHER SECURITIES** | | | |
| **Listed** | | | |
| Shares and units in unit trusts at cost | **63** | 182 | 261 |
| Less provision for diminution | **(3)** | (17) | (27) |
| Shares and units in units trusts at recoverable amount | **60** | 165 | 234 |
| Shares and units in unit trusts at cost requiring no provision for diminution | **459** | 123 | 122 |
| Total listed other securities | **519** | 288 | 356 |
| **Unlisted** | | | |
| Shares and units in unit trusts at cost | **4** | 5 | 59 |
| Less provision for diminution | **(2)** | (1) | (3) |
| Shares and units in units trusts at recoverable amount | **2** | 4 | 56 |
| Shares and units in unit trusts at cost requiring no provision for diminution | **166** | 225 | 142 |
| Debt investment securities | **1,601** | 1,330 | 2,029 |
| Total unlisted other securities | **1,769** | 1,559 | 2,227 |
| **Total other securities** | **2,288** | 1,847 | 2,583 |

The market value of listed other securities held at 30 September 2004 was $784 million (Mar 2004: $389 million), as compared to a book value of $519 million (Mar 2004: $288 million).

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|

## 10. LOAN ASSETS

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **Due from other financial institutions** | | | |
| Loans and advances | **1,450** | 1,810 | 2,581 |
| Lease receivables | **4** | 5 | 7 |
| Total due from other financial institutions | **1,454** | 1,815 | 2,588 |
| **Due from governments*** | | | |
| Lease receivables | **470** | 529 | 599 |
| Loans and advances | **59** | 44 | 66 |
| Total due from governments | **529** | 573 | 665 |
| **Due from other entities** | | | |
| Other loans and advances | **9,088** | 7,546 | 6,928 |
| Less specific provisions | **(53)** | (36) | (29) |
| | **9,035** | 7,510 | 6,899 |
| Lease receivables | **1,182** | 954 | 828 |
| Total due from other entities | **10,217** | 8,464 | 7,727 |
| Total gross loan assets | **12,200** | 10,852 | 10,980 |
| Less general provision for credit losses | **(90)** | (75) | (66) |
| **Total loan assets** | **12,110** | 10,777 | 10,914 |

* Governments include Federal, State and Local governments and related enterprises in Australia.

| | | | |
|---|---|---|---|
| **Specific provisions** | | | |
| Balance at the beginning of the period | **36** | 29 | 14 |
| Provided during the period | **27** | 27 | 16 |
| Loan assets written off, previously provided for | **(2)** | (17) | (2) |
| Recovery of loans previously provided for | **(8)** | (3) | (3) |
| Transfer from other provisions and other items | **-** | - | 4 |
| **Total specific provisions** | **53** | 36 | 29 |

The specific provisions relate to doubtful loan assets that have been identified and provided for.

| | | | |
|---|---|---|---|
| **General provision for credit losses** | | | |
| Balance at the beginning of the period | **75** | 66 | 55 |
| Provided for during the period | **15** | 6 | 11 |
| Businesses acquired | **-** | 3 | - |
| **Total general provision for credit losses** | **90** | 75 | 66 |

The general provision for credit losses is 0.55% (Sep 2003: 0.55%) of total risk-weighted exposures.

The general provision for credit losses is intended to cover expected losses inherent in the existing overall credit portfolio which are not yet identifiable.

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|

## 11. IMPAIRED ASSETS

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| Non-accrual loans without specific provisions for impairment | **5** | 5 | - |
| Non-accrual loans with specific provisions for impairment | **76** | 92 | 41 |
| Less specific provisions | **(53)** | (36) | (29) |
| Total non-accrual loans with specific provisions for impairment | **23** | 56 | 12 |
| Impaired derivative financial instruments with specific provisions for impairment | **1** | 1 | 1 |
| Less specific provisions | **(1)** | (1) | (1) |
| Total impaired derivative financial instruments with specific provisions for impairment | **-** | - | - |
| **Total net impaired assets** | **28** | 61 | 12 |
| **Revenue foregone on impaired assets** | | | |
| Interest | **-** | 2 | 1 |
| **Total revenue foregone on impaired assets** | **-** | 2 | 1 |

Revenue recognised in respect of impaired assets was less than $1 million for the half years ended 30 September 2004, 31 March 2004 and 30 September 2003.

## 12. NOTES PAYABLE

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| Euro commercial paper | **3,808** | 3,421 | 3,755 |
| Euro floating rate notes | **3,418** | 3,475 | 2,347 |
| Negotiable certificates of deposit | **3,094** | 2,299 | 2,518 |
| Equity linked notes | **1,308** | 1,542 | 915 |
| US commercial paper | **424** | 854 | 1,212 |
| Domestic issued paper | **43** | 290 | 275 |
| Other notes | **975** | 727 | 98 |
| **Total notes payable** | **13,070** | 12,608 | 11,120 |
| **Reconciliation of notes payable by major currency** | | | |
| Australian dollars | **3,683** | 2,874 | 3,271 |
| United States dollars | **3,208** | 4,733 | 4,285 |
| Euro | **2,293** | 1,649 | 690 |
| Great British pounds | **1,852** | 1,366 | 1,346 |
| Hong Kong dollars | **1,421** | 1,490 | 1,010 |
| Japanese yen | **512** | 398 | 470 |
| Other currencies | **101** | 98 | 48 |
| **Total notes payable by currency** | **13,070** | 12,608 | 11,120 |

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Programme. Securities can be issued for terms varying from one day to 30 years.

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **13. CONTRIBUTED EQUITY** | | | |
| **Ordinary share capital** | | | |
| Opening balance of 215,916,285 (Mar 2003: 204,498,144) fully paid ordinary shares | **1,382** | 1,465 | 1,137 |
| Issue of 3,002,108 (2003: 4,659,498) shares on exercise of options | **64** | 36 | 84 |
| Issue of 842,601 shares on 2 July 2004 pursuant to the Dividend Reinvestment Plan ("DRP") at $33.46 per share | **28** | - | - |
| Issue of 36,192 shares on 16 January 2004 pursuant to the Employee Share Plan at $33.87 per share* | - | 1 | - |
| Issue of 1,020,072 shares on 19 December 2003 pursuant to the DRP at $34.04 per share | - | 35 | - |
| Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share | - | - | 106 |
| Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share pursuant to conversion of the Converting Preference Shares** | - | - | 150 |
| On-market buy-back and cancellation of 4,857,315 shares** | - | (155) | (12) |
| **Closing balance of 219,760,994 (Sep 2003: 217,567,485) fully paid ordinary shares** | **1,474** | 1,382 | 1,465 |
| **Macquarie Income Securities** | **391** | 391 | 391 |

* The value of these shares was expensed as part of the employee profit share pool.

** On 25 September 2003, the Bank exercised its option under the Terms of Issue of the Converting Preference Shares ("CPS") and converted all 1.5 million CPS on issue to fully paid ordinary shares. The CPS were converted to ordinary shares at the rate of 3.24 ordinary shares for 1 CPS, resulting in the issue of 4,857,315 fully paid ordinary shares.

From September to December 2003, the Bank purchased on market and subsequently cancelled all 4,857,315 fully paid ordinary shares that arose from the conversion of the CPS. The buy-back and cancellation was approved by the Australian Prudential Regulation Authority. The shares were acquired at an average price of $34.42 per share.

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **14. RETAINED EARNINGS AND OUTSIDE EQUITY INTERESTS** | | | |
| **Retained earnings** | | | |
| Balance at the beginning of the period | **1,040** | 901 | 659 |
| Change in accounting policy: | | | |
| Reinstatement of prior year declared dividend * | **-** | - | 208 |
| Prior year declared dividend paid * | **-** | - | (208) |
| Profit from ordinary activities after income tax attributable to equity holders | **298** | 266 | 255 |
| Distributions paid or provided on Macquarie Income Securities | **(14)** | (14) | (13) |
| Dividends paid or provided on ordinary share capital | **(151)** | (113) | - |
| **Total retained earnings** | **1,173** | 1,040 | 901 |

* From 1 April 2003, AASB1044: *Provisions, Contingent Liabilities and Contingent Assets* became operative for the economic entity.

An adjustment of $208 million was made against the economic entity's retained profits as at 1 April 2003 to reverse the amount provided as at 31 March 2003 for the Bank's 2003 final and special dividends. These provisions were reinstated in May 2003 when the dividends were declared by the Directors.

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **Outside equity interests in controlled entities** | | | |
| Macquarie Income Preferred Securities * | | | |
| Proceeds on issue of Macquarie Income Preferred Securities | **894** | - | - |
| Issue costs | **(10)** | - | - |
| | **884** | - | - |
| Retained earnings | **1** | - | - |
| Distribution provided | **(1)** | | |
| Foreign currency translation reserve | **(23)** | - | - |
| | **861** | - | - |
| Other equity holders in controlled entities | | | |
| Ordinary share capital | **22** | 22 | 12 |
| Partnership capital | **-** | - | 393 |
| Units in unit trusts | **24** | - | 181 |
| Accumulated losses | **(3)** | (2) | (2) |
| | **43** | 20 | 584 |
| **Total outside equity interests in controlled entities** | **904** | 20 | 584 |

* On 22 September 2004, Macquarie Capital Funding L.P., a member of the economic entity established to facilitate capital raising, issued £350 million of tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon will be paid on 15 April 2005.

The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distribution entitlements being included with the outside equity interest share of profit after tax.

| | As at 30 Sep 2004 $m | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **15. CONTINGENT LIABILITIES** | | | |
| Contingent liabilities exist in respect of: | | | |
| Guarantees (a) (b) | **203** | 182 | 132 |
| Credit derivatives – purchased (c) | **62** | 60 | 1,070 |
| Underwriting facilities | **451** | 476 | 602 |
| Indemnities | **52** | 53 | 219 |
| Undrawn credit facilities | **2,838** | 2,345 | 2,326 |
| Undrawn credit facilities – revocable at any time | **1,439** | 1,563 | 1,588 |
| Other contingent liabilities (d) | **427** | 327 | 39 |
| **Total contingent liabilities** | **5,472** | 5,006 | 5,976 |

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position.

(a) All external guarantees, other than those noted for Macquarie Investment Management Limited ("MIML") in (b) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $26 million (Sep 2003: $13 million).

(b) MIML covenants that while it acts as the Responsible Entity of the Macquarie Cash Management Trust, unit holders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $45 million (Sep 2003: $44 million). At 31 March 2004 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating to $9.5 billion (Mar 2003: $8.9 billion) and assets aggregating to $9.6 billion (Mar 2003: $9.0 billion).

(c) The Bank purchases credit derivatives to mitigate credit risks arising from client exposures.

(d) Other contingent liabilities includes letters of credit, written put options, performance related contingents and forward purchases.

## 16. AVERAGE STATEMENT OF FINANCIAL POSITION

| | Half year to 30 Sep 2004 | | | Half year to 31 Mar 2004 | | | Half year to 30 Sep 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Av. Balance $m | Inc./(exp.) $m | Av. rate % | Av. balance $m | Inc./(exp.) $m | Av. rate % | Av. balance $m | Inc./(exp.) $m | Av. rate % |
| **ASSETS** | | | | | | | | | |
| **Interest bearing assets** | | | | | | | | | |
| Cash and liquid assets | **427** | **4** | **1.6** | 117 | 2 | 3.1 | 53 | 1 | 4.5 |
| Securities purchased under resale agreement | **8,833** | **201** | **4.5** | 6,196 | 139 | 4.5 | 4,057 | 92 | 4.5 |
| Trading assets | **4,173** | **113** | **5.4** | 3,715 | 98 | 5.3 | 2,950 | 75 | 5.1 |
| Other securities | **1,526** | **36** | **4.7** | 1,168 | 28 | 4.9 | 2,092 | 35 | 3.3 |
| Loan assets | **12,101** | **421** | **6.9** | 11,050 | 389 | 7.1 | 9,674 | 318 | 6.6 |
| Other financial assets | **205** | **4** | **4.0** | 5 | - | 5.3 | 24 | 1 | 4.8 |
| Total interest bearing assets | **27,265** | **779** | | 22,251 | 656 | | 18,850 | 522 | |
| Total non-interest bearing assets | **17,534** | | | 18,587 | | | 15,379 | | |
| **Total assets** | **44,799** | | | 40,838 | | | 34,229 | | |
| **LIABILITIES** | | | | | | | | | |
| **Interest bearing liabilities** | | | | | | | | | |
| Due to other financial institutions | **1,156** | **(19)** | **3.4** | 696 | (9) | 2.5 | 932 | (12) | 2.6 |
| Securities sold under repurchase agreements | **4,547** | **(99)** | **4.3** | 3,036 | (68) | 4.5 | 2,598 | (62) | 4.7 |
| Securities borrowed | **3,801** | **(102)** | **5.3** | 2,829 | (76) | 5.4 | 872 | (23) | 5.2 |
| Deposits | **4,527** | **(92)** | **4.1** | 4,903 | (111) | 4.5 | 3,818 | (74) | 3.9 |
| Notes payable | **12,904** | **(260)** | **4.0** | 11,646 | (238) | 4.1 | 9,960 | (183) | 3.7 |
| Other liabilities | **789** | **(18)** | **4.7** | 626 | (14) | 4.3 | 668 | (12) | 3.7 |
| **Loan capital** | | | | | | | | | |
| Subordinated debt | **915** | **(22)** | **4.9** | 844 | (19) | 4.6 | 594 | (12) | 4.1 |
| Converting Preference Shares | **-** | **-** | **-** | - | - | - | 145 | (5) | 7.4 |
| Total interest bearing liabilities | **28,639** | **(612)** | | 24,580 | (535) | | 19,587 | (383) | |
| Total non-interest bearing liabilities | **13,092** | | | 13,434 | | | 11,765 | | |
| **Total liabilities** | **41,731** | | | 38,014 | | | 31,352 | | |
| **Net assets** | **3,068** | | | 2,824 | | | 2,877 | | |
| **EQUITY** | | | | | | | | | |
| Contributed equity | | | | | | | | | |
| Ordinary share capital | **1,424** | | | 1,378 | | | 1,251 | | |
| Macquarie Income Securities | **391** | | | 391 | | | 391 | | |
| Retained earnings | **1,093** | | | 976 | | | 833 | | |
| Total equity attributable to equity holders of the Bank | **2,908** | | | 2,745 | | | 2,475 | | |
| Outside equity interests in controlled entities | **160** | | | 79 | | | 402 | | |
| **Total equity** | **3,068** | | | 2,824 | | | 2,877 | | |

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with Accounting Standards are not included in the above analysis. Such interest and expense is shown gross in Note 3 – Profit from ordinary activities in accordance with the requirements of AASB 1018: *Statement of Financial Performance*.

## 17. ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES

**Entities acquired or consolidated due to change in control:**

**a) District Energy**
On 30 June 2004, a controlled entity of the Bank acquired 100% of various Chicago energy companies which operate a number of cooling plants in the Chicago area, for a cost of $197 million. On 29 September 2004, a controlled entity of the Bank acquired control of various Las Vegas energy companies for a cost of $36 million. These two related acquisitions are collectively known as "District Energy".

**b) Atlantic Aviation**
On 29 July 2004, a controlled entity of the Bank acquired 100% of various companies (collectively "Atlantic Aviation") which provide services to a number of North American airports, for a cost of $317 million.

**c) RG Capital Radio**
On 20 August 2004, a wholly-owned subsidiary of the Bank received Federal Court approval for its proposed Scheme of Arrangement for the acquisition of 100% of the issued shares and options of RG Capital Radio Pty Limited ("RG Capital Radio") for a cost of $178 million. Settlement of the transaction took place on 2 September 2004.

**d) DMG Regional Radio**
On 10 September 2004, a wholly-owned subsidiary of the Bank acquired 100% of DMG Regional Radio Pty Limited ("DMG Regional Radio") for a cost of $194 million.

Aggregate details of the acquisitions are as follows:

| | **As at 30 Sep 2004 $m** | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **Fair value of net assets acquired** | | | |
| Cash and other financial assets | **79** | 1,484 | - |
| Fixed assets and other non-current assets | **400** | 1,823 | - |
| Intangible assets | **721** | 4 | - |
| Payables and provisions | **(216)** | (1,949) | - |
| Borrowings | **(62)** | (198) | - |
| Total fair value of net assets acquired | **922** | 1,164 | - |
| **Purchase consideration** | | | |
| Cash consideration | **922** | 1,019 | - |
| Deferred consideration | **-** | 145 | - |
| Total purchase consideration | **922** | 1,164 | - |
| **Reconciliation of cash movement** | | | |
| Cash consideration | **(922)** | (1,019) | - |
| Less: cash acquired | **19** | 319 | - |
| Total cash outflow | **(903)** | (700) | - |

The fair value of assets and liabilities acquired may differ to those that will be disclosed in the March 2005 Financial Report as a result of valuations being finalised subsequent to acquisition and revisions in the final allocation of the purchase consideration.

The 31 March 2004 comparatives relate to the acquisitions of South East Water plc, Arlanda Express and the ING Asian Equities Business. While the terms of the acquisition of the ING Asian Equities Business resulted in consolidation of the acquisition from 8 March 2004, the acquisition was formally completed on 31 July 2004, when Macquarie paid the $145 million deferred component of the purchase price.

## 17. ACQUISITION AND DISPOSAL OF CONTROLLED ENTITIES (continued)

**Entities disposed of or deconsolidated due to change in control:**

**a) Deconsolidation of South East Water**
On 30 April 2004, a subsidiary of the Bank sold a 75.1% interest in South East Water plc ("SEW") to Macquarie European Infrastructure Fund ("MEIF") at cost. The Bank has retained a holding of 24.9% of SEW, which has not been equity accounted.

**b) Deconsolidation of Arlanda Express**
On 8 April 2004, the Bank's investment in MEIF was diluted from 100% to 16.1%. MEIF included a 100% investment in A-Train AB and A-Train Invest AG (collectively "Arlanda Express"). As a result of the sale, the Bank is no longer required to consolidate its interest in MEIF and its interest in Arlanda Express.

**c) Deconsolidation of CH4 Gas Limited**
On 7 April 2004, the Bank's investment in CH4 Gas Limited ("CH4") was diluted from 66% to 41%. From that date, the Bank ceased to consolidate its interest in CH4. Due to the Bank's ongoing ownership interest, the investment in CH4 has been equity accounted from that date.

Details of the disposal and deconsolidations are as follows:

| | **As at 30 Sep 2004 $m** | As at 31 Mar 2004 $m | As at 30 Sep 2003 $m |
|---|---|---|---|
| **MBL's carrying value of assets and liabilities disposed** | | | |
| Cash and other financial assets | **155** | - | 35 |
| Fixed assets and other non-current assets | **1,879** | - | 12 |
| Intangible assets | **26** | - | - |
| Payables and provisions | **(683)** | - | (21) |
| Borrowings | **(1,022)** | - | (24) |
| Net carrying value of assets and liabilities disposed | **355** | - | 2 |
| **Reconciliation of cash movement** | | | |
| Cash received* | **289** | - | 41 |
| Less: | | | |
| Investment retained | **-** | - | (5) |
| Cash disposed | **(63)** | - | (4) |
| Net cash inflow | **226** | - | 32 |

* Cash received includes repayment of intercompany debt.

The 30 September 2003 comparatives relate to the disposal of ntl Telecommunications Pty Limited and the deconsolidation of Macquarie Transmission Alberta Limited and Macquarie Essential Assets Partnership.

## 18. EVENTS OCCURRING AFTER REPORTING DATE

On 20 October 2004, the Bank announced its support for the proposed merger of Macquarie Goodman Industrial Trust ("MGI") and Macquarie Goodman Management Limited ("MGM"). The proposed merger is subject to MGM shareholder and MGI unitholder approval in votes to be taken in January 2005.

The Bank currently holds 39.1% of MGM. Should the merger proceed the Bank proposes to retain its entire stake in MGM, resulting in the conversion of the Bank's current holding to an 8.8% interest in the merged Group. Under the requirements of Australian Accounting Standards, the conversion would result in a pre-tax accounting profit to be recognised by the Bank of approximately $255 million. The net accounting profit (after tax and provision for profit share) expected to be recognised is approximately $80 million.

## DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 5 to 27:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the economic entity's financial position as at 30 September 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

**D.S. Clarke, Director**

**A.E. Moss, Director**

Sydney
15 November 2004

## INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MACQUARIE BANK LIMITED

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Macquarie Bank Limited:

- does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Macquarie Bank Limited and its controlled entities ("the economic entity") as at 30 September 2004 and of its performance for the half year ended on that date; and
- is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

**Scope**

**The financial report and directors' responsibility**

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for the economic entity, for the half year ended 30 September 2004. The economic entity comprises both Macquarie Bank Limited (the Bank) and the entities it controlled during that half year.

The Directors of the Bank are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

**Review approach**

We conducted an independent review in order for the Bank to lodge the financial report with the Australian Securities & Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the economic entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of Bank personnel; and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by Directors or management.

## INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MACQUARIE BANK LIMITED
(continued)

**Independence**

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

I.L. Hammond
Partner

Sydney
15 November 2004

MACQUARIE BANK

# Macquarie Bank Limited

## Interim Result Announcement for the half year ended 30 September 2004

### Presentation to Investors and Analysts

MACQUARIE BANK

## Agenda

| | |
|---|---|
| 1. Introduction | David Clarke |
| 2. Highlights | Allan Moss |
| 3. Analysis | Greg Ward |
| 4. Group Comments<br>Outlook | Allan Moss |

Unless otherwise specified all information is for half year ended 30 September 2004 and increases are on the prior corresponding half.

2

# EPS, dividends and franking

Increasing returns to shareholders

| | Sep 04 | Mar 04 | Sep 03 |
|---|---|---|---|
| | cps | cps | cps |
| EPS | 130.6 | 116.8 | 116.2 |
| Interim/ Final Dividend | 61 | 70 | 52 |

All dividends above franked to 90%

- → 12% increase in EPS on pcp
- → 17% increase in interim ordinary dividend on pcp
- → 47% payout ratio for six months ended 30 September 2004
- → Expect full year to be in line with stated targets:
  - → Payout ratio between 50-60%
  - → Franking of at least 80%

3

# Good returns to investors

Since December 1995

- → 341% return to Macquarie specialist listed infrastructure and property investors compared to 132% return for the share market [1]

Since April 2003

- → Macquarie managed IPOs returned 79% to investors[2]
- → Macquarie managed placements returned 32%[2]

1 Average accumulation return of MAP, MCG, MIG, MCW, MGI, MLE, MOF, MPR, SCF, MDT vs average accumulation return of S&P/ASX 500 from 31 Dec 1995 to 30 Sep 2004
2 Weighted average return of IPO/placements >$A50m excluding hybrid issues between 1 Apr 2003 and 30 Sep 2004. Measures return on stock price only. Assumes continuity of investment

4

# EPS growth over the decade

17.2% compound annual growth*


A cents
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sep 04

Basic EPS. * 10 years to 30 September 2004.

5

# Agenda

| | |
|---|---|
| 1. Introduction | David Clarke |
| 2. Highlights | Allan Moss |
| 3. Analysis | Greg Ward |
| 4. Group Comments<br>Outlook | Allan Moss |

6

# $A284m profit after tax for half year

Record result

After tax (attributable to ordinary equity holders) 17% increase on Sep 03

| 30 September 2004 | 31 March 2004 | 30 September 2003 |
|---|---|---|
| $A284m | $A252m | $A242m |

Pre tax (attributable to ordinary equity holders) 22% increase on Sep 03

| 30 September 2004 | 31 March 2004 | 30 September 2003 |
|---|---|---|
| $A389m | $A336m | $A318m |

7

# Profit history



30 September
31 March
$Am
500
450
400
350
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sep 04


8

# All Groups have performed well



Index
120
100
80
60
40
20
0
-20
Sep 03
Mar 04
Sep 04
Direct Investment
Funds Management
Financial Services
Equity Markets
Banking & Property
Treasury & Commodities
Investment Banking




Contributions based on management accounts pre-tax and pre-profit share. Sep 2003 indexed to 100



# Key drivers of half



- → Achieved despite lower performance fees from specialist funds
- → Market conditions continued to be broadly favourable
- → Assets under management up 19% from $A62.6b to $A74.4b*
- → Property well up due to timing of large transactions and increased property funds under management
- → US mortgage business moved to profitability

* Increase from 31 March 2004 to 30 September 2004.

## Key drivers of half

- → Hong Kong equity derivatives a strong contributor – volumes down on prior period but up on pcp
- → Derivatives on US and European stocks - large increase in profit
- → Agricultural commodities made stronger contribution in more favourable market conditions
- → Retail achieved continued growth
- → International income continued growth
- → Macquarie Securities Asia operating profitably

11

## Acquisition of Macquarie Securities Asia (MSA)

- → Reflects confidence in Asian markets
- → Integration process has been successful
- → Business operating profitably
- → Developing Equity Capital Markets to complement MSA and other Asian businesses

12

MACQUARIE BANK

# Developing broad investment banking in Asia-Pacific


Other international markets
Focused
Asia-Pacific
Broad investment banking
Australia
Full-service

13

MACQUARIE BANK

# Managing important assets across the globe


Acquired post 1 April 2004
Acquired prior to 1 April 2004
USA
■ Detroit Windsor Tunnel
■ SR125 South
■ Chicago Skyway*
■ Parking Company of America Airports
■ AvPORTS
■ Atlantic Aviation
■ California FBOs*
■ Michigan Electric Transmission Co.
■ Chicago Thermal
■ Northwind Aladdin
■ Macquarie DDR **
■ Macquarie ProLogis **
■ Macquarie CountryWide **
■ Macquarie Office
Portugal
■ Tagus Crossings
UK
■ M6 Toll
■ Yorkshire Link
■ Bristol Airport
■ Birmingham Airport
■ South East Water
■ Wales & the West*
■ Macquarie Global Property Advisors
Sweden
■ Arlanda Express
Germany
■ Warnow Tunnel
■ Macquarie Global Property Advisors
Belgium
■ Macquarie Global Property Advisors
■ Brussels Airport*
Japan
■ Hakone Turnpike
■ Schroder Asian properties
■ Macquarie Global Property Advisors
Canada
■ 407 ETR
■ AltaLink
■ Cardinal Power
■ Duke Point Power*
China
■ First China Property Group
■ Macquarie Global Property Advisors
Mexico
■ Macquarie ProLogis **
Spain
■ Macquarie Global Property Advisors
Hong Kong, Singapore
■ Schroder Asian properties
■ Macquarie Global Property Advisors
New Zealand
■ Macquarie Goodman **
■ Macquarie CountryWide **
Africa
■ N3 toll road
■ N4 toll road
■ Bakwena Platinum Corridor
■ Kilimanjaro Airport (Tanzania)
■ Airport Co. of SA
■ ICO Global
Italy
■ Rome Airport
■ Genoa Airport
■ Lamezia Terme Airport
South Korea
■ Soojungsan Tunnel
■ Kwangju 2nd Beltway Section 1 & 3
■ Daegu-Busan Expressway
■ Baekyang Tunnel
■ Machang Bridge
■ Incheon Expressway
■ Cheonan Nonsan Expressway
■ Kukdong Building
■ Schroder Asian properties
■ Macquarie Global Property Advisors
Australia
■ Gorodok Ethane Pipeline
■ Prospect Water
■ Electranet SA
■ Dampier – Bunbury
■ Multinet
■ United Energy Distrib.
■ AlintaGas Networks
■ Broadcast Australia
■ Reef Networks
■ DMG/RG Radio
■ Transtoll
■ Macquarie Direct Property
■ Eastern Distributor, M2, M4, M5, Westlink M7
■ Mitcham-Frankston*
■ Airtrain Citylink
■ Asia Pacific Transport
■ Macquarie Direct Inv
■ Sydney Airport
■ Adelaide Airport
■ Macquarie Office
■ Macquarie CountryWide **
■ Macquarie Leisure **
■ Macquarie Goodman **
■ MREEF

Roads Property Airports Communications Utilities Transport services Other

14



Intentionally left blank

15



# Macquarie managed infrastructure and property assets by sector



Tourism/Leisure & Residential Property 2%
Retail Property 7%
Office Property 11%
Roads 35%
Industrial Property 11%
Other Infrastructure 1%
Communications 3%
Utilities 14%
Airports 16%


Asset values calculated on the portion of the enterprise value of the asset owned by the relevant Macquarie Group entity

16

# Macquarie managed infrastructure and property assets by region


Asia 4%
Other 3%
Europe 13%
Australia 42%
UK 14%
Nth America 24%

Asset values calculated on the portion of the enterprise value of the asset owned by the relevant Macquarie Group entity

17

# There are some threats to world growth but we are well positioned

We are monitoring economic challenges, including:

- → US twin deficits
- → Oil prices
- → Relatively high levels of consumer debt in western world
- → Dependence of Asian region on continued strong investment in China

18

MACQUARIE BANK

Intentionally left blank

19

MACQUARIE BANK

# Asset risks are moderate relative to base fees

On balance sheet specialist funds seed assets* and specialist funds base fees


$Am
1000
900
800
700
600
500
400
300
200
100
0
$Am
100
90
80
70
60
50
40
30
20
10
0
Base fees – half yearly (right hand scale)
1 Martin Place
Radio assets
Broadcast Australia
Atlantic Aviation
US REIT (MPR)
Arlanda Express
District Energy
Michigan Electric Transmission Company
Altalink
Bristol Airports
South East Water
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04

*Economic exposure following financial close of assets held with the intention that they will be transferred into a fund. Excludes commitments.

20

# Asset risks are moderate relative to base fees



On balance sheet specialist funds seed assets per $A of specialist fund base fees
($A)
8
7
6
5
4
3
2
1
0
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04


Maximum on balance sheet exposure during half years ended 30 Sept and 31 March



# Market value of equity investments well above book value

→ $A677m above book value



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Book value
Market value
$A677m
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Oct 04


For unlisted investments, market value is assumed equal to book value. For listed investments, market value is based on share prices at 31 October 2004

MACQUARIE BANK

# Agenda

| | |
|---|---|
| 1. Introduction | David Clarke |
| 2. Highlights | Allan Moss |
| 3. Analysis | Greg Ward |
| 4. Group Comments<br>Outlook | Allan Moss |

23

MACQUARIE BANK

# A record half year

| | Sep 04 | Mar 04 | Sep 03 |
|---|---|---|---|
| Profit after tax | $A284m | $A252m | $A242m |
| Basic EPS | 130.6 cents | 116.8 cents | 116.2 cents |
| ROE | 22.6% p.a. | 21.4% p.a. | 23.2% p.a. |
| Ordinary dividend per share | 61 cents | 70 cents | 52 cents |
| Operating income | $A1,377m | $A1,204m | $A1,176m |
| International income | 33% | 31% | 32% |
| Assets under management | $A74b | $A63b | $A57b |
| Capital (Tier 1) | 12.6% | 16.2% | 18.5% |

In this presentation, income and expenses relating to businesses held for resale have been classified as other income.

24

# Statutory profit & loss

## Proforma adjustments

| | As reported ($Am) | Adjustments* ($Am) | Proforma P&L ($Am) |
|---|---|---|---|
| Total operating income | 1,408 | (31) | 1,377 |
| Total operating expense | (1,003) | 31 | (972) |
| Profit before tax | 405 | - | 405 |
| Income tax expense | (105) | - | (105) |
| Profit after tax (PAT) | 300 | - | 300 |
| Amount attributable to OEI | (1) | - | (1) |
| Macquarie Income Preferred Securities | (1) | - | (1) |
| PAT attributable to MBL equity holders | 298 | - | 298 |
| Distribution paid/provided on MIS | (14) | - | (14) |
| PAT attributable to ordinary equity holders | 284 | - | 284 |

*Income and expenses relating to businesses held for resale reported in the statutory accounts as various items of operating income and expense, have been reclassified as other income for the purposes of this presentation. There is no impact on profit before tax.



# Operating income

## 17% increase
## growth on pcp in all areas of income



$Am
900
800
700
600
500
400
300
200
100
0
Fee and commission
Trading
Interest
Other
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04


Income and expenses relating to businesses held for resale have been classified as other income.

# Fee and commission income


$Am
250
200
150
100
50
0
Base fees
Performance fees
M&A, advisory, underwriting
Brokerage and commission
Financial products
Banking, lending and securitisation
Other
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04

27

# Funds management fees


$Am
Base Fees
200
180
160
140
120
100
80
60
40
20
0
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
$Am
Performance Fees
FSG/FMG-wholesale
FSG/FMG - retail
Infrastructure
Property
Other

→ Significant performance fees from MAP and MCG

→ Base fees up 14% driven by MAP, MEIF and Four Corners

28

# Growth in assets under management

## 3rd largest fund manager in Australia*



$Ab
80
70
60
50
40
30
20
10
0
Assets under management
2000
2001
2002
2003
2004
Sep 04
FSG/FMG-wholesale
FSG/FMG-retail
Infrastructure
Property
Other


- → Total assets under management up 19% on prior period to $A74.4 billion
- → New funds include Macquarie Power Income Fund, Macquarie European Infrastructure Fund, African Infrastructure Investment Fund, Macquarie Newton Funds and joint venture with Ochtar Capital Partners
- → Macquarie Office Trust takeover of Principal America Office trust

* Rainmaker Information: June Quarter 2004, issued September 2004

29

# Assets under management growth

## For the six months to September 2004



$Ab
80
70
60
50
40
30
20
10
0
$11.8b
Mar 04
Sep 04
6 months to Sep 04
$Ab
12
10
8
6
4
2
0
FMG JVs
FSG/FMG
Retail
FSG/FMG
Wholesale
MDT
MCW
Global
Property
MOF
MPT
MEIF
MAP
DUET
MIG


30



# Large raisings by funds

**$A4.5b raised during the 6 months to 30 Sep 2004**

→ Approximately 60% from international investors



A$b
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0


| Fund | Raising ($Am) | Predominant locale of investors |
|---|---|---|
| KRIF | 764 | Korea |
| Four Corners | 774 | USA |
| MOF* | 761 | Australia |
| MEIF | 750 | Europe |
| AIIF | 135 | South Africa |
| MPT | 214 | Canada inc. retail |
| MDT | 281 | Australia |
| DUET | 261 | Australia |
| GIF II | 106 | Australia |
| MPR | 93 | Australia |
| Other | 325 | Australia |

Funds raised by Macquarie and joint venture fund manager partners

*Estimated value of MOF units issued to Principal America Office Trust (PAO) unitholders as part of the consideration to acquiring PAO units

31



# Trading income

**49% increase on pcp to $A336m**

**In line with prior period**



Sep 03
10%
25%
48%
17%
Equities
Commodities
Foreign Exchange
Interest Rate Products
Sep 04
4%
23%
46%
27%


→ Equities up significantly on pcp - especially HK, on the back of improved global equity markets, however markets not as strong as 2H 04

→ Commodities well up mainly due to improved volatility in the agricultural commodities, energy and metals and mining markets

→ Foreign exchange up, driven by strong market positions and high volatility and volumes

32

MACQUARIE BANK

## Improvement in global equity markets on prior corresponding period



US: S&P500
Australia: ASX200
Hong Kong: Hang Seng
Index = 100
165
150
135
120
105
90
Apr 03
Jul 03
Oct 03
Jan 04
Apr 04
Jul 04
Monthly


Source: Data Stream, to September 2004



MACQUARIE BANK

## Net interest income

31% increase on pcp to A$188m



Volume ($Ab)
Spread (%)
Loan Assets
Volume (average)
Spread
14
12
10
8
6
4
2
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04

# Loan Assets

## By Division



Debt Markets
Metals & Mining
Securitisation & Mortgages
Other T&C
Banking
Macquarie Capital
Margin Lending
Financial Products
Property
Equity Markets
Other IBG


## By Sector



Finance & insurance
Property & business services
Other
Govt administration & defence
Individuals & households
Mining
Construction
Electricity, gas & water supply
Retail trade
Manufacturing




# Other income

## Significant items include:

| | $Am |
|---|---|
| Gain on sale/deconsolidation | |
| →MAG | 19 |
| →DUET | 6 |
| →Property Investments | 13 |
| →CH4 | 17 |
| →SEW and Arlanda | 6 |
| Dividends and Distributions | |
| →Investments in Infrastructure Funds (DUET $8m, MCG $6m, MAG, MIG, MAP) | 19 |
| →Investments in Property Funds (MOF, MDT, MCW, MPR) | 10 |
| Equity accounted income (including MGM, MCP, MPR) | 17 |
| Other (including loan losses) | 6 |
| Total | 113 |

# Equity investments*



$Am
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
Sep 04
METC
DUET
MIG
KRIF
MGM
MPR
MCW
MOF
MAP
MAG
MCG
Other securities
Associates and joint ventures
Equity investments


*Comprises equity investments, other listed and unlisted equity securities and investments in associates and incorporated joint ventures at book value

37

# Diversity of income

By business segment



Investment banking 37%
Mergers and acquisitions, advisory and underwriting
Up 49% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 25%
Infrastructure, property and other specialist funds
Down 12% on pcp
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 41% on pcp
Property lending
Other lending
Lending 17%
Commodities
Equity derivatives
Up 4% on pcp*
FX, futures, treasury and debt markets
Financial markets 21%


*Includes changes in asset values and realisation of investment in East African Gold Mines in pcp.

38

# International growth

Total staff 6,075



International income ($Am)
500
450
400
350
300
250
200
150
100
50
0
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Asia
Americas
Europe
New Zealand
Africa
North America 392 staff
Europe 321 staff
Asia 681 staff
South America 18 staff
Africa 21 staff
Australia 4,537 staff
NZ 105 staff


39

# Macquarie Securities Asia

Integration update

- → Acquisition of ING's Asian cash equities businesses:
  - → Economic interest assumed 8 March 2004
  - → Completed 31 July 2004 as planned with no disruption to our clients or business
- → Separation from ING successful – majority of ex-ING systems, processes successfully integrated, remainder expected to be integrated by December 2004
- → Office relocations - expect fifteen ING office relocations to be completed by end of December
- → Finance and Compliance – fully integrated with the existing Macquarie framework and procedures
- → Human Resources – net additions to headcount since March

40

# Managing international risk

- → New initiatives build on existing competencies, or are developed with partners or joint venturers
- → Not all new businesses will be successful so risk commitments generally start small
- → Particular controls and standards in offshore offices include:
  - → Frequent management visits
  - → Frequent internal audit reviews
  - → Mix of experienced Macquarie staff and new staff
  - → Centralised risk management
  - → Centralised payment control
  - → Centralised monitoring of support area resourcing complemented by senior regional support roles located in Hong Kong, London and New York

41

# Operating expenses

| | Sep 04 | Mar 04 | Sep 03 |
|---|---|---|---|
| **Expense/income ratio** | **70.6%** | **71.0%** | **71.4%** |
| Employment expenses ($Am) | 726 | 618 | 617 |
| Other expenses ($Am) | 246 | 237 | 223 |
| **Total ($Am)** | **972** | **855** | **840** |

- → Reduction of expense/income ratio despite inclusion of Macquarie Securities Asia for full period
- → Employment expense leveraged to headcount and profitability
- → Other expenses up due to increased activity

42


MACQUARIE BANK
Headcount and expense/income ratio
Headcount
Expense/Income Ratio (%)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
80
78
76
74
72
70
68
66
77.8
74.9
71.2
70.6
FY02
FY03
FY04
Sep-04
FSG FMG EMG BPG T&C IBG Service areas
43


MACQUARIE BANK
Strong organic growth in capital
Tier 1 capital ($Ab)
Tier 1 ratio (%)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
20
18
16
14
12
10
8
6
4
2
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 Sep-04
Ordinary equity MIS CPS Tier 1 deductions MIPS
Tier 1 ratio
→ MIPS raising
44

## Tier 1 ratio

| | % |
|---|---|
| **As at 31 March 2004** | **16.2** |
| Macquarie Income Preferred Securities | 1.8 |
| RG Capital/DMG Radio | (1.3) |
| Atlantic Aviation | (1.2) |
| Macquarie European Infrastructure Fund | (0.4) |
| UK Gas | (0.3) |
| District Energy | (0.2) |
| DUET | (0.2) |
| CH4 | (0.2) |
| Other* | (1.6) |
| **As at 30 September 2004** | **12.6** |

* The decrease in the Tier 1 ratio in 'Other' is largely driven by increased RWAs over the period.

45

## Taxation

| | Sep 04 % | Mar 04 % | Sep 03 % |
|---|---|---|---|
| **Corporate tax rate** | **30.0** | **30.0** | **30.0** |
| Rate differential on offshore income | (6.4) | (4.5) | (4.0) |
| Other | 3.3 | (0.7) | (1.9) |
| **Effective tax rate** | **26.9** | **24.8** | **24.1** |

- → Macquarie Income Securities
  - → Federal Court denied the tax deductibility of interest payments by Macquarie Finance Limited in relation to MIS
  - → Appealing Federal Court decision
  - → Increased MIS provisioning
- → R&D syndicates
  - → First litigated syndicate resolved in Macquarie's favour
  - → Macquarie confident of position

46

MACQUARIE BANK



# IFRS

→ IFRS will apply from 1 April 2005 and to the comparative period commencing 1 April 2004

| Significant change | Balance sheet impact | P&L impact |
| --- | --- | --- |
| **Consolidation of SPEs**<br>→Mortgage securitisation and other SPEs will be consolidated | →*On Transition:*<br>→Increase gross assets and liabilities by approx $15b<br>→Retained earnings adjustments for fair value of derivatives | →No longer have fee income from SPEs<br>→P&L will show:<br>→ gross interest income / expense<br>→movement in fair value of derivatives<br>→Volatility where hedge accounting rules cannot be met eg. basis swaps |
| ***Share based payments***<br>→Expense options granted to employees<br>→Recognise expense over vesting period<br>→Measured at fair value at grant date | →Recognise Option reserve<br>→*On Transition:*<br>→Approx $10m option reserve recognised on transition<br>→Offsetting adjustment to retained earnings for amortisation for period 7 Nov 02 to 31 Mar 04 | → Option expense to be recognised<br>→ Expected to be approx $30m for comparative year ending 31 March 2005 |

47

MACQUARIE BANK



# IFRS continued

| Significant change | Balance sheet impact | P&L impact |
| --- | --- | --- |
| **Derivatives**<br>→ All derivatives must be carried at fair value<br>→ Includes those used for balance sheet hedging | → Increased volatility in equity reserves (cashflow hedging), but overall impact immaterial | → Change in fair value of derivative recognised in P&L, except where hedge accounting applied<br>→ Increased volatility, eg. MIPS equity hedge |
| **Provisions for loan Impairment**<br>→ Requires *incurred* loss model rather than *expected* loss model | → Reduction in general provisioning for impaired loans | → Reduction in general provisioning for impaired loans |

**Other issues**

→ Available for sale financial assets
→ Loan revenue and expense recognition
→ Equity classification of hybrids will remain

48

# Agenda

| | |
|---|---|
| 1. Introduction | David Clarke |
| 2. Highlights | Allan Moss |
| 3. Analysis | Greg Ward |
| 4. Group Comments<br>Outlook | Allan Moss |



# Investment Banking


46%^

**Comments on the half:**

→ Down on strong pcp, mainly due to lower performance fees

**Corporate Finance – 25% of MBL^**

→ Good contribution - down on pcp

→ #1 M&A deals announced & completed 9 months to 30 September 2004 (Thomson Financial), leading equity capital markets position maintained

→ Infrastructure equity under management (including share price increases) up 49% from $A12.4b to $A18.5b*

→New infrastructure funds established:

→Australia: Diversified Utility and Energy Trusts – joint venture with AMP Capital

→Europe: Macquarie European Infrastructure Fund

→Canada: Macquarie Power Income Fund

^ Percentage contribution based on management accounts pre-tax and pre-profit share. * Increase from 31 March 2004 to 30 September 2004.
* Increase from 31 March 2004 to 30 September 2004. Market capitalisation for listed funds, committed equity for unlisted funds.



# Investment Banking (cont.)

- → Additional raisings in Korean Road Infrastructure Fund, Macquarie Essential Assets Partnership, Global Infrastructure Fund II and African Infrastructure Investment Fund
- → New assets include:
  - → Australia: gas & electricity distribution networks; regional radio businesses*
  - → US: district heating business*; airport service companies*
  - → Canada: power generation station
  - → UK: gas distribution network* (subject to financial close)

* Not included in equity under management at 30 September 2004

51



# Investment Banking (cont.)

→Significant Corporate Finance transactions during the period

| | |
|---|---|
| **Infrastructure** | DUET IPO, Dampier to Bunbury Pipeline*, APT Pipeline Investment/**CMS International**, Sydney Airport refinancing, Wales & West Gas Distribution Network*, |
| **Industrials** | DCA Group/ **MIA Group**, Super Cheap IPO |
| **Financials** | **AXA Asia Pacific**/AXA SA*, **Macquarie Bank**/ING Asia |
| **Property** | **General Property Trust**/Lend Lease*, **Macquarie Office Trust**/Principal America Office Trust, Westfield Group |
| **Resources** | **Santos**/PT Medco Energi*, **South Atlantic Ventures**/Zinkgruvan Mine |
| **TMET** | DMG Regional Radio & RG Capital Radio, **Telstra**/KAZ, **Publishing & Broadcasting**/Burswood, **Murdoch Family** (News Corporation re-incorporation)* |

* Not yet completed at 30 September 2004

52

# Investment Banking (cont.)

**Financial Products – 8% of MBL^**

→ Up on pcp

→ New Australian retail product offerings, including forestry and capital protected funds. New US loan management mandates

→ US cross-border leasing business no longer active

**Other – 13% of MBL^**

**Macquarie Securities (institutional stockbroking)**

→ Strong result – up on pcp

→ Australian secondary market brokerage revenue up due to increased market share, top 3 ASX turnover year to date

→ MSA operating profitably

**Macquarie Capital**

→ Continued growth in leasing books by 10% from $A3.0b to $A3.3b

^ Percentage contribution based on management accounts pre-tax and pre-profit share



# Investment Banking (cont.)

**Post balance date:**

→ ConnectEast consortium awarded the Mitcham-Frankston Project

→ MIG-Cintra consortium signed agreement for acquisition of Chicago Skyway Toll Bridge concession for $US1.8b

→ Cintra IPO – in excess of $A1.7bn proceeds to MIG/additional stake in 407 ETR, ROI in excess of 20% compound p.a.

→ Proposed US IPO of Macquarie Infrastructure Company Trust (MIC, formerly MIAT)

→ MAp consortium successful bidder for acquisition of 70% interest in Brussels International Airport Company

**Current operating environment:**

→ Corporate activity remains robust

→ Equity capital markets less buoyant compared to prior year

→ Strong investor interest, particularly in Australia

→ Pipeline of global asset acquisition opportunities remains strong

# Investment Banking (cont.)

**Outlook:**

- → Continued focus on international expansion in all major markets
- → Reasonable pipeline of deals
- → Expect full year to be up on prior corresponding period, subject to no material change in market conditions

55

# Treasury & Commodities


18%^

**Comments on the half:**

- → Strong first half – up on strong pcp
- → Foreign Exchange and Metals and Mining remain the leading contributors
    - → Foreign exchange up on strong pcp due to high volatility and good volumes
    - → Metals and Mining significantly down on very strong pcp which included $A37.5m profit on realisation of investment in East African Gold Mines
- → Good results from other Divisions, in particular
    - → Agricultural Commodities significantly up on weak pcp reflecting increased market volatility
    - → Energy Markets now established with good customer business flows, good contribution in first full year of operation

^ Percentage contribution based on management accounts pre-tax and pre-profit share

56

MACQUARIE BANK

## Treasury & Commodities (cont.)

**Current operating environment:**

- → Financial markets volatility declining
- → Commodity markets volatility continuing at a high level
- → In general, transaction volumes down from peak, but still satisfactory

**Outlook:**

- → Maintain strong Australian market positions
- → Continue to expand international businesses – future contribution subject to market conditions

57

MACQUARIE BANK

## Banking and Property


16%^

**Comments on the half:**

- → Significantly up on pcp
- → Strong contribution from Property Investment Banking due to timing of a number of large transactions
- → 50% increase in property assets under management from $A10.9b to over $A16.3b* (including associates), including:
  - → MOF takeover of $A1.3b Principal America Office Trust
  - → US acquisitions by MDT, MPR and MCW
  - → Investment in Ochtar Capital Partners to form Macquarie Global Property Advisors - managing $US1.6b of assets across Europe & Asia
- → Securitised Lending well up on pcp
  - → Australian mortgage portfolio up 14% from $A11.6b to $A13.2b*
  - → Margin and capital protected loan portfolios continue to grow
  - → US mortgage business moved to profitability

^ Percentage contribution based on management accounts pre-tax and pre-profit share * Increase from 31 March 2004 to 30 September 2004

58

# Banking and Property (cont.)

- → Banking up on pcp due to good client demand and growth in both deposit and loan volumes

**Post Balance Date:**

- → MGM/ MGI announced proposal to merge and enter into joint venture with Macquarie to expand Asian property funds management

**Current operating environment:**

- → Australian property market remains relatively strong although expect continued softening in some residential property markets in 2005

**Outlook:**

- → Continued growth in mortgages including the US, exploring opportunities in other international locations
- → Continued growth in margin lending from product innovation and enhanced distribution channels
- → Substantial property opportunities globally

59

# Equity Markets


12%^

**Comments on the half:**

- → Significantly up on pcp but down on prior period – all major businesses performing well
- → Hong Kong – largest contributor. Volumes down on prior period but up on pcp. New product sales strong.
- → Australia – strong result on increase in unlisted and corporate product sales. Leading warrant market shares maintained
- → Korea – profitable in first full year of operation
- → South Africa, Japan and Brazil – down on pcp reflecting market conditions
- → Increased profit contribution from strong sales of US risk products to Asian investors and other international transactions
- → Hedge fund business launched

^ Percentage contribution based on management accounts pre-tax and pre-profit share

60



# Equity Markets (cont.)

**Current operating environment**

- Volumes in relevant markets are down but may be bottoming
- Low levels of volatility
- Product volumes satisfactory

**Outlook:**

- Continue to be leveraged to global equity market activity levels
- New business alliance in Brazil scheduled to commence in second half
- Working to expand in Korea, Taiwan and US
- Optimistic with respect to products for German market

61



# Financial Services


5%^

**Comments on the half:**

- Well up on pcp – revenue driven with controlled expenses
- Macquarie Adviser Services (MAS) awarded Best Fund Manager and Best Master Trust/Wrap Provider for 2nd successive year (ASSIRT)
- Growth in outsourcing business including provision of back office and systems to ING
- Continue as a leader in Australian full service stockbroking
- Providing client access to many more products including collateralised debt obligation, leading international managed funds and selected small-cap placements
- Wrap up 34% from $A9.1b to $A12.2b*
- Cash Management Trust up 9% from $A9.3b to $A10.1b*

^ Percentage contribution based on management accounts pre-tax and pre-profit share * Increase from 31 March 2004 to 30 September 2004

62

MACQUARIE BANK

# Financial Services (cont.)

**Current operating environment**

- → Current equity market is favourable
- → Trend towards outsourcing of administrative functions provides opportunities for Macquarie

**Outlook:**

- → Growing client interest in alternative assets to provide opportunities
- → Continue to expand distribution capability in both direct and intermediary businesses
- → Continued growth in superannuation related business

^ Percentage contribution based on management accounts pre-tax and pre-profit share

63

MACQUARIE BANK

# Funds Management


1%^

**Comments on the first half:**

- → Contribution up on pcp
- → Total assets under management up 13% from $A36.2b to $A40.8b*, international joint venture funds (Macquarie share) up 12%
- → Solid flows into cash, currency and listed property funds
- → International joint ventures – good growth in Korea, exit from Taiwan

**Current operating environment/Outlook:**

- → Favourable market conditions across asset classes expected to persist
- → Expansion in Australia through higher-margin offerings
- → Seeking further joint ventures in Asia

^ Percentage contribution based on management accounts pre-tax and pre-profit share * Increase from 31 March 2004 to 30 September 2004

64



# Macquarie Direct Investment


2%^

**Comments on the half:**

→ Up on pcp but down on prior period

→ Realisation of The Reject Shop, partial realisation of CH4

→ Will be part of the Investment Banking Group going forward

^ Percentage contribution based on management accounts pre-tax and pre-profit share

65



# Outlook for remainder of 2004/5

→ The following comment excludes the effects of the proposed MGM/MGI merger and is subject to market conditions:

→ We expect to exceed last year's full-year result

66

MACQUARIE BANK

# Medium term outlook

- → We are well placed due to:
  - → Good businesses
  - → Diversification
  - → Committed quality staff
  - → Effective prudential controls
- → Subject to market conditions not deteriorating materially, we expect:
  - → Continued growth in revenue and earnings across most businesses
  - → Continued good growth in international businesses

67

MACQUARIE BANK



# Macquarie Bank Limited

Interim Result Announcement for the half year ended 30 September 2004

Presentation to Investors and Analysts

# Glossary

| | |
|---|---|
| AIIF | African Infrastructure Investment Fund |
| ASX | Australian Stock Exchange |
| AUD/$A | Australian dollar |
| BPG | Banking and Property Group |
| CMT | Cash Management Trust |
| CPS | Converting Preference Shares |
| cps | cents per share |
| DUET | Diversified Utility and Energy Trusts |
| EAGM | East African Gold Mines |
| EMG | Equity Markets Group |
| EPS | Earnings Per Share |
| FBO | Fixed Base Operation |
| FMG | Funds Management Group |
| FSG | Financial Services Group |
| FY | Full Year |
| GDP | Gross Domestic Product |
| GIF II | Global Infrastructure Fund II |
| HK | Hong Kong |
| HY | Half Year |



| | |
|---|---|
| IBG | Investment Banking Group |
| IFRS | International Financial Reporting Standards |
| IPO | Initial Public Offering |
| *KRIF* | *Korean Road Infrastructure Fund* |
| M&A | Mergers and Acquisitions |
| MAG | Macquarie Airports Group |
| MAP | Macquarie Airports |
| MAS | Macquarie Adviser Services |
| MBL | Macquarie Bank Limited |
| MCG | Macquarie Communications Infrastructure Group |
| MCO-CR REIT | Macquarie Central Office Corporate Restructuring REIT |
| MCP | Macquarie Capital Partners |
| MCW | Macquarie CountryWide Trust |
| MDI | Macquarie Direct Investment |
| MDT | Macquarie DDR Trust |
| MEAP | Macquarie Essential Assets Partnership |
| MEIF | Macquarie European Infrastructure Fund |
| METC | Michigan Electric Transmission Company LLC |
| MFD | Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund |
| MGI | Macquarie Goodman Industrial Trust |
| MGM | Macquarie Goodman Management |
| MIC | Macquarie Infrastructure Company Trust |

MACQUARIE BANK

| | |
|---|---|
| MIG | Macquarie Infrastructure Group |
| MIPS | Macquarie Income Preferred Securities |
| MIS | Macquarie Income Securities |
| MOF | *Macquarie Office Trust* |
| MPR | Macquarie ProLogis Trust |
| MPT | Macquarie Power Income Fund (Canada) |
| MSA | Macquarie Securities Asia |
| NZ | New Zealand |
| OEI | Outside Equity Interest |
| P&L | Profit and Loss |
| PAT | *Profit After Tax* |
| pcp | prior corresponding period |
| R&D | Research and Development |
| REIT | Real Estate Investment Trust |
| ROE | Return On Equity |
| RWA | Risk-Weighted Assets |
| SEW | South East Water plc |
| SPE | Special Purpose Entity |
| TCG | Treasury and Commodities Group |
| US | United States of America |

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Attachment B

| Latest Date for Exercise of Options | Exercise Price | Balance as at 31 March 2004 | Movements during the year | | | Balance as at 30 September | Time Weighted | |
|---|---|---|---|---|---|---|---|---|
| | | | Options Issued | Options Exercised | Options Lapsed | | Total | Dilutive Component |
| 8 June 2004 | $14.52 | 5,668 | - | (5,668) | - | - | 1,982 | 1,133 |
| 13 August 2004 | $18.51 | 1,582,679 | - | (1,582,679) | - | - | 989,520 | 448,891 |
| 19 August 2004 | $19.00 | 3,000 | - | (3,000) | - | - | 2,279 | 1,001 |
| 25 August 2004 | $19.09 | 10,000 | - | (10,000) | - | - | 4,208 | 1,837 |
| 31 August 2004 | $18.51 | 86,338 | - | (86,338) | - | - | 49,914 | 22,643 |
| 6 September 2004 | $18.14 | 5,000 | - | (5,000) | - | - | 2,104 | 977 |
| 24 September 2004 | $18.51 | 10,000 | - | (10,000) | - | - | 4,612 | 2,092 |
| 27 September 2004 | $18.51 | 34,168 | - | (34,168) | - | - | 21,011 | 9,532 |
| 11 October 2004 | $18.51 | 5,000 | - | (5,000) | - | - | 4,016 | 1,822 |
| 9 November 2004 | $18.86 | 5,000 | - | (5,000) | - | - | 3,934 | 1,744 |
| 25 November 2004 | $18.51 | 14,168 | - | (12,500) | - | 1,668 | 7,201 | 3,267 |
| 29 November 2004 | $20.29 | 22,500 | - | (22,500) | - | - | 14,754 | 5,918 |
| 7 December 2004 | $20.01 | 1,668 | - | (1,668) | - | - | 839 | 343 |
| 9 December 2004 | $20.18 | 5,000 | - | - | - | 5,000 | 5,000 | 2,022 |
| 10 December 2004 | $19.52 | 5,000 | - | (5,000) | - | - | 3,656 | 1,549 |
| 24 January 2005 | $19.97 | 12,500 | - | (2,644) | - | 9,856 | 11,171 | 4,586 |
| 22 March 2005 | $24.14 | 1,668 | - | - | - | 1,668 | 1,668 | 479 |
| 24 March 2005 | $24.56 | 5,000 | - | - | - | 5,000 | 5,000 | 1,375 |
| 27 March 2005 | $24.44 | 2,500 | - | (2,500) | - | - | 861 | 240 |
| 28 March 2005 | $23.76 | 32,500 | - | (13,750) | - | 18,750 | 28,743 | 8,585 |
| 21 July 2005 | $23.94 | 2,487,892 | - | (823,933) | - | 1,663,959 | 2,215,079 | 649,837 |
| 2 August 2005 | $23.94 | 50,000 | - | - | - | 50,000 | 50,000 | 14,668 |
| 3 August 2005 | $18.51 | 1,668 | - | (1,668) | - | - | 501 | 227 |
| 5 August 2005 | $24.29 | 5,000 | - | - | - | 5,000 | 5,000 | 1,415 |
| 7 August 2005 | $24.69 | 10,000 | - | (10,000) | - | - | 7,486 | 2,031 |
| 8 August 2005 | $23.94 | 12,083 | - | - | - | 12,083 | 12,083 | 3,545 |
| 11 August 2005 | $23.94 | 65,657 | - | (27,532) | - | 38,125 | 58,022 | 17,022 |
| 13 August 2005 | $23.06 | 1,668 | - | (1,668) | - | - | 1,285 | 410 |
| 14 August 2005 | $24.16 | 8,500 | - | (8,500) | - | - | 6,689 | 1,919 |
| 15 August 2005 | $24.24 | 1,700 | - | (1,700) | - | - | 1,236 | 352 |
| 17 August 2005 | $23.63 | 5,000 | - | - | - | 5,000 | 5,000 | 1,513 |
| 18 August 2005 | $23.76 | 5,000 | - | - | - | 5,000 | 5,000 | 1,493 |
| 19 August 2005 | $24.43 | 12,500 | - | (8,332) | - | 4,168 | 7,310 | 2,039 |
| 20 August 2005 | $24.04 | 5,000 | - | (5,000) | - | - | 4,153 | 1,206 |
| 24 August 2005 | $24.56 | 5,836 | - | (5,836) | - | - | 2,957 | 813 |
| 25 August 2005 | $25.37 | 1,700 | - | (1,700) | - | - | 1,310 | 329 |
| 26 August 2005 | $25.65 | 1,668 | - | (1,668) | - | - | 520 | 126 |
| 30 August 2005 | $23.94 | 102,340 | - | (34,168) | - | 68,172 | 94,785 | 27,807 |
| 28 September 2005 | $25.59 | 5,000 | - | - | - | 5,000 | 5,000 | 1,223 |
| 29 September 2005 | $25.85 | 1,668 | - | - | - | 1,668 | 1,668 | 395 |
| 13 October 2005 | $24.36 | 4,168 | - | - | - | 4,168 | 4,168 | 1,171 |
| 14 October 2005 | $25.59 | 10,000 | - | - | - | 10,000 | 10,000 | 2,447 |
| 15 October 2005 | $26.12 | 12,500 | - | - | - | 12,500 | 12,500 | 2,863 |
| 11 December 2005 | $27.56 | 1,668 | - | - | - | 1,668 | 1,668 | 311 |
| 12 December 2005 | $26.57 | 5,834 | - | - | - | 5,834 | 5,834 | 1,259 |
| 22 December 2005 | $24.24 | 1,668 | - | (1,668) | - | - | 501 | 143 |
| 27 December 2005 | $26.45 | 5,000 | - | - | - | 5,000 | 5,000 | 1,096 |
| 28 December 2005 | $27.63 | 5,000 | - | - | - | 5,000 | 5,000 | 922 |
| 29 December 2005 | $26.32 | 12,500 | - | (12,500) | - | - | 9,631 | 2,149 |
| 3 January 2006 | $27.86 | 5,000 | - | - | - | 5,000 | 5,000 | 888 |
| 5 January 2006 | $27.71 | 5,000 | - | - | - | 5,000 | 5,000 | 910 |
| 8 January 2006 | $26.95 | 3,334 | - | (1,666) | (1,668) | - | 2,159 | 442 |
| 12 January 2006 | $27.93 | 5,000 | - | - | - | 5,000 | 5,000 | 878 |
| 16 January 2006 | $27.46 | 12,500 | - | - | - | 12,500 | 12,500 | 2,368 |
| 17 January 2006 | $27.71 | 1,668 | - | - | - | 1,668 | 1,668 | 304 |
| 18 January 2006 | $27.71 | 12,500 | - | - | - | 12,500 | 12,500 | 2,276 |
| 19 January 2006 | $28.29 | 12,500 | - | - | - | 12,500 | 12,500 | 2,062 |
| 30 January 2006 | $27.83 | 5,000 | - | - | - | 5,000 | 5,000 | 893 |
| 1 February 2006 | $27.98 | 100,000 | - | - | - | 100,000 | 100,000 | 17,412 |
| 2 February 2006 | $27.71 | 6,668 | - | - | - | 6,668 | 6,668 | 1,214 |
| 26 February 2006 | $18.51 | 12,500 | - | - | - | 12,500 | 12,500 | 5,671 |
| 27 February 2006 | $28.39 | 5,000 | - | (3,332) | - | 1,668 | 2,906 | 471 |
| 20 March 2006 | $28.19 | 5,000 | - | - | - | 5,000 | 5,000 | 840 |
| 2 April 2006 | $28.00 | 5,000 | - | - | - | 5,000 | 5,000 | 868 |
| 17 April 2006 | $27.04 | 12,500 | - | - | - | 12,500 | 12,500 | 2,523 |
| 19 April 2006 | $28.55 | 5,000 | - | - | - | 5,000 | 5,000 | 786 |
| 20 April 2006 | $28.05 | 12,500 | - | - | - | 12,500 | 12,500 | 2,151 |
| 23 April 2006 | $28.50 | 3,334 | - | (1,666) | (1,668) | - | 1,758 | 279 |
| 24 April 2006 | $26.85 | 5,000 | - | - | - | 5,000 | 5,000 | 1,037 |
| 28 May 2006 | $27.60 | 5,000 | - | - | - | 5,000 | 5,000 | 927 |
| 29 May 2006 | $27.77 | 5,000 | - | - | - | 5,000 | 5,000 | 902 |
| 6 June 2006 | $27.53 | 5,000 | - | - | - | 5,000 | 5,000 | 937 |
| 15 June 2006 | $27.58 | 3,334 | - | - | - | 3,334 | 3,334 | 620 |
| 24 July 2006 | $28.19 | 5,000 | - | (3,332) | - | 1,668 | 3,962 | 665 |
| 27 July 2006 | $29.72 | 5,000 | - | (3,332) | - | 1,668 | 4,290 | 527 |
| 31 July 2006 | $28.15 | 5,000 | - | (3,332) | - | 1,668 | 2,651 | 448 |
| 1 August 2006 | $28.46 | 3,334 | - | (1,666) | - | 1,668 | 2,296 | 367 |
| 2 August 2006 | $34.71 | 4,225,726 | - | (18,894) | (100,109) | 4,106,723 | 4,178,249 | - |
| 3 August 2006 | $30.25 | 5,000 | - | - | - | 5,000 | 5,000 | 536 |
| 7 August 2006 | $28.21 | 5,000 | - | - | - | 5,000 | 5,000 | 837 |

| Latest Date for Exercise of Options | Exercise Price | Balance as at 31 March 2004 | Movements during the year | | | Balance as at 30 September | Time-Weighted | |
|---|---|---|---|---|---|---|---|---|
| | | | Options Issued | Options Exercised | Options Lapsed | | Total | Dilutive Component |
| 9 August 2006 | $29.50 | 10,000 | - | (3,332) | - | 6,668 | 7,988 | 1,033 |
| 13 August 2006 | $29.35 | 3,334 | - | - | - | 3,334 | 3,334 | 446 |
| 27 August 2006 | $35.99 | 1,666 | - | - | (1,666) | - | 337 | - |
| 28 August 2006 | $34.71 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 29 August 2006 | $35.41 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 31 August 2006 | $34.71 | 694,564 | - | - | (6,664) | 687,900 | 689,420 | - |
| 3 September 2006 | $34.82 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 4 September 2006 | $27.60 | 5,000 | - | - | - | 5,000 | 5,000 | 927 |
| 5 September 2006 | $31.48 | 16,666 | - | - | (4,166) | 12,500 | 15,801 | 1,119 |
| 20 September 2006 | $28.19 | 20,000 | - | - | - | 20,000 | 20,000 | 3,358 |
| 21 September 2006 | $32.20 | 12,500 | - | - | - | 12,500 | 12,500 | 620 |
| 24 September 2006 | $36.66 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 25 September 2006 | $36.48 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 26 September 2006 | $35.95 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 27 September 2006 | $33.01 | 10,000 | - | - | - | 10,000 | 10,000 | 257 |
| 28 September 2006 | $34.71 | 234,199 | - | - | (7,545) | 226,654 | 230,263 | - |
| 1 October 2006 | $35.93 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 8 October 2006 | $29.72 | 5,000 | - | - | - | 5,000 | 5,000 | 614 |
| 9 October 2006 | $37.52 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 12 October 2006 | $36.68 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 15 October 2006 | $28.39 | 5,000 | - | - | - | 5,000 | 5,000 | 810 |
| 29 October 2006 | $37.75 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 30 October 2006 | $37.05 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 31 October 2006 | $37.26 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 7 November 2006 | $37.94 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 13 November 2006 | $36.85 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 14 November 2006 | $36.86 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 16 November 2006 | $35.71 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 22 November 2006 | $37.58 | 32,500 | - | - | - | 32,500 | 32,500 | - |
| 26 November 2006 | $36.84 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 3 December 2006 | $36.05 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 5 December 2006 | $35.71 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 10 December 2006 | $36.36 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 20 December 2006 | $37.55 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 25 January 2007 | $37.67 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 4 February 2007 | $37.47 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 12 March 2007 | $36.08 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 13 March 2007 | $36.54 | 17,500 | - | - | - | 17,500 | 17,500 | - |
| 14 March 2007 | $36.34 | 10,000 | - | - | - | 10,000 | 10,000 | - |
| 15 March 2007 | $35.24 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 19 March 2007 | $36.85 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 20 March 2007 | $35.15 | 5,000 | - | - | (3,334) | 1,666 | 3,451 | - |
| 22 March 2007 | $36.85 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 25 March 2007 | $36.67 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 26 March 2007 | $36.68 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 27 March 2007 | $36.55 | 32,500 | - | - | - | 32,500 | 32,500 | - |
| 1 April 2007 | $36.34 | 12,500 | - | - | (8,334) | 4,166 | 11,817 | - |
| 3 April 2007 | $34.82 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 4 April 2007 | $35.99 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 5 April 2007 | $35.22 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 8 April 2007 | $35.59 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 9 April 2007 | $37.35 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 10 April 2007 | $36.67 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 18 April 2007 | $36.95 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 23 May 2007 | $33.16 | 5,000 | - | - | - | 5,000 | 5,000 | 106 |
| 24 May 2007 | $35.31 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 28 May 2007 | $32.76 | 5,000 | - | - | - | 5,000 | 5,000 | 165 |
| 29 May 2007 | $33.12 | 5,000 | - | - | - | 5,000 | 5,000 | 112 |
| 4 July 2007 | $33.54 | 45,000 | - | - | - | 45,000 | 45,000 | 450 |
| 5 July 2007 | $33.45 | 5,000 | - | - | - | 5,000 | 5,000 | 63 |
| 8 July 2007 | $33.05 | 12,500 | - | - | - | 12,500 | 12,500 | 306 |
| 10 July 2007 | $36.00 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 12 July 2007 | $33.20 | 12,500 | - | - | - | 12,500 | 12,500 | 251 |
| 19 July 2007 | $33.19 | 5,000 | - | - | - | 5,000 | 5,000 | 102 |
| 22 July 2007 | $33.06 | 12,500 | - | - | (12,500) | - | 3,620 | 88 |
| 23 July 2007 | $32.47 | 5,000 | - | - | - | 5,000 | 5,000 | 208 |
| 1 August 2007 | $30.51 | 5,144,875 | - | (148,848) | (187,294) | 4,808,733 | 5,013,539 | 498,571 |
| 1 August 2007 | $30.51 | 2,900 | - | - | - | 2,900 | 2,900 | 288 |
| 23 August 2007 | $33.45 | 5,000 | - | - | - | 5,000 | 5,000 | 63 |
| 26 August 2007 | $31.54 | 17,500 | - | - | - | 17,500 | 17,500 | 1,208 |
| 27 August 2007 | $32.77 | 5,000 | - | - | - | 5,000 | 5,000 | 164 |
| 28 August 2007 | $33.06 | 5,000 | - | - | - | 5,000 | 5,000 | 121 |
| 29 August 2007 | $33.10 | 12,500 | - | - | (8,334) | 4,166 | 10,906 | 251 |
| 30 August 2007 | $30.51 | 916,150 | - | (26,487) | (70,790) | 818,873 | 880,193 | 87,531 |
| 2 September 2007 | $31.49 | 5,000 | - | - | - | 5,000 | 5,000 | 353 |
| 3 September 2007 | $32.90 | 12,500 | - | (4,166) | - | 8,334 | 9,928 | 287 |
| 5 September 2007 | $31.28 | 5,000 | - | - | - | 5,000 | 5,000 | 384 |
| 6 September 2007 | $30.51 | 20,000 | - | - | - | 20,000 | 20,000 | 1,989 |
| 10 October 2007 | $30.51 | 1,537 | - | - | (1,537) | - | 672 | 67 |
| 11 October 2007 | $30.51 | 219,900 | - | (2,666) | (1,868) | 215,366 | 218,279 | 21,707 |
| 14 October 2007 | $33.20 | 5,000 | - | - | - | 5,000 | 5,000 | 100 |

| Latest Date for Exercise of Options | Exercise Price | Balance as at 31 March 2004 | Movements during the year | | | Balance as at 30 September | Time-Weighted | |
|---|---|---|---|---|---|---|---|---|
| | | | Options Issued | Options Exercised | Options Lapsed | | Total | Dilutive Component |
| 15 October 2007 | $26.45 | 20,000 | - | - | - | 20,000 | 20,000 | 4,386 |
| 16 October 2007 | $37.43 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 21 October 2007 | $31.28 | 5,000 | - | - | - | 5,000 | 5,000 | 384 |
| 24 October 2007 | $25.04 | 5,000 | - | - | - | 5,000 | 5,000 | 1,305 |
| 28 October 2007 | $24.48 | 5,000 | - | - | - | 5,000 | 5,000 | 1,387 |
| 5 November 2007 | $24.57 | 1,281 | - | (1,281) | - | - | 1,036 | 285 |
| 20 November 2007 | $30.51 | 17,300 | - | - | (3,334) | 13,966 | 15,624 | 1,554 |
| 29 November 2007 | $33.20 | 5,000 | - | - | - | 5,000 | 5,000 | 100 |
| 24 December 2007 | $30.51 | 292,800 | - | (414) | - | 292,386 | 292,705 | 29,108 |
| 27 December 2007 | $27.18 | 12,500 | - | - | - | 12,500 | 12,500 | 2,472 |
| 30 December 2007 | $31.54 | 25,000 | - | - | - | 25,000 | 25,000 | 1,726 |
| 2 January 2008 | $26.45 | 5,000 | - | - | - | 5,000 | 5,000 | 1,096 |
| 3 January 2008 | $31.56 | 12,500 | - | - | - | 12,500 | 12,500 | 856 |
| 3 February 2008 | $21.66 | 12,500 | - | - | - | 12,500 | 12,500 | 4,508 |
| 4 February 2008 | $30.22 | 5,000 | - | (1,666) | (3,334) | - | 4,536 | 490 |
| 24 January 2008 | $23.48 | 5,000 | - | - | - | 5,000 | 5,000 | 1,535 |
| 6 February 2008 | $22.42 | 5,000 | - | - | - | 5,000 | 5,000 | 1,691 |
| 10 February 2008 | $20.44 | 5,000 | - | - | - | 5,000 | 5,000 | 1,983 |
| 12 February 2008 | $23.03 | 5,000 | - | - | - | 5,000 | 5,000 | 1,601 |
| 13 February 2008 | $20.50 | 5,000 | - | - | - | 5,000 | 5,000 | 1,975 |
| 19 February 2008 | $22.76 | 5,000 | - | - | - | 5,000 | 5,000 | 1,641 |
| 4 March 2008 | $21.54 | 5,000 | - | - | (5,000) | - | 4,044 | 1,473 |
| 5 March 2008 | $23.82 | 5,000 | - | - | - | 5,000 | 5,000 | 1,485 |
| 6 March 2008 | $22.22 | 3,000 | - | - | - | 3,000 | 3,000 | 1,032 |
| 7 March 2008 | $25.23 | 5,000 | - | - | - | 5,000 | 5,000 | 1,276 |
| 12 March 2008 | $23.82 | 5,000 | - | - | - | 5,000 | 5,000 | 1,485 |
| 13 March 2008 | $21.23 | 5,000 | - | - | - | 5,000 | 5,000 | 1,867 |
| 14 March 2008 | $25.82 | 32,500 | - | - | - | 32,500 | 32,500 | 7,731 |
| 17 March 2008 | $20.57 | 12,500 | - | - | - | 12,500 | 12,500 | 4,911 |
| 24 March 2008 | $25.23 | 12,500 | - | - | - | 12,500 | 12,500 | 3,191 |
| 1 April 2008 | $25.15 | 32,500 | - | - | - | 32,500 | 32,500 | 8,374 |
| 2 April 2008 | $25.68 | 12,500 | - | - | - | 12,500 | 12,500 | 3,025 |
| 22 April 2008 | $24.20 | 32,500 | - | (8,437) | (24,063) | - | 21,359 | 6,102 |
| 23 April 2008 | $25.94 | 5,000 | - | - | - | 5,000 | 5,000 | 1,172 |
| 24 April 2008 | $24.20 | 12,500 | - | - | - | 12,500 | 12,500 | 3,571 |
| 28 April 2008 | $24.27 | 12,500 | - | - | - | 12,500 | 12,500 | 3,545 |
| 6 May 2008 | $24.67 | 12,500 | - | - | - | 12,500 | 12,500 | 3,398 |
| 7 May 2008 | $24.85 | 5,000 | - | - | - | 5,000 | 5,000 | 1,333 |
| 8 May 2008 | $24.40 | 5,000 | - | - | - | 5,000 | 5,000 | 1,399 |
| 8 May 2008 | $24.71 | 5,000 | - | - | - | 5,000 | 5,000 | 1,353 |
| 13 May 2008 | $25.92 | 12,500 | - | - | - | 12,500 | 12,500 | 2,937 |
| 22 May 2008 | $24.58 | 32,500 | - | - | - | 32,500 | 32,500 | 8,921 |
| 23 May 2008 | $24.22 | 5,000 | - | - | - | 5,000 | 5,000 | 1,426 |
| 26 May 2008 | $24.25 | 5,000 | - | - | - | 5,000 | 5,000 | 1,421 |
| 28 May 2008 | $21.12 | 5,000 | - | - | - | 5,000 | 5,000 | 1,883 |
| 25 June 2008 | $33.43 | 5,000 | - | - | (2,758) | 2,242 | 3,523 | 47 |
| 14 July 2008 | $24.98 | 5,000 | - | - | - | 5,000 | 5,000 | 1,313 |
| 16 July 2008 | $24.98 | 5,000 | - | - | - | 5,000 | 5,000 | 1,313 |
| 17 July 2008 | $24.93 | 12,500 | - | - | - | 12,500 | 12,500 | 3,302 |
| 27 July 2008 | $24.49 | 5,000 | - | - | - | 5,000 | 5,000 | 1,386 |
| 28 July 2008 | $25.00 | 5,000 | - | - | - | 5,000 | 5,000 | 1,310 |
| 31 July 2008 | $26.05 | 5,000 | - | - | - | 5,000 | 5,000 | 1,155 |
| 1 August 2008 | $26.51 | 12,500 | - | - | - | 12,500 | 12,500 | 2,719 |
| 4 August 2008 | $26.21 | 5,000 | - | - | - | 5,000 | 5,000 | 1,132 |
| 19 August 2008 | $24.42 | 12,500 | - | - | - | 12,500 | 12,500 | 3,490 |
| 20 August 2008 | $28.99 | 5,000 | - | - | - | 5,000 | 5,000 | 722 |
| 21 August 2008 | $29.06 | 12,500 | - | - | - | 12,500 | 12,500 | 1,778 |
| 22 August 2008 | $28.02 | 5,000 | - | - | - | 5,000 | 5,000 | 865 |
| 23 August 2008 | $28.93 | 5,000 | - | - | (5,000) | - | 519 | 76 |
| 26 August 2008 | $29.00 | 5,000 | - | - | - | 5,000 | 5,000 | 720 |
| 2 September 2008 | $28.41 | 12,500 | - | - | - | 12,500 | 12,500 | 2,018 |
| 28 August 2008 | $28.74 | 6,464,823 | - | (7,776) | (199,903) | 6,257,144 | 6,383,507 | 968,311 |
| 16 September 2008 | $29.46 | 5,000 | - | - | - | 5,000 | 5,000 | 652 |
| 15 September 2008 | $29.46 | 5,000 | - | - | - | 5,000 | 5,000 | 652 |
| 17 September 2008 | $24.17 | 5,000 | - | - | - | 5,000 | 5,000 | 1,433 |
| 26 September 2008 | $28.74 | 12,500 | - | - | - | 12,500 | 12,500 | 1,896 |
| 24 September 2008 | $28.74 | 790,751 | - | (6,527) | (84,242) | 699,982 | 752,289 | 114,114 |
| 22 September 2008 | $24.54 | 12,500 | - | - | - | 12,500 | 12,500 | 3,446 |
| 1 October 2008 | $28.74 | 72,875 | - | - | (5,000) | 67,875 | 72,356 | 10,976 |
| 29 September 2008 | $29.04 | 5,000 | - | - | - | 5,000 | 5,000 | 714 |
| 30 September 2008 | $29.96 | 5,000 | - | - | - | 5,000 | 5,000 | 578 |
| 2 October 2008 | $29.46 | 5,000 | - | - | - | 5,000 | 5,000 | 652 |
| 8 October 2008 | $24.53 | 12,500 | - | - | - | 12,500 | 12,500 | 3,449 |
| 9 October 2008 | $29.11 | 5,000 | - | - | - | 5,000 | 5,000 | 704 |
| 13 October 2008 | $28.64 | 12,500 | - | - | - | 12,500 | 12,500 | 1,933 |
| 12 October 2008 | $30.26 | 32,500 | - | - | - | 32,500 | 32,500 | 3,472 |
| 20 October 2008 | $24.28 | 12,500 | - | - | - | 12,500 | 12,500 | 3,542 |
| 21 October 2008 | $32.82 | 5,000 | - | - | - | 5,000 | 5,000 | 156 |
| 22 October 2008 | $31.39 | 5,000 | - | - | - | 5,000 | 5,000 | 367 |
| 23 October 2008 | $29.91 | 5,000 | - | - | - | 5,000 | 5,000 | 586 |
| 24 October 2008 | $22.22 | 5,000 | - | - | - | 5,000 | 5,000 | 1,721 |

| Latest Date for Exercise of Options | Exercise Price | Balance as at 31 March 2004 | Movements during the year | | | Balance as at 30 September | Time-Weighted | |
|---|---|---|---|---|---|---|---|---|
| | | | *Options Issued* | *Options Exercised* | *Options Lapsed* | | Total | *Dilutive Component* |
| 30 October 2008 | $28.74 | 40,000 | - | - | (3,751) | 36,249 | 39,980 | 6,064 |
| 3 November 2008 | $29.78 | 5,000 | - | - | - | 5,000 | 5,000 | 605 |
| 4 November 2008 | $29.72 | 12,500 | - | - | - | 12,500 | 12,500 | 1,535 |
| 31 October 2008 | $31.18 | 5,000 | - | - | - | 5,000 | 5,000 | 398 |
| 6 November 2008 | $34.49 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 1 September 2008 | $26.84 | 5,000 | - | - | - | 5,000 | 5,000 | 1,039 |
| 5 November 2008 | $29.00 | 12,500 | - | - | - | 12,500 | 12,500 | 1,800 |
| 9 November 2008 | $34.49 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 10 November 2008 | $35.39 | 5,000 | - | - | (5,000) | - | 3,279 | - |
| 7 November 2008 | $31.74 | 5,000 | - | - | - | 5,000 | 5,000 | 316 |
| 12 November 2008 | $32.48 | 5,000 | - | - | - | 5,000 | 5,000 | 206 |
| 14 November 2008 | $34.44 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 17 November 2008 | $34.72 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 21 November 2008 | $33.99 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 20 November 2008 | $31.31 | 12,500 | - | - | - | 12,500 | 12,500 | 948 |
| 18 November 2008 | $34.40 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 3 December 2008 | $24.53 | 5,000 | - | - | - | 5,000 | 5,000 | 1,380 |
| 5 December 2008 | $35.49 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 10 December 2008 | $34.91 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 11 December 2008 | $21.66 | 5,000 | - | - | - | 5,000 | 5,000 | 1,803 |
| 16 December 2008 | $28.74 | 3,000 | - | - | - | 3,000 | 3,000 | 455 |
| 12 December 2008 | $34.60 | 5,000 | - | - | - | 5,000 | 5,000 | - |
| 23 December 2008 | $28.74 | 4,300 | - | - | - | 4,300 | 4,300 | 652 |
| 22 December 2008 | $24.85 | 5,000 | - | - | - | 5,000 | 5,000 | 1,333 |
| 8 January 2009 | $34.78 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 8 January 2009 | $34.78 | 12,500 | - | - | - | 12,500 | 12,500 | - |
| 22 January 2009 | $33.95 | 17,500 | - | - | - | 17,500 | 17,500 | - |
| 2 February 2009 | $28.96 | 12,500 | - | - | - | 12,500 | 12,500 | 1,815 |
| 9 February 2009 | $33.45 | 10,000 | - | - | - | 10,000 | 10,000 | 127 |
| 9 February 2009 | $33.45 | 10,000 | - | - | - | 10,000 | 10,000 | 127 |
| 9 February 2009 | $33.45 | 22,500 | - | - | - | 22,500 | 22,500 | 285 |
| 9 February 2009 | $32.48 | 5,000 | - | - | - | 5,000 | 5,000 | 206 |
| 8 March 2009 | $33.76 | 35,000 | - | - | - | 35,000 | 35,000 | 123 |
| 22 March 2009 | $34.67 | 17,500 | - | - | - | 17,500 | 17,500 | - |
| 8 March 2009 | $24.62 | 5,000 | - | - | - | 5,000 | 5,000 | 1,366 |
| 9 March 2009 | $24.58 | 5,000 | - | - | - | 5,000 | 5,000 | 1,372 |
| 8 April 2009 | $36.71 | - | 52,500 | - | - | 52,500 | 50,492 | - |
| 22 April 2009 | $35.54 | - | 27,500 | - | - | 27,500 | 24,344 | - |
| 10 May 2009 | $34.66 | - | 35,000 | - | - | 35,000 | 27,541 | - |
| 24 May 2009 | $33.00 | - | 72,500 | - | - | 72,500 | 51,503 | 1,336 |
| 8 June 2009 | $33.84 | - | 17,500 | - | - | 17,500 | 10,997 | 13 |
| 22 June 2009 | $34.27 | - | 37,500 | - | - | 37,500 | 20,697 | - |
| 8 July 2009 | $33.58 | - | 57,500 | - | - | 57,500 | 26,708 | 236 |
| 22 July 2009 | $33.11 | - | 1,737,100 | - | (3,500) | 1,733,600 | 673,746 | 15,295 |
| 9 August 2009 | $32.75 | - | 3,378,446 | - | (8,551) | 3,369,895 | 977,067 | 32,563 |
| 23 August 2009 | $32.26 | - | 2,482,800 | - | (9,500) | 2,473,300 | 528,752 | 25,269 |
| 23 August 2009 | $30.67 | - | 5,000 | - | - | 5,000 | 1,066 | 101 |
| 8 September 2009 | $34.60 | - | 907,850 | - | (8,500) | 899,350 | 113,541 | - |
| 22 September 2009 | $35.28 | - | 220,200 | - | - | 220,200 | 10,830 | - |
| **TOTAL** | | 25,793,394 | 9,031,396 | (3,002,108) | (788,913) | 31,033,769 | 26,916,586 | 3,311,784 |

| | |
|---|---|
| Dilutive Options | 3,311,784 |
| Non-dilutive component (average market price) | 17,743,041 |
| Total number of dilutive options (time weighted) | 21,054,825 |
| Non-dilutive options | 5,861,761 |
| Total number of options (time weighted) | 26,916,586 |



All dollar amounts are quoted in Australian dollars unless otherwise stated. All financial information is for the half year ended 30 September 2004 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half year 30 September).

# Contents

# 1. Financial Highlights

## 1.1 Profitability

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **High level profit and loss** | | | | | |
| Total operating income[1] | **1,377** | 1,204 | 1,176 | 14 | 17 |
| Total operating expenses[1] | **(972)** | (855) | (840) | 14 | 16 |
| Profit from ordinary activities before income tax | **405** | 349 | 336 | 16 | 21 |
| Income tax expense | **(105)** | (83) | (78) | 27 | 35 |
| *Profit from ordinary activities after income tax* | **300** | 266 | 258 | 13 | 16 |
| Outside equity interest | | | | | |
| — Macquarie Income Preferred Securities | **(1)** | – | – | n/a | n/a |
| — Other equity holders | **(1)** | – | (3) | n/a | (67) |
| Distributions paid or provided on Macquarie Income Securities | **(14)** | (14) | (13) | – | 8 |
| **Profit after income tax attributable to MBL ordinary equity holders** | **284** | 252 | 242 | 13 | 17 |
| | % | % | % | | |
| Expense/income ratio[1] | **70.6** | 71.0 | 71.4 | | |
| | Cents per share | | | | |
| **Earnings Per Share** | | | | | |
| Basic earnings per share | **130.6** | 116.8 | 116.2 | 12 | 12 |
| Diluted earnings per share | **128.7** | 114.6 | 114.4 | 12 | 13 |
| | % | % | % | | |
| Return on equity | **22.6** | 21.4 | 23.2 | | |

[1] The results have been adjusted throughout this report to reclassify income and expenses related to businesses held for resale. These adjustments are explained in section 2.5.

The Bank's profit after income tax attributable to its ordinary equity holders for the half year ended 30 September 2004 was $284 million, representing an increase of 17% on the prior corresponding period.

Total income[1] increased 17% on the prior corresponding period to $1,377 million, with growth across all income categories. This growth exceeded the increase in total expenses, resulting in a reduction in the expense/income ratio[1] from 71.4% to 70.6%.

The strength of the Bank's earnings is reflected in a solid return on equity of 22.6% despite growth in the ordinary equity base, and growth in basic earnings per share, up 12% from 116.2 cents to 130.6 cents.

The contribution by operating Groups is discussed in the commentary on the following pages. A more detailed analysis of the results, including segment contributions, is contained in section 2.

### 1.2 Contribution by Operating Groups

| | Half year to | | |
|---|---|---|---|
| | Sep 04 % | Mar 04 % | Sep 03 % |
| Corporate Finance (including Infrastructure and Specialised Funds) | **25** | 14 | 40 |
| Financial Products | **8** | 5 | 7 |
| Other (including Macquarie Securities, Macquarie Capital) | **13** | 12 | 11 |
| Total Investment Banking | **46** | 31 | 58 |
| Treasury and Commodities | **18** | 15 | 19 |
| Banking and Property | **16** | 14 | 11 |
| Equity Markets | **12** | 20 | 8 |
| Financial Services | **5** | 6 | 4 |
| Funds Management | **1** | 2 | 1 |
| Macquarie Direct Investment | **2** | 12 | (1) |
| | **100** | 100 | 100 |

The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital, before staff profit sharing and before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

All six major business Groups and the Macquarie Direct Investment Division made good contributions to the record result. Contributions are highlighted in the table above.

The **Investment Banking Group** continued to be the largest contributor to the Bank's overall result. However, its half year contribution was down on a strong prior corresponding period.

The contribution from Corporate Finance was down due to lower performance fees from specialist funds which were partially offset by increased contributions from other divisions. A leading equity capital markets position was maintained and Macquarie achieved the No. 1 ranking in Mergers and acquisitions deals announced and completed for the nine months to 30 September 2004 (Thomson Financial). Advisory roles during the period included:

- lead managing and arranging the $258 million initial public offering (IPO) of the Diversified Utility and Energy Trusts (DUET)
- advising the independent directors of AXA Asia Pacific in relation to AXA SA's proposal to acquire the 48.3% minority interests in AXA Asia Pacific
- advising General Property Trust on the $10.2 billion proposed merger with Lend Lease Corporation
- advising the consortium of Alinta, Alcoa and DUET on the $1.86 billion acquisition of the Dampier-to-Bunbury natural gas pipeline in Western Australia
- advising Telstra Corporation on the successful $333 million acquisition of KAZ Group.

Corporate Finance continued its global infrastructure strategy including:

- establishment of new funds, including the first pan-European fund (Macquarie European Infrastructure Fund), Macquarie's first listed fund in Canada (Macquarie Power Income Fund) and DUET, jointly managed by AMP Capital Investors Ltd and Macquarie
- filing a statement with the US Securities and Exchange Commission for a proposed listed infrastructure holding company (Macquarie Infrastructure Company Trust)
- growth in infrastructure equity under management (market capitalisation for listed funds, committed equity for unlisted funds) by 49% from $12.4 billion at 31 March 2004, to approximately $18.5 billion. Additional raisings were undertaken by Korean Road Infrastructure Fund, Macquarie Essential Assets Partnership, Global Infrastructure Fund II and African Infrastructure Investment Fund.

A number of assets were added to the portfolio during the period, including gas and electricity distribution networks and regional radio businesses in Australia, a district heating business and airport service companies in the US, a power generation plant in Canada and, subject to financial close, a UK gas distribution network.

Financial Products was up on the prior corresponding period due to continued growth in retail and wholesale products, including forestry and capital protected funds. In the US, the Four Corners debt management business secured new mandates. The cross-border leasing business is no longer active in this market.

## 1. Financial Highlights continued

➯ Macquarie Securities, the institutional stockbroking business, recorded a strong result, up on the prior corresponding period, with Australian secondary market brokerage revenues up on increased market shares. The acquisition and integration of the ING Asian cash equities business was successfully completed in July 2004, and the integrated business, now known as Macquarie Securities Asia, is operating profitably.

Macquarie Capital continues to achieve growth in asset-based leasing volumes with a 10% increase from $3.0 billion at 31 March 2004 to $3.3 billion.

The Investment Banking Group will continue its international expansion in all major markets. The global infrastructure business will continue to grow via the establishment of new funds and additional raisings in existing funds. Overall, the Group expects the full-year profit to be up on the prior corresponding period, subject to no material change in market conditions.

The contribution from **Treasury and Commodities Group** was up on the strong prior corresponding period. The result reflects increased contributions across most operating divisions, including Energy Markets, which completed its first full year of operation.

The contribution from Metals and Mining, however, was down on the strong result of the prior corresponding period, which included the $37.5 million profit on realisation of the East African Gold Mines investment.

Foreign Exchange continued to perform well as high volatility and volumes, particularly in the first four months, provided good opportunities for client deals and trading.

Debt Markets' result was slightly above the prior corresponding period with market conditions broadly similar to those of the previous six months. The contribution from Futures was up on the prior corresponding period due to increased turnover. Treasury's result was above the prior corresponding period.

Higher volatility in commodity markets, with increased client hedging and trading opportunities, resulted in a significantly stronger contribution from Agricultural Commodities.

Energy Markets performed well due to good customer business flows and a solid trading desk performance in its first full year of operation.

The outlook for the Treasury and Commodities Group is dependent on market conditions. High volatility in commodity market but declining volatility in financial markets is expected to continue, while volumes should remain at a satisfactory level. The Group expects to maintain strong domestic market positions and will continue to expand its international operations.

**Banking and Property Group's** contribution was significantly up on the prior corresponding period.

A strong contribution was made by Property Investment Banking due to the timing of a number of large transactions. Property funds management fee income rose substantially with assets under management including associates increasing by 50% from $10.9 billion at 31 March 2004 to $16.3 billion. This growth was largely attributable to Macquarie Office Trust's takeover of the Principal America Office Trust, property acquisitions in the US by Macquarie DDR Trust, Macquarie ProLogis Trust and Macquarie CountryWide Trust and the investment in global property group, Ochtar Capital Partners, to form Macquarie Global Property Advisers, managing $US1.6 billion of assets in Europe and Asia.

The Australian mortgage portfolio grew by 14% from $11.6 billion to $13.2 billion as a result of record new business settlements. The US mortgage business moved to profitability with an increase in settlements over the prior corresponding period.

Margin and capital protected loan portfolios continued to grow. The contribution from Banking was up on the prior corresponding period due to good client demand and growth in both deposit and loan volumes. Golf and Leisure continued to build through strategic investments in new and existing businesses.

While the Australian property market remains relatively strong, softening in some sectors is expected to continue in 2005. The Banking and Property Group will maintain its long-standing conservative credit policies and a well secured development portfolio. It anticipates continued growth in the US and other international mortgage businesses, the margin lending portfolio and global property businesses.

**Equity Markets Group's** contribution was significantly up on the prior corresponding period but was lower than in the six months to 31 March 2004, with all major businesses performing well.

Hong Kong was again the largest contributor to the Group's result, despite a decline in market volumes during the first half compared to the prior half. Sales of new products were strong, while leading market positions were maintained in both warrants and unlisted equity linked notes.

Australia performed strongly with a contribution up on the prior corresponding period. Leading warrant market shares were maintained and profits from unlisted and corporate sector product sales increased.

The business alliance with Woori Bank in Korea has been profitable in its first full year of operation. Results from South Africa, Brazil and Japan were down on the prior corresponding period, reflecting market conditions.

The contribution from trading in the US and European markets was higher on increased sales of equity risk products over these underlying markets to the Asian customer base. The contribution from international structuring transactions increased over the prior corresponding period with an increased number of deals.

During the period the Group's hedge fund business was launched.

The Equity Markets Group continues to be leveraged to global equity markets. The Group is working to expand in Korea, Taiwan and the US, it expects to commence its new business alliance in Brazil in the second half and is optimistic with respect to products in the German market.

Favourable equity markets and the progression of new business opportunities, particularly in administrative outsourcing, resulted in a contribution from **Financial Services Group** well up on the prior corresponding period. The result was revenue driven with controlled expenses.

Macquarie Adviser Services (MAS) successfully completed the outsourcing project to provide ING's platform business with back office administration and systems. This, together with a number of other significant inflows, saw Wrap funds under administration rise 34% from $9.1 billion to $12.2 billion since 31 March 2004. MAS was awarded both Best Master Trust/Wrap Provider and Best Fund Manager in the ASSIRT 2004 Service Level Awards for the second consecutive year, and was also named Investorweb Research Superannuation Manager of the Year for the third successive year. Macquarie Cash Management Trust funds under management rose 9%, from $9.3 billion to $10.1 billion since 31 March 2004.

The full-service stockbroking business consolidated its position as one of Australia's top retail brokers, increasing both its adviser and client numbers. Macquarie Wealth Management, Private Bank, Private Portfolio Management and Retail Treasury and Commodities businesses all continued to expand.

The Group now provides clients with access to many more products including structured high-income notes, leading international managed funds and selected small-cap placements.

The Financial Services Group will continue to pursue opportunities in alternative assets while expanding its distribution capability directly and through intermediaries, and will participate in the growth of the superannuation industry.

**Funds Management Group's** contribution was up on the prior corresponding period. Total funds under management increased by 13% from $36.2 billion to $40.8 billion. The Group enjoyed solid inflows into cash, currency and listed property.

In the alternative assets sector, the Group raised in excess of $500 million in the Macquarie Australian Long Short Equitised Fund, Macquarie Alternative Investment Trust 3 and Macquarie Global Active Currency Fund.

The Group also began to build its own retail distribution team to target the platform market, thereby offering financial advisers and their clients a selected suite of innovative investment products previously only available to institutional investors.

The Group's operations in Asia were affected by the adverse market conditions for Taiwanese bond funds, resulting in the sale of the Group's 40% stake in United Securities Investment Trust Corporation. Notwithstanding this, the Group's share of Asian joint venture funds under management grew by 12%.

The Funds Management Group foresees favourable market conditions across most asset classes over the short to medium term. Expansion opportunities are currently being pursued through higher-margin retail and institutional product innovations in the Australian market and the search for joint venture opportunities in Asia.

**Macquarie Direct Investment's** contribution was up on the prior corresponding period but down on the prior half. The result was due principally to the partial realisation of CH4 and the IPO of The Reject Shop. The gains from these divestments were somewhat offset by the write-down in the carrying cost of Vignette Corporation shares received on the sale of Tower Technology in March.

Going forward, the Macquarie Direct Investment business will form part of the Investment Banking Group. ▭>

### 1.3 Ordinary Dividend

| | Half year to Sep 04 | | Half year to Mar 04 | | Half year to Sep 03 | |
|---|---|---|---|---|---|---|
| | Cents per share | Franking % | Cents per share | Franking % | Cents per share | Franking % |
| Interim ordinary dividend | **61** | **90** | – | – | 52 | 90 |
| Final ordinary dividend | – | – | 70 | 90 | – | – |

| | Half year to Sep 04 $m | Half year to Mar 04 $m | Half year to Sep 03 $m |
|---|---|---|---|
| Aggregate amount of interim/final ordinary dividend | **134** | 151 | 113 |
| Payout ratio (excluding special dividend) (%) | **47.2** | 59.9 | 46.7 |

The interim ordinary dividend has increased by 9 cents over the prior corresponding period to 61 cents per share and will be franked at 90%. This represents an increase of 17%, in line with the increase in Macquarie's profitability.

Under the current dividend policy, which was announced in May 2003, the Bank targets a full-year payout ratio between 50% and 60%. Subject to the future composition of income, a franking rate of at least 80% is expected. This policy is designed to achieve the objective of more closely aligning dividends with movements in earnings. The Bank currently expects to achieve its target payout ratio for the full year to 31 March 2005.

### 1.4 Shareholder Calendar

The key dates relating to the result announcements and ordinary dividends over the next 12 months are as follows:

| Date | Event |
|---|---|
| 16 November 2004 | Half-year result announcement |
| 22 November 2004 | Ordinary shares trade ex-dividend |
| 26 November 2004 | Record date for ordinary interim dividend |
| 17 December 2004 | Payment of ordinary interim dividend |
| 31 March 2005 | Full-year financial year end |
| 17 May 2005 | Full-year result announcement |
| 23 May 2005 | Ordinary shares trade ex-dividend |
| 27 May 2005 | Record date for ordinary final dividend |
| 1 July 2005 | Payment of ordinary final dividend |

### 1.5 Balance Sheet

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Total Assets | **42,114** | 43,771 | 36,802 | (4) | 14 |
| Total Liabilities | **38,172** | 40,938 | 33,461 | (7) | 14 |
| Total Equity | **3,942** | 2,833 | 3,341 | 39 | 18 |
| | $ per share | | | | |
| Net tangible assets (NTA) per ordinary share* | 8.86 | 10.72 | 10.44 | (17) | (15) |

* Excluding the intangibles (net of associated deferred tax liabilities) within the Bank's businesses held for resale, the NTA per ordinary share would have been $11.78 at 30 September 2004.

Over the six months to 30 September 2004, fixed assets decreased by $1.4 billion due to the disposal of businesses held for resale (South East Water and Arlanda) that were consolidated at 31 March 2004. Intangible assets increased by $706 million following the acquisition of RG Capital Radio, DMG Regional Radio and District Energy. Loan assets increased by $1.3 billion after securitisations, reflecting a favourable interest rate environment which resulted in loan book and lease receivables growth during the period. Market strategies resulted in a decrease in Securities borrowed by $1.7 billion and a decrease in Securities purchased under resale agreements by $1.2 billion. Other financial market assets decreased by $1.0 billion along with a decrease in Other financial market liabilities of $1.3 billion as a result of funding and liquidity requirements and trading volumes.

A high level summary of the decrease in total assets and risk-weighted assets is provided below:

**Analysis of balance sheet growth over the half year**

| | Total Assets $b | Risk-Weighted Assets $b |
|---|---|---|
| Balance as at 31 March 2004 | 43.8 | 13.4 |
| Organic growth in loan assets | 3.2 | 2.8 |
| Securitisation of loan assets | (1.9) | (0.9) |
| Revaluation of financial instruments | (1.0) | – |
| Decrease/increase in liquid assets | (0.1) | 0.1 |
| Increase in other securities | 0.4 | 0.3 |
| Decrease in trading assets | (1.7) | (0.1) |
| Other asset movements (includes businesses held for resale) | (0.6) | 0.8 |
| Balance as at 30 September 2004 | 42.1 | 16.4 |

Although total assets have decreased in the half year to 30 September 2004, risk-weighted assets have increased. This increase in the risk-weighted asset base is primarily a result of deconsolidated subsidiaries for Capital Adequacy purposes being disposed during the period, along with the change in the mix of total assets attracting a higher risk weighting.

More detailed information relating to the balance sheet is contained in section 3.6.

### 1.6 Capital Management

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Tier 1 Capital before deductions | **3,154** | 2,709 | 2,702 | 16 | 17 |
| Tier 1 deductions | **(1,086)** | (548) | (475) | 98 | 129 |
| Tier 1 Capital after deductions | **2,068** | 2,161 | 2,227 | (4) | (7) |
| Tier 2 Capital | **1,602** | 945 | 777 | 70 | 106 |
| Total Capital deductions | **(369)** | (442) | (314) | (17) | 18 |
| Total Capital | **3,301** | 2,664 | 2,690 | 24 | 23 |
| Risk-Weighted Assets | **16,390** | 13,361 | 12,043 | 23 | 36 |

| | % of Risk-Weighted Assets | | |
|---|---|---|---|
| Tier 1 Capital | **12.6** | 16.2 | 18.5 |
| Tier 2 Capital | **9.8** | 7.0 | 6.4 |
| Total Capital Deductions | **(2.3)** | (3.3) | (2.6) |
| Total Capital | **20.1** | 19.9 | 22.3 |

The Bank's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, whilst maintaining counterparty and client confidence.

Several capital management initiatives (such as the hybrid issue discussed below) were undertaken during the half year, although it should be noted that these initiatives represent fine-tuning of the Bank's capital management position, rather than a major shift in capital management strategy.

**Hybrid Issue (Macquarie Income Preferred Securities)**

Macquarie Capital Funding L.P., a Macquarie Group entity, issued £350 million of Tier 1 Capital-Eligible Securities on 22 September 2004. The securities are non-dilutive to ordinary shareholders.

The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter, at the Bank's discretion.

The securities rank ahead of ordinary shares but are subordinate to all depositors. The funds raised have initially been used to augment the Macquarie Bank Group's US activities and may later be re-deployed for general corporate purposes.

Due to APRA's hybrid capital limits (hybrid capital being capped at 25% of Qualifying Tier 1 capital), $240 million has been classified as Tier 1 capital at September 2004 with the remaining $644 million being classified as Upper Tier 2 regulatory capital. As Tier 1 capital (excluding hybrid capital) grows, a greater proportion will qualify as Tier 1 capital in future periods.

**Capital Adequacy**

The Tier 1 Capital ratio of 12.6% at 30 September 2004 remains very strong and, whilst down from the 31 March 2004 ratio of 16.2%, remains comfortably in excess of the Group's minimum ratios. Tier 1 Capital before deductions increased by $445 million due to the hybrid securities issued during the period and organic growth through retained earnings and shares created through the exercise of employee options. Tier 1 deductions have increased from $548 million to $1,086 million over the half year to 30 September 2004 as the Bank continues to grow its specialist funds business. As a result, Total Tier 1 Capital after deductions fell by 4% over this period from $2,161 million to $2,068 million, and combined with the 23% growth in risk-weighted assets, resulted in a decrease in the Tier 1 ratio.

Over the half year to 30 September 2004, Tier 2 Capital has increased from 7.0% to 9.8% of Risk-Weighted Assets while the Total Capital ratio has marginally increased from 19.9% to 20.1%.

More detailed information concerning the Bank's capital adequacy position is contained in section 3.8, including an analysis of the growth in the capital base over the half year to 30 September 2004.

### 1.7 Asset Quality

| | As at/Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Total loan assets | **12,110** | 10,777 | 10,914 | 12 | 11 |
| Net impaired assets | **28** | 61 | 12 | (54) | 133 |
| Net loan losses | **21** | 24 | 12 | (13) | 75 |
| | % | % | % | | |
| Net impaired assets/loan assets | **0.2** | 0.6 | 0.1 | | |
| Net loan losses/loan assets | **0.2** | 0.2 | 0.1 | | |

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Net loan losses (Profit and loss impact) | | | | | |
| - provided during the period | **27** | 27 | 16 | – | 69 |
| - recovery of loans previously provided for | **(8)** | (3) | (3) | 167 | 167 |
| - loan losses written off | **3** | 1 | – | 200 | n/a |
| - recovery of loans previously written off | **(1)** | (1) | (1) | – | – |
| Total net charge for loan losses | **21** | 24 | 12 | (13) | 75 |

The strength of the Bank's risk management practices and policies is reflected in its asset quality. Net loan losses of just 0.2% continue a long-running trend of low loan losses. Net impaired assets as a percentage of loan assets are also low at 0.2%. Refer to section 3.6 for further details on impaired assets.

### 1.8 Credit Ratings

| | Short-term | Long-term |
|---|---|---|
| Fitch Ratings | F1 | A+ |
| Moody's Investors Service | P1 | A2 |
| Standard & Poor's | A1 | A |

There has been no change to the Bank's credit ratings. ⇨

## 1.9 Assets Under Management

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Listed | **27,557** | 21,533 | 19,759 | 28 | 39 |
| Unlisted | | | | | |
| – Retail | **14,358** | 13,363 | 13,305 | 7 | 8 |
| – Wholesale | **32,497** | 27,693 | 23,652 | 17 | 37 |
| Total assets under management | **74,412** | 62,589 | 56,716 | 19 | 31 |
| Specialist funds | | | | | |
| Infrastructure | **20,198** | 17,064 | 16,061 | 18 | 26 |
| Property | **10,969** | 7,414 | 6,337 | 48 | 73 |
| Other | **2,071** | 1,521 | 785 | 36 | 164 |
| Total specialist funds | **33,238** | 25,999 | 23,183 | 28 | 43 |
| Funds Management and Financial Services | | | | | |
| Retail | **12,841** | 12,189 | 12,261 | 5 | 5 |
| Wholesale | **28,333** | 24,401 | 21,272 | 16 | 33 |
| Total Funds Management and Financial Services | **41,174** | 36,590 | 33,533 | 13 | 23 |
| Total assets under management | **74,412** | 62,589 | 56,716 | 19 | 31 |

Assets under management at 30 September 2004 was $74.4 billion, an increase of 19% on the prior period and 31% on September 2003.

Infrastructure funds
Growth was principally due to:

– The joint venture with AMP to manage Diversified Utility and Energy Trusts (DUET), the IPO of Macquarie Power Income Fund (MPT) and the launch of Macquarie European Infrastructure Fund (MEIF).

– Strong growth in existing infrastructure funds, particularly Macquarie Infrastructure Group (MIG) and Macquarie Airports (MAp).

Property funds
Growth was principally due to:

– A significant increase in assets under management from the merger of Macquarie Office Trust (MOF) with Principal America Office Trust (PAO).

– Growth of existing listed property funds' assets including Macquarie DDR (MDT), Macquarie CountryWide (MCW) and Macquarie ProLogis (MPR), particularly in the US, and Macquarie Goodman Industrial Trust (MGI).

Growth in Funds Management and Financial Services funds over the prior corresponding period has been organic and is mainly due to inflows from institutions into cash (including the Cash Management Trust), property, fixed interest and currency.

More detailed information regarding assets under management is contained in section 3.9.

# 2. Review of Results

## ➡ 2.1 Summary Profit and Loss

| | | Half year to | | | Movement on | |
|---|---|---|---|---|---|---|
| | Ref | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Net interest income | 2.2 | **188** | 161 | 143 | 17 | 31 |
| Net fee and commission income | 2.3 | **740** | 613 | 705 | 21 | 5 |
| Trading income | 2.4 | **336** | 337 | 225 | – | 49 |
| Net other income | 2.5 | **113** | 93 | 103 | 22 | 10 |
| Total operating income | | **1,377** | 1,204 | 1,176 | 14 | 17 |
| Employment expense | 2.6 | **(726)** | (618) | (617) | 17 | 18 |
| Other expenses | 2.6 | **(246)** | (237) | (223) | 4 | 10 |
| Total operating expenses | 2.6 | **(972)** | (855) | (840) | 14 | 16 |
| Profit before income tax | | **405** | 349 | 336 | 16 | 21 |
| Income tax expense | 3.4 | **(105)** | (83) | (78) | 27 | 35 |
| Profit after income tax | | **300** | 266 | 258 | 13 | 16 |
| Outside equity interest | | | | | | |
| – Macquarie Income Preferred Securities | | **(1)** | – | – | n/a | n/a |
| – Other equity holders | | **(1)** | – | (3) | n/a | (67) |
| Profit after income tax attributable to MBL equity holders | | **298** | 266 | 255 | 12 | 17 |
| Distributions paid or provided on Macquarie Income Securities | | **(14)** | (14) | (13) | – | 8 |
| Profit after income tax attributable to MBL ordinary equity holders | | **284** | 252 | 242 | 13 | 17 |

Total operating income has grown significantly to almost $1.4 billion, an increase of 14% on the six months to March 2004, and 17% on the prior corresponding period. Growth has been experienced across all categories compared to the six months to September 2003, with notable increases in net interest income and trading income.

Net interest income increased $45 million on the prior corresponding period due to a 45% increase in average interest bearing assets (refer to section 2.2 for further details).

Net fee and commission income increased $35 million on the prior corresponding period, primarily due to increased brokerage and commission income (up $65 million) driven by the acquisition of Macquarie Securities Asia. Fee income from mergers and acquisitions, advisory and underwriting was strong (up $28 million) offset by a decrease in funds management fees (down $98 million), particularly in funds management performance fees (refer to section 2.3 for further details).

Trading income increased $111 million on the prior corresponding period, with strong contributions from equities driven by improved equity market conditions in Hong Kong (refer to section 2.4 for further details).

Net other income has increased $10 million on the prior corresponding period, the main drivers being increased dividends and distributions from investments as well as income from property development activities (refer to section 2.5 for further details). ➡

## Equities Related Income


450
400
350
300
250
200
150
100
50
0
$ million
Equity Capital Markets
Retail Broking
Macquarie Securities Asia
Macquarie Securities Australia
Equity Markets
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

The Bank's exposure to equities related income is spread across a number of areas and income types, particularly trading income and fee and commission income from broking activities.

Equities related income for the six months to September 2004 is $346 million or 25% of total income. The increase on the prior corresponding period was driven by equity markets, in particular Hong Kong, and the acquisition of Macquarie Securities Asia.

## International Income*


500
400
300
200
100
0
$ million
1H 1999
2H 1999
1H 2000
2H 2000
1H 2001
2H 2001
1H 2002
2H 2002
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

* Excluding earnings on capital

Total international income for the six months to September 2004 was $470 million, an increase of 34% on the prior corresponding period. International income represents 33% of total operating income (excluding earnings on capital). This is up from 31% in the prior six months and 32% in the prior corresponding period.

As can be seen from the graph above, Macquarie's expansion offshore, driven by organic growth and acquisitions, is yielding strong results.

Good income growth was achieved in Europe, the Americas and Asia, and was experienced across a number of Groups including Banking and Property, Investment Banking, Equity Markets and Treasury and Commodities.

International Income by Region*


500
400
300
200
100
0
$ million
New Zealand
Europe
Asia
Americas
Africa
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

* Excluding earnings on capital

International Income by Group*


500
400
300
200
100
0
$ million
FSG
FMG
B&P
EMG
T&C
IBG
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

* Excluding earnings on capital

In Asia the main contributor to increased income has been the acquisition of Macquarie Securities Asia. Institutional stockbroking income from this Investment Banking Group business has significantly contributed to increased income compared to both the prior period and the six months to September 2003. Improved Asian equity market conditions, particularly in Hong Kong, have also contributed to strong growth in income in the region for the Equity Markets Group over the prior corresponding period.

The Banking and Property Group's US mortgages settlement volumes have increased over the six months to September 2004. This increase in volumes, coupled with a number of whole loan sales, has been one of the main drivers of the growth in income in the Americas. Favourable market conditions have also contributed to a significant increase in income for Treasury and Commodities in the Americas, particularly the agricultural commodities and metals and mining businesses.

Strong market conditions also benefited the Treasury and Commodities' metals & mining, energy markets and futures businesses in Europe, which were the main contributors to the growth in income in that region compared to the prior corresponding period.

In the six months to September 2003, Treasury and Commodities disposed of their interest in East African Gold Mines. This resulted in a decrease in international income from the African region in the first half of the current financial year.

### 2.2 Net Interest Income

| | Half year to Sep 04 $m | Half year to Mar 04 $m | Half year to Sep 03 $m | Movement on Mar 04 % | Movement on Sep 03 % |
|---|---|---|---|---|---|
| Interest income | **803** | 684 | 551 | 17 | 46 |
| Interest expense | **(615)** | (523) | (408) | 18 | 51 |
| Net interest income | **188** | 161 | 143 | 17 | 31 |

| | Half year to Sep 2004 | | | Half year to Mar 2004 | | | Half year to Sep 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Interest $m | Volume $m | Spread % | Interest $m | Volume $m | Spread % | Interest $m | Volume $m | Spread % |
| Loan assets | **176** | **12,101** | **2.90** | 161 | 11,050 | 2.93 | 135 | 9,674 | 2.78 |
| Interest bearing trading assets and other securities | **44** | **15,164** | **0.58** | 29 | 11,201 | 0.51 | 25 | 9,176 | 0.54 |
| Interest bearing assets | **220** | **27,265** | **1.61** | 190 | 22,251 | 1.72 | 160 | 18,850 | 1.69 |
| Non-interest bearing assets | **(32)** | | | (29) | | | (17) | | |
| Total | **188** | | | 161 | | | 143 | | |

The 31% increase in net interest income on the prior corresponding period is mainly due to higher volumes. Average interest bearing assets are up 45% on the prior corresponding period, however the overall spread on average interest bearing assets is down 8 basis points over the same period to 161 basis points due to a shift in mix between loan assets and lower margin interest bearing trading assets and other securities. Interest bearing trading assets and other securities have increased from 49% of total average interest bearing assets in the prior corresponding period, to 56% in the six months to September 2004. The increase in net interest income on interest bearing assets is partially offset by an increased funding cost associated with non-interest bearing assets.

A summary of the key movements on the prior corresponding period is set out below. The average balance sheet is included in section 3.6.

**Loan assets**

The growth in net interest income for loan assets is mainly due to a 25% increase in average loan asset volumes on the prior corresponding period to $12.1 billion. The average spread on loan assets compared to the prior corresponding period has improved by 12 basis points to 290 basis points due to an increase in the average rate earned on loan assets, mainly attributable to a shift in the composition of loans and leases. This was partially offset by a slight increase in funding costs as interest rate rises from the prior corresponding period and the prior period have taken their full effect.

**Interest bearing trading assets and other securities**

The net interest income associated with interest bearing trading assets and other securities has increased by 76% to $44 million. This is primarily due to an increase in average interest bearing trading assets of 65% from $9,176 million to $15,164 million. The growth has principally been in securities purchased under resale agreements which have increased 118% to $8.8 billion. The spread on these securities has remained relatively stable between the periods. Trading securities have grown by 41% to $4.2 billion along with a small increase in the spread on these assets.

**Non-interest bearing assets**

The funding expense associated with non-interest bearing assets has increased from $17 million in the prior corresponding period to $32 million. The significant increase in this funding cost relates to the funding of trading positions for which the corresponding income is recognised in the Trading Income category (this category is up 49% from $225 million to $336 million, as outlined in section 2.4).

## 2.3 Net Fee and Commission Income

| | Note | Half year to Sep 04 $m | Half year to Mar 04 $m | Half year to Sep 03 $m | Movement on Mar 04 % | Movement on Sep 03 % |
|---|---|---|---|---|---|---|
| Funds management fees | 1 | **230** | 213 | 328 | 8 | (30) |
| Mergers and acquisitions, advisory and underwriting | 2 | **184** | 208 | 156 | (12) | 18 |
| Brokerage and commissions | 3 | **133** | 54 | 68 | 146 | 96 |
| Financial products and cross-border leasing | 4 | **60** | 42 | 55 | 43 | 9 |
| Banking, lending and securitisation | 5 | **79** | 63 | 55 | 25 | 44 |
| Other fee and commission income | 6 | **54** | 33 | 43 | 64 | 26 |
| Net fee and commission income | | **740** | 613 | 705 | 21 | 5 |

**1. Funds management fees**

Funds management fees include base management fees, which are ongoing fees generated from funds management activities; and performance fees, which are only earned when funds managed by the Bank outperform a predetermined benchmark. Performance fees are recognised when the Bank becomes entitled to them.

Overall fee income from funds in the six months to September 2004 is down compared to the prior corresponding period. This is primarily due to the reduction in Macquarie Infrastructure Group performance fees compared to the prior corresponding period.

Base fees are well up on both the prior corresponding period and the prior period due primarily to strong growth in base fees from specialist funds, most notably:

- Higher base fee income from infrastructure funds compared to the prior corresponding period. This is mainly due to increased security prices and, consequently, fee income from Macquarie Airports, Macquarie Communications Infrastructure Group and Macquarie Infrastructure Group and the launch of Macquarie European Infrastructure Fund.
- Increased base fee income from property funds, mainly Macquarie CountryWide Trust, Macquarie Office Trust and Direct Property Syndications.
- Base fee income from Four Corners mandates and Fusion funds also increased compared to the prior corresponding period.

Performance fees are well down on the prior corresponding period, mainly due to the lower levels of fees received from Macquarie Infrastructure Group and Macquarie Communications Infrastructure Group. In the six months to September 2004 the most notable performance fees related to Macquarie Airports ($25 million; pcp $nil), Macquarie Communications Infrastructure Group ($10 million; pcp $22 million) and Macquarie Infrastructure Group ($6 million; pcp $141 million).

For a summary of base and performance fees refer to section 3.9. ▭>

**2. Mergers and acquisitions, advisory and underwriting**
Fee income from mergers and acquisitions, advisory and underwriting activities has increased compared to the prior corresponding period, however it is below the six months to March 2004. While income in this category is influenced by the timing of transactions, the decrease in income compared to the second half of 2004 is also a result of the strong equity capital markets climate experienced in 2003 becoming less buoyant. However, Australian mergers and acquisitions activity remains robust, with Macquarie continuing to experience strong deal flow.

Notable mergers and acquisitions, advisory and underwriting roles this year included:

- lead managing and arranging the $258 million initial public offering (IPO) of the Diversified Utility and Energy Trusts (DUET)
- advising the independent directors of AXA Asia Pacific in relation to AXA SA's proposal to acquire the 48.3% minority interests in AXA Asia Pacific (announced but not yet completed at 30 September 2004)
- advising General Property Trust on the $10.2 billion proposed merger with Lend Lease Corporation (announced but not yet completed at 30 September 2004)
- advising the consortium of Alinta, Alcoa and DUET on the $1.86 billion acquisition of the Dampier-to-Bunbury natural gas pipeline in Western Australia (announced but not yet completed at 30 September 2004)
- advising Telstra Corporation on the successful $333 million acquisition of KAZ Group.

**3. Brokerage and commissions**
Brokerage and commissions income predominantly includes transaction related fees from stockbroking services provided to retail and institutional clients. This income is offset by brokerage and commissions costs paid to brokers, advisers and agents acting on the Bank's behalf.

Income has increased significantly on both the prior corresponding period and the six months to March 2004. The increased contribution from institutional stockbroking activities is a result of the acquisition of Macquarie Securities Asia, and increased Australian secondary market brokerage income from an increased market share.

The increase in brokerage and commissions income was partially offset by higher brokerage costs from increased Hong Kong equity market trading (income relating to these expenses is of a trading nature and therefore is required to be shown in the trading income line).

**4. Financial products and cross-border leasing**
Included in this category are all fees generated through arranging cross-border leases and other financial product transactions. Total fees have increased on the prior corresponding period as a result of continued growth in retail and wholesale products. The lower income in the six months to March 2004 is due to the cyclical nature of the business.

The US cross-border leasing market is no longer active, with focus shifting to other markets and products. Therefore fee income from these transactions was down on both the prior corresponding period and the six months to March 2004.

**5. Banking, lending and securitisation**
Income from banking, lending and securitisation includes fee income from mortgage securitisation vehicles, fees from lending activities and transaction fees.

Fees have increased significantly on the prior corresponding period due to growth in both the Australian and US mortgages securitisation businesses. The Australian mortgage book has grown from $11.6 billion at March 2004 to $13.2 billion at September 2004. US mortgage settlement volumes have increased over the same period. Additionally the US mortgage business has undertaken a number of whole loan sales that has contributed to the increase in fee income.

**6. Other fee and commission income**
Other fee and commission income includes royalty income from joint ventures, and fees relating to assets under administration. The increase on the prior corresponding period is principally due to fees from increased assets under administration (Wrap assets under administration increased 58% from $7.7 billion at 30 September 2003 to $12.2 billion as at 30 September 2004) and royalty income from joint ventures in South Africa and Korea.

## 2.4 Trading Income

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Equities | **156** | 206 | 108 | (24) | 44 |
| Commodities | **90** | 45 | 37 | 100 | 143 |
| Foreign exchange | **77** | 78 | 57 | (1) | 35 |
| Interest rate products | **13** | 8 | 23 | 63 | (43) |
| Total trading income | **336** | 337 | 225 | – | 49 |

The majority of the Bank's trading income is generated from client transactions and arbitrage activities, rather than outright proprietary trading.

In the six months to September 2004, trading income is well up on the prior corresponding period and is in line with the six months to March 2004.

The increase over the prior corresponding period is due to improved contributions from equities, commodities and foreign exchange, partially offset by a decline in the contribution from interest rate products.

The composition of trading income shown above excludes interest income and expense, and brokerage and commission expenses from trading activities. A more complete summary of the performance of the Bank's trading activities is provided by the Financial Markets segment disclosures in section 2.7, which includes the interest income and expense, and brokerage and commission expense associated with trading activities.

### Equities

All major businesses contributed to the strong trading income result in the six months to September 2004. The result is well up on the prior corresponding period but below that for the six months to March 2004, which benefited from very strong global equity market conditions.

The increase on the prior corresponding period is primarily the result of a strong contribution from Hong Kong, which is attributable to better market conditions compared to the six months to September 2003, and the successful launch of several new products.

Contribution from trading in the US and European markets was higher on increased sales of equity risk products over these underlying markets to the Asian customer base.

### Commodities

Trading income from commodities was up 143% on the prior corresponding period and was double the income for the six months to March 2004, with increased contributions from agricultural commodities, metals and mining and energy markets trading.

The strong contribution from Agricultural Commodities was the result of increased market volatility along with increased client hedging and trading activity in the six months to September 2004.

Metals and Mining trading income benefited from increased market volatility and the new Energy Markets business showed good signs in its first full period of trading, with an increased contribution as a result of expansion of the client base, increased volumes and increased volatility in global energy markets.

Inherent in commodities trading income is income attributable to foreign exchange and interest rate movements.

### Foreign exchange

Foreign exchange trading income is well up on the prior corresponding period and in line with the six months to March 2004. The solid performance is due to continuing strong market positions coupled with high volatility and volumes.

Inherent in foreign exchange trading income is income attributable to interest rate movements.

### Interest rate products

The trading income earned from interest rate products was down on the prior corresponding period due to a change in the income mix, with the decrease being offset by increased interest income (refer to section 2.2 for further information). This change in mix was the result of an increase in warehousing activity and general market conditions. ▭>

### 2.5 Net Other Income

| | | Half year to | | | Movement on | |
|---|---|---|---|---|---|---|
| | Note | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Gain on disposal of other securities and equity investments | 1 | **44** | 82 | 46 | (46) | (4) |
| Gain on deconsolidation of controlled entities and sale of businesses | 2 | **28** | – | 27 | n/a | 4 |
| Equity accounted income | 3 | **17** | 20 | 15 | (15) | 13 |
| Dividends and distributions received/receivable from other securities and equity investments | 4 | **38** | 29 | 20 | 31 | 90 |
| Provision for diminution of equity investments – written back/(provided) | 5 | **4** | (15) | 17 | 127 | (76) |
| Net loan loss | 6 | **(21)** | (24) | (12) | (13) | 75 |
| General provision for credit losses | 7 | **(15)** | (6) | (11) | 150 | 36 |
| Net income from businesses held for resale | 8 | **(4)** | 6 | – | (167) | n/a |
| Other | 9 | **22** | 1 | 1 | large | large |
| Net other income | | **113** | 93 | 103 | 22 | 10 |

Net other income includes income from equity investments, associates and other securities (including equity accounted income, dividends, distributions and realisations), as well as provisions for credit losses. The level of equity investments for years ended 31 March and the current financial period is shown in the graph below.



1,200
1,000
800
600
400
200
0
$ million
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
Sep 2005
METC
MGM
DUET
MIG
KRIF
MPR
MCW
MOF
MAP
MAG
MCG
Other securities
Associates and joint ventures
Equity investments


These equity investments are carried at the lower of cost or net realisable value, with the exception of investments in associates and joint ventures, which are equity accounted.

The table below shows the market value and unrealised gains for some of the notable listed investments held by Macquarie.

| | Book value at 30 Sep 04 $m | Market value at 30 Sep 04 $m | Unrealised gain at 30 Sep 04 $m |
|---|---|---|---|
| Macquarie Infrastructure Group | 10 | 34 | 24 |
| Macquarie Goodman Management Limited | 48 | 410 | 362 |
| Sydney Futures Exchange | - | 31 | 31 |
| Macquarie Communications Infrastructure Group | 110 | 249 | 139 |
| Macquarie Airports | 216 | 296 | 80 |
| Total | 384 | 1,020 | 636 |

A proposed merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Management Limited (MGM) was announced on 20 October 2004. The Bank will retain its entire stake in MGM, which will equate to 8.8% of the new entity to be known as the Macquarie Goodman Group.

Although MBL would be retaining its entire stake in MGM, under the requirements of Australian Accounting Standards, MBL would account for its interest in the merger as a deemed disposal of 77.5% of its investment in MGM in exchange for an 8.8% interest in MGI. MBL will bring to account a pre-tax accounting profit of approximately $255 million if shareholders and unitholders approve the transaction in a vote to be taken in late January 2005. The net accounting profit (after provision for profit share and income tax) expected to be recognised is approximately $80 million.

**1. Gain on disposal of other securities and equity investments**

Favourable equity market conditions in the second half of the prior financial year allowed Macquarie to realise a number of equity investments, particularly those held by Macquarie Direct Investment. In the six months to September 2004 the number of realisations has fallen, leading to a decline in income.

The first-half result includes gains on sale of the Bank's holding of Macquarie Airports Group (MAG) shares to Macquarie Airports (MAp), profit on disposal of the Bank's 45% interest in the ICA Group and profit on disposal of part of the Bank's holdings in the Diversified Utility and Energy Trusts (DUET) and Macquarie ProLogis Trust.

The result for the six months to March 2004 saw a number of realisations including the disposal of the Bank's 33% interest in Innofin (a joint venture with South Africa's Sanlam), JB Hi-Fi, Donaldson Coal, Kingscliffe/Salt Developments and Tower Technology.

The six months to September 2003 includes the profit on sale of East African Gold Mines Limited and the disposal of a part of the Bank's interest in Sydney Futures Exchange.

**2. Gain on deconsolidation of controlled entities and sale of businesses**

The result for the six months to September 2004 includes gains relating to the deconsolidation of certain controlled entities including South East Water, Arlanda, CH4 and Hills Motorway Management.

**3. Equity accounted income**

Equity accounted income reflects Macquarie's share of the profits or losses of entities in which Macquarie has an equity investment and exerts significant influence (but not control) over the entity.

Equity accounted income in the six months to September 2004 includes the recognition of income relating to equity investments in Macquarie Goodman Management, Macquarie ProLogis Management and Macquarie Capital Partners.

**4. Dividends and distributions received/receivable from other securities and equity investments**

The increase in dividends and distributions in the six months to September 2004 primarily relates to distributions received from DUET, Macquarie Communications Infrastructure Group and Macquarie DDR Management. ⇨

**5. Provision for diminution of equity investments**
The write-back in the provision for diminution of equity investments in the six months to September 2004 is primarily due to the improvement in the market price of Macquarie Airports. Provisions against the Bank's holdings in Macquarie Airports that were taken up in prior periods have now been released. This is partially offset by the write-down to net realisable value of some equity investments held by Macquarie Direct Investment.

Securities held as an investment are carried at the lower of cost and net realisable value; therefore the recorded value of securities held on the balance sheet will not exceed the purchase price. The value of these securities may be written down below the purchase price if, at balance date, it is considered that an amount less than the purchase price of the securities will be recovered if the securities were to be disposed. If the value of the security subsequently increases, the carrying value of the security will be written back, to a maximum value equivalent to the initial purchase price.

**6. Net loan loss**
Net loan loss represents the write-off or provisioning for specific loan balances that are considered to be unrecoverable, net of any recoveries of loan losses previously written off. The strength of Macquarie's credit risk management policy has historically resulted in a low percentage of gross loan assets being written off. This trend has continued in the six months to September 2004, with net loan losses at 0.2% of loan assets.

**7. General provision for credit losses**
The general provision for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. The Bank's policy is that an amount equivalent to 0.55% of risk-weighted exposures be carried as a provision. The increased charge in the six months to September 2004 is due to growth in risk-weighted assets.

**8. Net income from businesses held for resale**
This report generally follows an alternative approach to disclosure from the statutory format, which treats Macquarie's overall holding gains on businesses held for resale as a single item of other income. This presentation has been derived from the statutory reporting format by reclassifying relevant income, external interest and fee expenses, employment expense and other expenses related to businesses held for resale out of the respective statutory income and expense lines, and transferring them into net other income. Management believes that this alternative approach more appropriately reflects the impact of the transaction on the Bank's performance.

This alternative presentation is not followed in the Summary Since Listing or the Average Balance Sheet in section 3.6. The adjustment required to reflect this alternative presentation is set out in the following tables.

Extract from Consolidated Profit & Loss – Half year ended 30 September 2004

| | Statutory Format $m | Reclassification of income and expenses for businesses held for resale $m | Alternative Format $m |
|---|---|---|---|
| Net interest income | 175 | 13 | 188 |
| Net fee and commission income | 738 | 2 | 740 |
| Trading income | 336 | – | 336 |
| Net other income | 159 | (46) | 113 |
| Total income | 1,408 | (31) | 1,377 |
| Employment expenses | (734) | 8 | (726) |
| Other expenses | (269) | 23 | (246) |
| Total expenses | (1,003) | 31 | (972) |
| Profit before income tax | 405 | – | 405 |

Extract from Consolidated Profit & Loss – Half year ended 31 March 2004

| | Statutory Format $m | Reclassification of income and expenses for businesses held for resale $m | Alternative Format $m |
|---|---|---|---|
| Net interest income | 127 | 34 | 161 |
| Net fee and commission income | 613 | – | 613 |
| Trading income | 337 | – | 337 |
| Net other income | 212 | (119) | 93 |
| Total income | 1,289 | (85) | 1,204 |
| Employment expenses | (640) | 22 | (618) |
| Other expenses | (300) | 63 | (237) |
| Total expenses | (940) | 85 | (855) |
| Profit before income tax | 349 | – | 349 |

During the six months to September 2004, Macquarie held the following businesses for resale:

- South East Water (SEW) (deconsolidated 30 April 2004)
- Arlanda (deconsolidated 8 April 2004)
- RG Capital Radio
- DMG Regional Radio
- Atlantic Aviation
- District Energy

Further details are contained in section 3.2.

The Macquarie European Infrastructure Fund (MEIF) acquired 50.1% of SEW and 100% of Arlanda from Macquarie while a further 25% of SEW was sold to MEIF co-investors during the period. Further details are contained in section 3.2.

In the prior period, Macquarie held the following businesses for resale:

- South East Water
- Arlanda

Macquarie did not hold any businesses for resale in the six months to September 2003.

**9. Other**

The increase in other income is mainly the result of higher property development income and profits from equipment sales by the leasing business.

## 2.6 Operating Expenses

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Employment expenses | **(726)** | (618) | (617) | 17 | 18 |
| Occupancy expenses | **(48)** | (46) | (45) | 4 | 7 |
| Non-salary technology expenses | **(45)** | (60) | (45) | (25) | – |
| Professional fees, travel and communication expenses | **(80)** | (81) | (66) | (1) | 21 |
| Other operating expenses | **(73)** | (50) | (67) | 46 | 9 |
| Total operating expenses | **(972)** | (855) | (840) | 14 | 16 |

| | % | % | % |
|---|---|---|---|
| Employment expenses/total income | **52.7** | 51.3 | 52.4 |
| Other expenses/total income | **17.9** | 19.7 | 19.0 |
| Total expenses/total income | **70.6** | 71.0 | 71.4 |

Total operating expenses are up 16% on the prior corresponding period. The largest contributor to total operating expenses is employment costs, which are driven by headcount, market conditions and performance-based profit share. The growth in employment costs over the prior corresponding period of 18% is in line with the growth in profit after income tax attributable to MBL ordinary equity holders (17%), income (17%) and headcount (21%).

Generally, operating expenses have increased as a result of the increase in activity, however the growth in income has been more substantial, and as a result the total expense/total income ratio has fallen to 70.6% compared to 71.4% in the prior corresponding period.

### Headcount by Group

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 Number | Mar 04 Number | Sep 03 Number | Mar 04 % | Sep 03 % |
| Operating Groups | | | | | |
| Investment Banking | **1,675** | 1,590 | 1,151 | 5 | 46 |
| Treasury and Commodities | **385** | 358 | 352 | 8 | 9 |
| Banking and Property | **1,007** | 912 | 879 | 10 | 15 |
| Equity Markets | **248** | 210 | 196 | 18 | 27 |
| Financial Services | **1,050** | 1,045 | 1,037 | – | 1 |
| Funds Management | **159** | 160 | 150 | (1) | 6 |
| Macquarie Direct Investment | **12** | 13 | 13 | (8) | (8) |
| Total headcount – operating Groups | **4,536** | 4,288 | 3,778 | 6 | 20 |
| Total headcount – service areas | **1,539** | 1,428 | 1,245 | 8 | 24 |
| **Total headcount at end of period** | **6,075** | 5,716 | 5,023 | 6 | 21 |
| Operating Groups/total headcount (%) | **74.7** | 75.0 | 75.2 | | |

Headcount includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees). Headcount excludes temporary staff and staff on leave without pay and parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal.

Growth in headcount over the prior corresponding period is mainly due to the acquisition of Macquarie Securities Asia, as well as organic growth across a number of businesses, including the US mortgages business.

## 2.7 Segment Contributions
**Summary of Segments including Contributions to Total Income**

### Investment Banking 37%

Investment Banking comprises corporate finance, advisory, underwriting, facilitation, broking and real estate/property development.

### Asset & Wealth Management 25%

Asset & Wealth Management comprises distribution and manufacture of funds management products.



Infrastructure, property and other specialist funds
Retail and wholesale funds management and private client broking
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Mergers and acquisitions, advisory and underwriting
Institutional stockbroking
Financial products
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending


### Lending 17%

Lending comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas.

### Financial Markets 21%

Financial Markets comprises trading in fixed income, equities, currency, commodities and derivative products.

**Basis of Preparation**
For internal reporting and risk management purposes, Macquarie is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers that have the same, or similar, risk and return characteristics.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage. ⇨

## Segment Results

| | Asset & Wealth Management $m | Financial Markets $m | Investment Banking $m | Lending $m | Total $m |
|---|---|---|---|---|---|
| **Half year ended 30 September 2004** | | | | | |
| **Profit and Loss** | | | | | |
| Total income | **351** | **284** | **506** | **236** | **1,377** |
| Total expenses | **(253)** | **(187)** | **(366)** | **(166)** | **(972)** |
| Profit before income tax | **98** | **97** | **140** | **70** | **405** |
| Income tax expense | **(28)** | **(19)** | **(37)** | **(21)** | **(105)** |
| Profit after income tax | **70** | **78** | **103** | **49** | **300** |
| **Balance Sheet** | | | | | |
| Total assets | **3,943** | **19,926** | **6,433** | **11,812** | **42,114** |
| **Contribution** | | | | | |
| Contribution to Group total income (%) | **25** | **21** | **37** | **17** | **100** |
| **Half year ended 31 March 2004** | | | | | |
| **Profit and Loss** | | | | | |
| Total income | 328 | 301 | 411 | 164 | 1,204 |
| Total expenses | (250) | (195) | (281) | (129) | (855) |
| Profit before income tax | 78 | 106 | 130 | 35 | 349 |
| Income tax expense | (22) | (16) | (36) | (9) | (83) |
| Profit after income tax | 56 | 90 | 94 | 26 | 266 |
| **Balance Sheet** | | | | | |
| Total assets | 3,092 | 24,215 | 6,475 | 9,989 | 43,771 |
| **Contribution** | | | | | |
| Contribution to Group total income (%) | 27 | 25 | 34 | 14 | 100 |
| **Half year ended 30 September 2003** | | | | | |
| **Profit and Loss** | | | | | |
| Total income | 397 | 273 | 339 | 167 | 1,176 |
| Total expenses | (275) | (185) | (252) | (128) | (840) |
| Profit before income tax | 122 | 88 | 87 | 39 | 336 |
| Income tax expense | (32) | (17) | (18) | (11) | (78) |
| Profit after income tax | 90 | 71 | 69 | 28 | 258 |
| **Balance Sheet** | | | | | |
| Total assets | 3,552 | 20,008 | 3,693 | 9,549 | 36,802 |
| **Contribution** | | | | | |
| Contribution to Group total income (%) | 34 | 23 | 29 | 14 | 100 |

# 3. Financial Information

### 3.1 International Financial Reporting Standards

**Impact of adopting Australian equivalents to International Financial Reporting Standards**

The economic entity will be required to prepare financial statements using Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements (IFRS) from 1 April 2005. The first financial statements that the economic entity will prepare in accordance with IFRS will be for the half year ending 30 September 2005 and the financial year ending 31 March 2006.

In accordance with IFRS, the comparative financial statements for each of these periods will be restated using the new accounting standards from 1 April 2004, with the exception of AASB 132: "Financial Instruments: Disclosure and Presentation" (AASB 132) and AASB 139: "Financial Instruments: Recognition and Measurement" (AASB 139). As permitted by the transitional provisions of IFRS, management has elected to defer the application of AASB 132 and AASB 139 for twelve months. Adjustments required on transition to IFRS will be made retrospectively, mostly against opening retained earnings, at the respective dates. Restated comparatives will not be reported in financial statements until 30 September 2005, being the first half year reported in accordance with IFRS.

**Transition management**

A formal IFRS conversion project has been established, with the project team being responsible for assessing the impact that IFRS will have on the accounting and reporting of the economic entity, and managing the transition to IFRS. The project team is also responsible for keeping abreast of developments in IFRS.

The project is divided into three distinct phases: impact assessment and evaluation, systems and process development, and implementation. Management have been working with external IFRS specialists to ensure that the quality of interpretation of the standards and application to the Bank and the economic entity is high. The first phase of the project is primarily complete, and the systems and process development and implementation phases are well progressed. These phases will be completed by 31 March 2005.

**Key accounting issues**

The key potential implications of the transition to IFRS on the economic entity's accounting policies are detailed below.

**Regulatory capital**

Many of the changes below will have an impact on the economic entity's assets and equity items which are included in the calculation of the economic entity's regulatory capital. The Australian Prudential Regulation Authority (APRA) has advised that it will not make any IFRS-related changes to the existing prudential framework until it has completed relevant consultations, and not before 1 July 2005 at the earliest. In the interim, APRA regulated institutions will need to continue to comply with, and report in terms of, current prudential standards.

**Changes applicable in comparative period commencing 1 April 2004**

The table below summarises the nature of the adjustments expected to be made to the economic entity's consolidated statement of financial position as at 1 April 2004 (excluding the tax effect) and reported in the half year results on 30 September 2005. This includes all material IFRS changes excluding those arising from AASB 132 and AASB 139. The amount of the adjustments arising on transition to IFRS have been estimated. As final policy decisions have not been made, estimates are indicative only and actual adjustments may vary.

| Description | Expected impact | Estimated gross adjustment |
|---|---|---|
| **Consolidation of certain Special Purpose Entities (SPEs)** | | |
| A different interpretation of the consolidation rules applicable to SPEs will result in most of the Bank's mortgage securitisations and some other SPEs being consolidated by the economic entity. | Mortgage SPEs<br>The underlying mortgage loans and liabilities to noteholders (along with derivatives) held by the SPEs will be reported on the Bank's consolidated statement of financial position. Derivatives will be carried at fair value from 1 April 2005. | On transition, mortgage loans and liabilities will increase by approximately $12 billion. No retained earnings adjustments. |
| | Profit and loss will no longer reflect management fees and other fees earned from the SPEs. Instead, the profit and loss will show gross interest income earned on mortgage loans, interest expense accrued to noteholders, movements in the fair values of derivatives unless hedge accounting rules are met, with any remaining net margin reflected in profit and loss.<br>Certain derivatives held by the mortgage SPEs will not qualify for hedge accounting and consequently changes in the fair value of these derivatives will result in volatility in the profit and loss. | Adjustments to carry derivatives at fair value, apply the hedge accounting requirements within AASB 139 and to measure interest income/interest expense on an effective yield basis will be made in the following year (adjustment to statement of financial position as at 1 April 2005 and first reported 30 September 2005). |
| | Other SPEs<br>For the other SPEs that will be consolidated, the underlying SPE assets and liabilities will be recorded in the Bank's statement of financial position. There is not expected to be any profit impact arising from consolidation of these SPEs. | On transition, assets and liabilities are expected to increase by approximately $3 billion. No retained earnings adjustments. |
| **Share based payments**<br>The economic entity will be required to recognise an expense for options granted to employees. Options are measured at their grant dates, and once the number expected to vest is determined, the aggregate amount is allocated evenly over the vesting period. These rules apply only to options granted after 7 November 2002. | An options reserve (equity) and an employee expense will be recognised each period for the amount allocated to that period.<br>The transition adjustment to retained earnings will reflect the amount to be amortised for the period from 7 November 2002 to 31 March 2004. | On transition, an options reserve will be created for approximately $10 million, with an offsetting adjustment to retained earnings. |
| | Subsequent to transition, the annual expense may increase as the number of unvested options granted since November 2002 increases. Assuming that the current Employee Option plan continues, the full impact of unvested options will be reflected from the financial year ending 31 March 2008. | After transition, the expense to be recognised in the comparative period for the year ending 31 March 2006 (i.e. year ending 31 March 2005) is estimated to be approximately $30 million. |

| Description | Expected impact | Estimated gross adjustment |
|---|---|---|
| **Taxation**<br>A "balance sheet" approach will be adopted, replacing the "Statement of Financial Performance" approach currently applied. The new method will recognise deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. | It is expected that there will be some increases in the levels of deferred tax assets and liabilities. | No material change in profit and loss or retained earnings. |

### Changes applicable from 1 April 2005

The table below summarises the nature of the adjustments expected to be made to the economic entity's statement of financial position as at 1 April 2005 (excluding the tax effect) and reported in the half-year results on 30 September 2005, in addition to the table above. This includes all material IFRS changes arising from AASB 132 and AASB 139. These adjustments have not been quantified, as they will depend on uncertain future information (for example, market conditions and positions held at 31 March 2005).

| Description | Expected impact |
|---|---|
| **Provisions for loan impairment**<br>IFRS requires an incurred loss model for general loan provisioning, rather than an expected loss model.<br><br>The Bank's general provision for credit losses is currently maintained at 55 basis points on risk-weighted assets. | Provisions are to be recognised only in respect of those losses for which there is "objective evidence" of impairment at each balance date. The methodology to calculate this provision is still being developed. It is expected that there will be a reduction in the amount of the Bank's general provisioning for impaired loans. |
| **Derivatives**<br>All derivatives, including those used for balance sheet hedging purposes, are required to be recognised on balance sheet and carried at fair value.<br><br>Movements in the carrying amounts of derivatives are recognised in profit or loss, unless hedge accounting is applied. Where strict hedge criteria are met, IFRS permits cash flow hedging, fair value hedging and hedging a net investment in a foreign operation. | A hybrid approach is being adopted to the volatility arising from carrying all derivatives at fair value. This includes choosing to carry an offsetting exposure at fair value, applying fair value hedge accounting to some exposures, applying cash flow hedge accounting to other exposures, and accepting a level of volatility.<br><br>It is expected that these new rules will introduce some volatility in profit and loss and equity reserves based on changes in interest rates. The overall impact is not expected to be material. |
| **Loan revenue and expense recognition**<br>Under IFRS, certain upfront fees and associated transaction costs must be capitalised and included in the loan's effective interest rate and recognised over the expected life of the loan. | Certain fees and transaction costs will no longer be recognised upfront, but will be amortised over the life of the loan through the yield.<br><br>This is not expected to have a material impact on net profit, however some reclassifications between fee income and interest income will occur. |

# 3. Financial Information continued

| Description | Expected impact |
|---|---|
| **Loans at fair value**<br>As noted above, one of the solutions for dealing with the volatility arising from carrying all derivatives at fair value is to irrevocably choose to carry some financial instruments with a natural offsetting exposure at fair value through the profit or loss. Consequently, some of the loan assets are expected to be carried at fair value. | Loan assets will be reclassified to fair value through the profit and loss. Measuring the loan asset at fair value means that changes to interest rates and credit spreads will impact the profit or loss, but this will be largely offset by revaluing derivatives used to mitigate these risks. |
| **Available for sale financial instruments**<br>Certain equity investments and investment securities currently carried at historical cost/amortised cost will be reclassified to Available for sale financial instruments. | Available for sale financial instruments will be carried at fair value with changes in fair value recognised in an equity reserve. This may result in volatility in the equity reserve. |
| **Debt vs Equity classification**<br>**MIS securities** | No change in classification is expected. The MIS will continue to be classified as equity. |
| **Debt vs Equity classification**<br>**MIPS securities**<br>Hybrid capital was recently raised in a foreign currency (Macquarie Income Preferred Securities), which are classified as outside equity interest. | Hybrid capital will continue to be classified as equity and continue to be included within outside equity interest. |
| **Hedging of MIPS securities**<br>Economically, the interest rate risk and foreign exchange risk will be hedged through the use of derivatives and existing foreign currency denominated assets, while for accounting purposes the Bank is unlikely to achieve hedge accounting for the movements in interest rates. | Derivatives (interest rate swaps and forward exchange contracts) will be carried at fair value. Changes in the fair value of foreign exchange contracts due to changes in the spot rate are expected to offset the changes from retranslating the foreign currency denominated assets. Changes in fair value of foreign exchange contracts due to time value will result in some volatility in the profit and loss. Changes in the fair value of the interest rate swaps will be recognised in the profit and loss, and create volatility as hedge accounting will not apply. |

## 3.2 Acquisitions and Disposals of Controlled Entities

Entities acquired or consolidated during the period due to a change in control:

**District Energy**

On 30 June 2004, a controlled entity of the Bank acquired 100% of various Chicago energy companies which operate a number of cooling plants in the Chicago area, for a cost of $197 million. On 29 September 2004, a controlled entity of the Bank acquired control of various Las Vegas energy companies for a cost of $36 million. These two related acquisitions are collectively known as "District Energy".

**Atlantic Aviation**

On 29 July 2004, a controlled entity of the Bank acquired 100% of various companies (collectively "Atlantic Aviation") which provide services to a number of North American airports, for a cost of $317 million.

**RG Capital Radio**

On 20 August 2004, a wholly-owned subsidiary of the Bank received Federal Court approval for its proposed Scheme of Arrangement for the acquisition of 100% of the issued shares and options of RG Capital Radio Pty Limited (RG Capital Radio) for a cost of $178 million. Settlement of the transaction took place on 2 September 2004.

**DMG Regional Radio**

On 10 September 2004, a wholly-owned subsidiary of the Bank acquired 100% of DMG Regional Radio Pty Limited (DMG Regional Radio) for a cost of $194 million.

Entities disposed of or deconsolidated during the period due to change in control:

**Deconsolidation of South East Water**

On 30 April 2004, a subsidiary of the Bank sold a 75.1% interest in South East Water plc (SEW) to Macquarie European Infrastructure Fund (MEIF) at cost. The Bank has retained a holding of 24.9% of SEW, which has not been equity accounted.

**Deconsolidation of Arlanda**

On 8 April 2004, the Bank's investment in MEIF was diluted from 100% to 16.1%. MEIF included a 100% investment in A-Train AB and A-Train Invest AG (collectively "Arlanda Express"). As a result of the sale, the Bank is no longer required to consolidate its interest in MEIF and its interest in Arlanda Express.

**Deconsolidation of CH4 Gas Limited**

On 7 April 2004, the Bank's investment in CH4 Gas Limited (CH4) was diluted from 66% to 41%. From that date, the Bank ceased to consolidate its interest in CH4. Due to the Bank's ongoing ownership interest, the investment in CH4 has been equity accounted from that date. ▭>

### 3.3 Detailed Profit and Loss Information

| | Note | Half year to Sep 04 $m | Half year to Mar 04 $m | Half year to Sep 03 $m | Movement on Mar 04 % | Movement on Sep 03 % |
|---|---|---|---|---|---|---|
| Interest income | | **803** | 684 | 551 | 17 | 46 |
| Interest expense | | **(615)** | (523) | (408) | 18 | 51 |
| Net interest income | | **188** | 161 | 143 | 17 | 31 |
| Fee and commission income | 1 | **952** | 805 | 844 | 18 | 13 |
| Fee and commission expense | | **(212)** | (192) | (139) | 10 | 53 |
| Net fee and commission income | | **740** | 613 | 705 | 21 | 5 |
| Trading income | | **336** | 337 | 225 | – | 49 |
| Other income | | **168** | 148 | 126 | 14 | 33 |
| Other expenses | | **(55)** | (55) | (23) | – | 139 |
| Net other income | | **113** | 93 | 103 | 22 | 10 |
| Total income | | **1,377** | 1,204 | 1,176 | 14 | 17 |
| Employment expenses | 2 | **(726)** | (618) | (617) | 17 | 18 |
| Occupancy expenses | 3 | **(48)** | (46) | (45) | 4 | 7 |
| Non-salary technology expenses | 4 | **(45)** | (60) | (45) | (25) | – |
| Professional fees, travel and communication expenses | 5 | **(80)** | (81) | (66) | (1) | 21 |
| Other operating expenses | | **(73)** | (50) | (67) | 46 | 9 |
| Total expenses | | **(972)** | (855) | (840) | 14 | 16 |
| Profit before income tax | | **405** | 349 | 336 | 16 | 21 |
| Income tax expense | sec 3.4 | **(105)** | (83) | (78) | 27 | 35 |
| Profit after income tax | | **300** | 266 | 258 | 13 | 16 |
| Outside equity interest | | | | | | |
| - Macquarie Income Preferred Securities | | **(1)** | – | – | n/a | n/a |
| - Other equity holders | | **(1)** | – | (3) | n/a | (67) |
| Profit after income tax attributable to MBL equity holders | | **298** | 266 | 255 | 12 | 17 |
| Distributions paid or provided on Macquarie Income Securities | | **(14)** | (14) | (13) | – | 8 |
| Profit after income tax attributable to MBL ordinary equity holders | | **284** | 252 | 242 | 13 | 17 |

The notes supporting this detailed Profit & Loss Statement follow.

The detailed Balance Sheet with supporting notes is set out in section 3.6.

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **1. Fee and commission income** | | | | | |
| Fee and commission income | **939** | 790 | 830 | 19 | 13 |
| Net income from life insurance business | **13** | 15 | 14 | (13) | (7) |
| Total fee and commission income | **952** | 805 | 844 | 18 | 13 |
| **2. Employment expenses** | | | | | |
| Salary, salary-related costs, superannuation, performance-related profit share and staff training | **(716)** | (617) | (609) | 16 | 18 |
| Provision for annual leave | **(7)** | – | (5) | n/a | 40 |
| Provision for long service leave | **(3)** | (1) | (3) | 200 | – |
| Total employment expenses | **(726)** | (618) | (617) | 17 | 18 |
| **3. Occupancy expenses** | | | | | |
| Operating lease rental | **(37)** | (34) | (34) | 9 | 9 |
| Depreciation: furniture, fittings and leasehold improvements | **(6)** | (7) | (6) | (14) | – |
| Other occupancy expenses | **(5)** | (5) | (5) | – | – |
| Total occupancy expenses | **(48)** | (46) | (45) | 4 | 7 |
| **4. Non-salary technology expenses** | | | | | |
| Information services | **(19)** | (17) | (15) | 12 | 27 |
| Depreciation: computer equipment and software | **(12)** | (29) | (17) | (59) | (29) |
| Other non-salary technology expenses | **(14)** | (14) | (13) | – | 8 |
| Total non-salary technology expenses | **(45)** | (60) | (45) | (25) | – |
| **5. Professional fees, travel and communication expenses** | | | | | |
| Professional fees | **(38)** | (42) | (35) | (7) | 11 |
| Travel expenses | **(26)** | (23) | (17) | 13 | 53 |
| Communication expenses | **(10)** | (9) | (9) | 11 | 11 |
| Depreciation: communication equipment | **(2)** | (3) | (2) | (33) | – |
| Auditors' remuneration[1] | **(4)** | (4) | (3) | – | 33 |
| Total professional fees, travel and communication expenses | **(80)** | (81) | (66) | (1) | 21 |

[1] Includes remuneration for audit and other services.

### 3.4 Income Tax Expense

Prima facie income tax on profit before income tax is reconciled to the income tax expense charged in the Profit and Loss as follows:

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Profit before income tax | **405** | 349 | 336 | 16 | 21 |
| Prima facie income tax expense (at 30%) | **(121)** | (104) | (101) | 16 | 20 |
| Add/(deduct) tax effect of permanent differences: | | | | | |
| Rate differential on offshore income | **25** | 15 | 13 | 67 | 92 |
| Deductible distribution paid/provided | **1** | 4 | 4 | (75) | (75) |
| Net effect of different tax rates for life insurance business | **2** | 2 | 2 | – | – |
| Rebateable dividend income | **1** | 3 | 2 | (67) | (50) |
| Dividend paid/provided on Converting Preference Shares | **–** | – | (2) | n/a | (100) |
| Other items | **(13)** | (3) | 4 | large | large |
| Total income tax expense | **(105)** | (83) | (78) | 27 | 35 |
| Effective tax rate (refer Glossary) (%) | **26.9** | 24.8 | 24.1 | | |

The economic entity has a tax year ending on 30 September.

The Australian Taxation Office (ATO) is currently reviewing the interests held by the economic entity in research and development syndicates, and has disputed the value of core technology in all syndicates. Amended assessments have been issued in relation to two syndicates, against which objections were lodged. In relation to one of these syndicates, the objection was upheld in the Administrative Appeals Tribunal (AAT). The ATO lodged an appeal against the AAT decision with the Federal Court, which remitted certain aspects of the matter to the AAT for further consideration. Prior to the rehearing by the AAT, the ATO decided not to pursue the case. In relation to the other assessed syndicate, no objection decision has yet been received. Details of the total amounts in dispute (including amended assessments) have not been disclosed because the Directors believe this would prejudice the economic entity's position.

In relation to the Macquarie Income Securities (MIS), the Bank has received independent legal advice confirming that deductions totalling $129 million, giving rise to a tax receivable of $42 million, are available in respect of all MIS interest payments paid before 30 June 2004. The Federal Court at first instance has held that the amounts are not deductible and an appeal has been lodged with the Full Federal Court.

### 3.5 Earnings Per Share

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 cents | Mar 04 cents | Sep 03 cents | Mar 04 % | Sep 03 % |
| Basic earnings per share | **130.6** | 116.8 | 116.2 | 12 | 12 |
| Diluted earnings per share | **128.7** | 114.6 | 114.4 | 12 | 13 |
| Earnings | $m | $m | $m | % | % |
| Profit after income tax attributable to MBL ordinary equity holders | **284** | 252 | 242 | 13 | 17 |
| Interest saving from conversion of Converting Preference Shares | **–** | – | 5 | n/a | (100) |
| Total earnings used in the calculation of diluted earnings per share | **284** | 252 | 247 | 13 | 15 |

Earnings, for the purpose of the **basic earnings per share** calculation is the Bank's profit after income tax attributable to its ordinary equity holders.

The only sources of dilutive potential ordinary shares for the Bank are:

- share options issued to senior staff in accordance with the Employee Option Plan; and
- the Converting Preference Shares that were converted to ordinary shares on 25 September 2003.

The Macquarie Income Securities and Macquarie Income Preferred Securities are not convertible to ordinary shares and do not impact the calculation of diluted earnings per share.

The employee options are deemed to have no impact on diluted earnings, however they do have an impact on the weighted average number of shares used in the calculation of diluted earnings per share, as explained later in this section.

In calculating **diluted earnings per share,** two adjustments relating to Converting Preference Shares (CPS) were applied to the earnings amount used in the calculation of basic earnings per share for 30 September 2003:

- The reduction in interest expense that occurred when the CPS were converted to ordinary shares was added back (based on the fixed dividend rate of 7.38% for the proportion of the period for which the CPS were on issue). There is no income tax expense applicable to this adjustment as the interest expense is non-deductible.
- Any non-discretionary adjustments to earnings that arose when the CPS were converted to ordinary shares were also made, net of any applicable adjustments to the income tax expense.

Weighted Average Number of Shares

| | Number of shares | | | Movement % | |
|---|---|---|---|---|---|
| Fully paid ordinary shares | 217,402,861 | 215,713,144 | 208,287,427 | 1 | 4 |
| Dilutive potential ordinary shares: | | | | | |
| – Converting Preference Shares | – | – | 4,698,059 | n/a | (100) |
| – Options | 3,311,784 | 4,198,964 | 2,872,425 | (21) | 15 |
| Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share | 220,714,645 | 219,912,108 | 215,857,911 | – | 2 |

**Fully Paid Ordinary Shares**
Summary of movements in number of shares

The weighted average number of ordinary shares used in the calculation of basic earnings per share is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

| | **Half year to Sep 04** | | **Half year to Mar 04** | | **Half year to Sep 03** | |
|---|---|---|---|---|---|---|
| | **Total Number** | **Time-Weighted Number** | **Total Number** | **Time-Weighted Number** | **Total Number** | **Time-Weighted Number** |
| Opening balance | **215,916,285** | **215,916,285** | 217,567,485 | 217,567,485 | 204,498,144 | 204,498,144 |
| Shares issued pursuant to: | | | | | | |
| Exercise of options | **3,002,108** | **1,067,578** | 1,793,708 | 855,269 | 4,659,498 | 1,692,840 |
| Dividend Reinvestment Plan | **842,601** | **418,998** | 1,020,072 | 579,714 | 3,908,671 | 1,943,656 |
| Employee Share Plan | **–** | **–** | 36,192 | 14,437 | – | – |
| Conversion of CPS | **–** | **–** | – | – | 4,857,315 | 159,256 |
| Buyback of shares | **–** | **–** | (4,501,172) | (3,303,761) | (356,143) | (6,469) |
| Closing balance | **219,760,994** | **217,402,861** | 215,916,285 | 215,713,144 | 217,567,485 | 208,287,427 |

**Potential Ordinary Shares**
Options

The Bank has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the Bank's now closed partly paid share scheme.

For the purpose of calculating diluted earnings per share, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted earnings per share. Their impact on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds. Each dilutive option tranche is therefore split into two notional components:

— a component for which consideration is the full average market price (non-dilutive component – this is ignored in calculating diluted earnings per share); and

— a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted earnings per share.

The table below breaks out the time-weighted number of options on issue for each period into dilutive and non-dilutive options. Dilutive options are further classified into a dilutive component and a non-dilutive component.

Summary of Dilutive Impact of Options (Time-Weighted)

| | Half year to | | |
|---|---|---|---|
| | Sep 04 Number | Mar 04 Number | Sep 03 Number |
| Dilutive options | | | |
| Dilutive component (no consideration) | **3,311,784** | 4,198,964 | 2,872,425 |
| Non-dilutive component (average market price) | **17,743,041** | 16,979,478 | 8,613,341 |
| Total number of dilutive options (time-weighted) | **21,054,825** | 21,178,442 | 11,485,766 |
| Non-dilutive options | **5,861,761** | 5,693,070 | 13,000,821 |
| Total number of options (time-weighted) | **26,916,586** | 26,871,512 | 24,486,587 |
| | $ | $ | $ |
| Average market price for period (used in assessing whether an option is dilutive) | **33.88** | 34.10 | 28.89 |

A detailed reconciliation of movements in options on issue over the half year ended 30 September 2004 is available on the Macquarie Bank website (www.macquarie.com.au) or from Macquarie Bank's Investor Relations department. ▭>

### 3.6 Detailed Balance Sheet Information

| | Note | As at Sep 04 $m | As at Mar 04 $m | As at Sep 03 $m | Movement on Mar 04 % | Movement on Sep 03 % |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Cash and liquid assets | | **690** | 647 | 691 | 7 | – |
| Securities purchased under resale agreements | | **7,398** | 8,598 | 6,747 | (14) | 10 |
| Trading assets | 1 | **6,342** | 6,891 | 5,150 | (8) | 23 |
| Other securities | 2 | **2,288** | 1,847 | 2,583 | 24 | (11) |
| Loan assets | 3 | **12,110** | 10,777 | 10,914 | 12 | 11 |
| Other financial market assets | | **5,677** | 6,694 | 5,434 | (15) | 4 |
| Other financial assets | | **3,613** | 3,531 | 2,108 | 2 | 71 |
| Intangible assets – businesses held for resale | | **706** | – | – | n/a | n/a |
| Life insurance investment assets | | **2,184** | 2,350 | 2,693 | (7) | (19) |
| Equity investments | | **169** | 138 | 114 | 22 | 48 |
| Investments in associates and incorporated joint ventures | | **273** | 169 | 134 | 62 | 104 |
| Fixed assets | | **503** | 1,945 | 117 | (74) | large |
| Tax assets | | **161** | 184 | 117 | (13) | 38 |
| **Total assets** | | **42,114** | 43,771 | 36,802 | (4) | 14 |
| **Liabilities** | | | | | | |
| Due to other financial institutions | | **1,118** | 1,935 | 700 | (42) | 60 |
| Securities sold under repurchase agreements | | **2,715** | 2,597 | 3,941 | 5 | (31) |
| Securities borrowed | | **4,076** | 5,750 | 3,275 | (29) | 24 |
| Deposits | | **4,738** | 4,215 | 3,876 | 12 | 22 |
| Notes payable | 4 | **13,070** | 12,608 | 11,120 | 4 | 18 |
| Other financial market liabilities | | **4,559** | 5,821 | 4,830 | (22) | (6) |
| Tax liabilities | | **35** | 53 | 38 | (34) | (8) |
| Other financial liabilities | | **4,477** | 4,215 | 2,292 | 6 | 95 |
| Life insurance policy liabilities | | **2,124** | 2,291 | 2,483 | (7) | (14) |
| Provisions for dividends and distributions | | **7** | 6 | 5 | 17 | 40 |
| Deferred tax liabilities | | **258** | 413 | 28 | (38) | large |
| Other provisions | | **80** | 74 | 68 | 8 | 18 |
| **Total liabilities excluding loan capital** | | **37,257** | 39,978 | 32,656 | (7) | 14 |
| **Loan capital** | | | | | | |
| Subordinated debt | | **915** | 960 | 805 | (5) | 14 |
| **Total liabilities** | | **38,172** | 40,938 | 33,461 | (7) | 14 |
| **Net assets** | | **3,942** | 2,833 | 3,341 | 39 | 18 |
| **Equity** | | | | | | |
| Contributed equity | | | | | | |
| – Ordinary share capital | 5 | **1,474** | 1,382 | 1,465 | 7 | 1 |
| – Macquarie Income Securities | | **391** | 391 | 391 | – | – |
| Retained earnings | 6 | **1,173** | 1,040 | 901 | 13 | 30 |
| Total equity attributable to equity holders of Macquarie Bank Limited | | **3,038** | 2,813 | 2,757 | 8 | 10 |
| Outside equity interest | | | | | | |
| – Macquarie Income Preferred Securities | 7 | **861** | – | – | n/a | n/a |
| – Other equity holders | 7 | **43** | 20 | 584 | 115 | (93) |
| **Total outside equity interests in controlled entities** | 7 | **904** | 20 | 584 | large | 55 |
| **Total equity** | | **3,942** | 2,833 | 3,341 | 39 | 18 |

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **1. Trading Assets** | | | | | |
| **Trading securities** | | | | | |
| Listed equity securities | **2,667** | 3,987 | 2,513 | (33) | 6 |
| Certificates of deposit | **985** | 944 | 775 | 4 | 27 |
| Debt securities | **994** | 867 | 1,084 | 15 | (8) |
| Other government securities | **904** | 626 | 443 | 44 | 104 |
| Commonwealth government bonds | **373** | 84 | 34 | large | large |
| Bank bills | **332** | 251 | 191 | 32 | 74 |
| Foreign OECD government securities | **34** | 22 | 37 | 55 | (8) |
| Other non-OECD government securities | **24** | 38 | 12 | (37) | 100 |
| Total trading securities | **6,313** | 6,819 | 5,089 | (7) | 24 |
| **Other trading assets** | | | | | |
| Bullion – allocated | **17** | 37 | 25 | (54) | (32) |
| Other commodities | **12** | 35 | 36 | (66) | (67) |
| Total other trading assets | **29** | 72 | 61 | (60) | (52) |
| **Total trading assets** | **6,342** | 6,891 | 5,150 | (8) | 23 |
| **2. Other Securities** | | | | | |
| **Listed** | | | | | |
| Shares and units in unit trusts at cost | **63** | 182 | 261 | (65) | (76) |
| Less provision for diminution | **(3)** | (17) | (27) | (82) | (89) |
| Shares and units in unit trusts at recoverable amount | **60** | 165 | 234 | (64) | (74) |
| Shares and units in unit trusts at cost requiring no provision for diminution | **459** | 123 | 122 | 273 | 276 |
| Total listed other securities | **519** | 288 | 356 | 80 | 46 |
| **Unlisted** | | | | | |
| Shares and units in unit trusts at cost | **4** | 5 | 59 | (20) | (93) |
| Less provision for diminution | **(2)** | (1) | (3) | 100 | (33) |
| Shares and units in unit trusts at recoverable amount | **2** | 4 | 56 | (50) | (96) |
| Shares and units in unit trusts at cost requiring no provision for diminution | **166** | 225 | 142 | (26) | 17 |
| Debt investment securities | **1,601** | 1,330 | 2,029 | 20 | (21) |
| Total unlisted other securities | **1,769** | 1,559 | 2,227 | 13 | (21) |
| **Total other securities** | **2,288** | 1,847 | 2,583 | 24 | (11) |

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **3. Loan Assets** | | | | | |
| Due from other financial institutions | | | | | |
| Loans and advances | **1,450** | 1,810 | 2,581 | (20) | (44) |
| Lease receivables | **4** | 5 | 7 | (20) | (43) |
| Total due from other financial institutions | **1,454** | 1,815 | 2,588 | (20) | (44) |
| Due from governments[1] | | | | | |
| Lease receivables | **470** | 529 | 599 | (11) | (22) |
| Loans and advances | **59** | 44 | 66 | 34 | (11) |
| Total due from governments | **529** | 573 | 665 | (8) | (20) |
| Due from other entities | | | | | |
| Other loans and advances | **9,088** | 7,546 | 6,928 | 20 | 31 |
| Less specific provisions | **(53)** | (36) | (29) | 47 | 83 |
| | **9,035** | 7,510 | 6,899 | 20 | 31 |
| Lease receivables | **1,182** | 954 | 828 | 24 | 43 |
| Total due from other entities | **10,217** | 8,464 | 7,727 | 21 | 32 |
| Total gross loan assets | **12,200** | 10,852 | 10,980 | 12 | 11 |
| Less general provision for credit losses | **(90)** | (75) | (66) | 20 | 36 |
| Total loan assets | **12,110** | 10,777 | 10,914 | 12 | 11 |
| Gross loan assets by division/category | | | | | |
| Corporate Finance | **177** | 72 | 42 | 146 | large |
| Financial Products | **704** | 210 | 359 | 235 | 96 |
| IBG Principal | **–** | – | 21 | n/a | (100) |
| Macquarie Capital | **3,212** | 2,881 | 2,726 | 11 | 18 |
| Macquarie Securities | **183** | 187 | – | (2) | n/a |
| Total Investment Banking | **4,276** | 3,350 | 3,148 | 28 | 36 |
| Overnight Cash | **244** | 776 | 1,659 | (69) | (85) |
| Agricultural Commodities | **46** | – | – | n/a | n/a |
| Metals & Mining | **405** | 321 | 376 | 26 | 8 |
| Foreign Exchange | **105** | 118 | 125 | (11) | (16) |
| Debt Markets | **886** | 797 | 831 | 11 | 7 |
| Total Treasury and Commodities | **1,686** | 2,012 | 2,991 | (16) | (44) |
| Macquarie Securitisation & Mortgages | **1,164** | 1,168 | 799 | – | 46 |
| Banking | **1,479** | 1,258 | 1,133 | 18 | 31 |
| Margin Lending | **1,993** | 1,740 | 1,591 | 15 | 25 |
| Property | **1,194** | 1,148 | 1,098 | 4 | 9 |
| Total Banking and Property | **5,830** | 5,314 | 4,621 | 10 | 26 |
| Equity Markets | **408** | 176 | 220 | 132 | 85 |
| Total | **12,200** | 10,852 | 10,980 | 12 | 11 |

[1] Governments include Federal, State and Local governments and related enterprises in Australia.

| | As at/half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **3. Loan Assets** continued | | | | | |
| Specific provisions for loan assets | | | | | |
| Balance at the beginning of the period | **36** | 29 | 14 | 24 | 157 |
| Provided during the period | **27** | 27 | 16 | – | 69 |
| Loan assets written off, previously provided for | **(2)** | (17) | (2) | (88) | – |
| Recovery of loans previously provided for | **(8)** | (3) | (3) | 167 | 167 |
| Transfer from other provisions and other items | **–** | – | 4 | n/a | (100) |
| Total specific provisions | **53** | 36 | 29 | 47 | 83 |
| Specific provision as a percentage of loan assets (%) | **0.43** | 0.33 | 0.26 | | |

The specific provisions relate to doubtful loan assets that have been identified and provided for.

| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
|---|---|---|---|---|---|
| General provision for credit losses | | | | | |
| Balance at the beginning of the period | **75** | 66 | 55 | 14 | 36 |
| Provided during the period | **15** | 6 | 11 | 150 | 36 |
| Businesses acquired | **–** | 3 | – | (100) | n/a |
| Total general provision for credit losses | **90** | 75 | 66 | 20 | 36 |
| General provision as a percentage of risk-weighted exposures (%) | **0.55** | 0.55 | 0.55 | | |

The general provision for credit losses is intended to cover expected losses inherent in the existing overall credit portfolio which are not yet identifiable.

Impaired assets

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
|---|---|---|---|---|---|
| Non-accrual loans without specific provisions for impairment | **5** | 5 | – | – | n/a |
| Non-accrual loans with specific provisions for impairment | **76** | 92 | 41 | (17) | 85 |
| Less specific provisions | **(53)** | (36) | (29) | 47 | 83 |
| Total non-accrual loans with specific provisions for impairment | **23** | 56 | 12 | (59) | 92 |
| Impaired derivative financial instruments with specific provisions for impairment | **1** | 1 | 1 | – | – |
| Less specific provisions | **(1)** | (1) | (1) | – | – |
| Total impaired derivative financial instruments with specific provisions for impairment | **–** | – | – | n/a | n/a |
| **Total net impaired assets** | **28** | 61 | 12 | (54) | 133 |
| Revenue forgone on impaired assets | | | | | |
| Interest | **–** | 2 | 1 | (100) | (100) |
| **Total revenue forgone on impaired assets** | **–** | 2 | 1 | (100) | (100) |

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **4. Notes Payable** | | | | | |
| Euro commercial paper | **3,808** | 3,421 | 3,755 | 11 | 1 |
| Euro floating rate notes | **3,418** | 3,475 | 2,347 | (2) | 46 |
| Negotiable certificates of deposit | **3,094** | 2,299 | 2,518 | 35 | 23 |
| Equity linked notes | **1,308** | 1,542 | 915 | (15) | 43 |
| US commercial paper | **424** | 854 | 1,212 | (50) | (65) |
| Domestic issued paper | **43** | 290 | 275 | (85) | (84) |
| Other notes | **975** | 727 | 98 | 34 | large |
| Total notes payable | **13,070** | 12,608 | 11,120 | 4 | 18 |
| Reconciliation of notes payable by major currency | | | | | |
| Australian dollars | **3,683** | 2,874 | 3,271 | 28 | 13 |
| United States dollars | **3,208** | 4,733 | 4,285 | (32) | (25) |
| Euro | **2,293** | 1,649 | 690 | 39 | 232 |
| Great British pounds | **1,852** | 1,366 | 1,346 | 36 | 38 |
| Hong Kong dollars | **1,421** | 1,490 | 1,010 | (5) | 41 |
| Japanese yen | **512** | 398 | 470 | 29 | 9 |
| Other currencies | **101** | 98 | 48 | 3 | 110 |
| Total notes payable by currency | **13,070** | 12,608 | 11,120 | 4 | 18 |

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Programme. Securities can be issued for terms varying from one day to 30 years.

| | As at/half year to | | |
|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m |
| **5. Contributed Ordinary Share Capital** | | | |
| Opening balance of fully paid ordinary shares | **1,382** | 1,465 | 1,137 |
| – Issue of shares on exercise of options | **64** | 36 | 84 |
| – Issue of 842,601 shares on 2 July 2004 pursuant to the DRP at $33.46 per share | **28** | – | – |
| – Issue of 36,192 shares on 16 January 2004 pursuant to the Employee Share Plan at $33.87 per share[1] | **–** | 1 | – |
| – Issue of 1,020,072 shares on 19 December 2003 pursuant to the DRP at $34.04 per share | **–** | 35 | – |
| – Issue of 3,908,671 shares on 2 July 2003 pursuant to the DRP at $27.02 per share | **–** | – | 106 |
| – Issue of 4,857,315 shares on 25 September 2003 at $30.88 per share pursuant to conversion of Converting Preference Shares[2] | **–** | – | 150 |
| Balance of 219,760,994 fully paid ordinary shares before the on-market buy-back and cancellation of shares | **1,474** | 1,537 | 1,477 |
| On-market buy-back and cancellation of shares[2] | **–** | (155) | (12) |
| Closing balance of 219,760,994 fully paid ordinary shares | **1,474** | 1,382 | 1,465 |

1 The value of these shares was expensed.

2 On 25 September 2003, the Bank exercised its option under the Terms of issue of the CPS and converted all 1.5 million CPS on issue to fully paid ordinary shares. The CPS were converted to ordinary shares at the rate of 3.24 ordinary shares for 1 CPS, resulting in the issue of 4,857,315 fully paid ordinary shares.

From September to December 2003, the Bank purchased on-market and subsequently cancelled all 4,857,315 fully paid ordinary shares that arose from the conversion of the CPS. The buy-back and cancellation was approved by the Australian Prudential Regulation Authority. The shares were acquired at an average price of $34.42 per share.

A reconciliation of the movement in the number of shares is contained in section 3.5. ⇨

| | As at/half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **6. Retained earnings** | | | | | |
| Balance at the beginning of the period | **1,040** | 901 | 659 | 15 | 58 |
| Change in accounting policy for provision for dividends at 1 April 2003 | **–** | – | 208 | n/a | (100) |
| Dividends paid or provided on ordinary share capital | **(151)** | (113) | (208) | 34 | (27) |
| Profit after income tax attributable to MBL ordinary equity holders | **284** | 252 | 242 | 13 | 17 |
| Total retained earnings | **1,173** | 1,040 | 901 | 13 | 30 |
| **7. Outside equity interests in controlled entities** | | | | | |
| Macquarie Income Preferred Securities[1] | | | | | |
| – Proceeds on issue of Macquarie Income Preferred Securities | **894** | – | – | n/a | n/a |
| – Issue costs | **(10)** | – | – | n/a | n/a |
| | **884** | – | – | n/a | n/a |
| – Retained earnings | **1** | – | – | n/a | n/a |
| – Distribution provided | **(1)** | – | – | n/a | n/a |
| – Foreign currency translation reserve | **(23)** | – | – | n/a | n/a |
| | **861** | – | – | n/a | n/a |
| Other equity holders in controlled entities | | | | | |
| – Ordinary share capital | **22** | 22 | 12 | – | 83 |
| – Partnership capital | **–** | – | 393 | n/a | (100) |
| – Units in unit trusts | **24** | – | 181 | n/a | (87) |
| – Accumulated losses | **(3)** | (2) | (2) | 50 | 50 |
| | **43** | 20 | 584 | 115 | (93) |
| Total outside equity interests in controlled entities | **904** | 20 | 584 | large | 55 |

[1] On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon will be paid on 15 April 2005.

The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distribution entitlements being included with the outside equity interest share of profit after tax.

| | Half year to Sep 04 | | | Half year to Mar 04 | | | Half year to Sep 03 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Av. balance $m | Inc./ (exp.) $m | Av. rate % | Av. balance $m | Inc./ (exp.) $m | Av. rate % | Av. balance $m | Inc./ (exp.) $m | Av. rate % |
| **Average balance sheet** | | | | | | | | | |
| **Assets** | | | | | | | | | |
| **Interest bearing assets** | | | | | | | | | |
| Cash and liquid assets | **427** | **4** | **1.6** | 117 | 2 | 3.1 | 53 | 1 | 4.5 |
| Securities purchased under resale agreement | **8,833** | **201** | **4.5** | 6,196 | 139 | 4.5 | 4,057 | 92 | 4.5 |
| Trading assets | **4,173** | **113** | **5.4** | 3,715 | 98 | 5.3 | 2,950 | 75 | 5.1 |
| Other securities | **1,526** | **36** | **4.7** | 1,168 | 28 | 4.9 | 2,092 | 35 | 3.3 |
| Loan assets | **12,101** | **421** | **6.9** | 11,050 | 389 | 7.1 | 9,674 | 318 | 6.6 |
| Other financial assets | **205** | **4** | **4.0** | 5 | – | 5.3 | 24 | 1 | 4.8 |
| Total interest bearing assets | **27,265** | **779** | | 22,251 | 656 | | 18,850 | 522 | |
| Total non-interest bearing assets | **17,534** | | | 18,587 | | | 15,379 | | |
| **Total assets** | **44,799** | | | 40,838 | | | 34,229 | | |
| **Liabilities** | | | | | | | | | |
| **Interest bearing liabilities** | | | | | | | | | |
| Due to other financial institutions | **1,156** | **(19)** | **3.4** | 696 | (9) | 2.5 | 932 | (12) | 2.6 |
| Securities sold under repurchase agreements | **4,547** | **(99)** | **4.3** | 3,036 | (68) | 4.5 | 2,598 | (62) | 4.7 |
| Securities borrowed | **3,801** | **(102)** | **5.3** | 2,829 | (76) | 5.4 | 872 | (23) | 5.2 |
| Deposits | **4,527** | **(92)** | **4.1** | 4,903 | (111) | 4.5 | 3,818 | (74) | 3.9 |
| Notes payable | **12,904** | **(260)** | **4.0** | 11,646 | (238) | 4.1 | 9,960 | (183) | 3.7 |
| Other liabilities | **789** | **(18)** | **4.7** | 626 | (14) | 4.3 | 668 | (12) | 3.7 |
| **Loan capital** | | | | | | | | | |
| Subordinated debt | **915** | **(22)** | **4.9** | 844 | (19) | 4.6 | 594 | (12) | 4.1 |
| Converting Preference Shares | **–** | **–** | **–** | – | – | – | 145 | (5) | 7.4 |
| Total interest bearing liabilities | **28,639** | **(612)** | | 24,580 | (535) | | 19,587 | (383) | |
| Total non-interest bearing liabilities | **13,092** | | | 13,434 | | | 11,765 | | |
| **Total liabilities** | **41,731** | | | 38,014 | | | 31,352 | | |
| **Net assets** | **3,068** | | | 2,824 | | | 2,877 | | |
| **Equity** | | | | | | | | | |
| **Contributed equity** | | | | | | | | | |
| – Ordinary share capital | **1,424** | | | 1,378 | | | 1,251 | | |
| – Macquarie Income Securities | **391** | | | 391 | | | 391 | | |
| Retained earnings | **1,093** | | | 976 | | | 833 | | |
| Total equity attributable to equity holders of the Bank | **2,908** | | | 2,745 | | | 2,475 | | |
| Outside equity interests in controlled entities | **160** | | | 79 | | | 402 | | |
| **Total equity** | **3,068** | | | 2,824 | | | 2,877 | | |

Average interest income and expense in relation to assets and liabilities set off in the Balance Sheet in accordance with Accounting Standards are not included in the above analysis.

### 3.7 Contingent Liabilities

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Contingent liabilities exist in respect of: | | | | | |
| – Guarantees[1,2] | **203** | 182 | 132 | 12 | 54 |
| – Credit derivatives – purchased[3] | **62** | 60 | 1,070 | 3 | (94) |
| – Underwriting facilities | **451** | 476 | 602 | (5) | (25) |
| – Indemnities | **52** | 53 | 219 | (2) | (76) |
| – Undrawn credit facilities | **2,838** | 2,345 | 2,326 | 21 | 22 |
| – Undrawn credit facilities – revocable at any time | **1,439** | 1,563 | 1,588 | (8) | (9) |
| – Other contingent liabilities[4] | **427** | 327 | 39 | 31 | large |
| Total contingent liabilities | **5,472** | 5,006 | 5,976 | 9 | (8) |

1 All external guarantees, other than those noted for Macquarie Investment Management Limited (MIML) in 2 below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $26 million (Sep 2003: $13 million).

2 MIML covenants that while it acts as the Responsible Entity of the Macquarie Cash Management Trust, unit holders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: at 30 September 2004, this amounted to $45 million (Mar 2004: $44 million). At 31 March 2004 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating to $9.5 billion (Mar 2003: $8.9 billion) and assets aggregating to $9.6 billion (Mar 2003: $9.0 billion).

3 The bank purchases credit derivatives to mitigate credit risks arising from client exposures.

4 Other contingent liabilities includes letters of credit, written put options, performance related contingents and forward purchases.

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, is likely to have a material effect on its operations or financial position.

### 3.8 Capital Adequacy

| | Note | As at Sep 04 $m | As at Mar 04 $m | As at Sep 03 $m | Movement on Mar 04 % | Movement on Sep 03 % |
|---|---|---|---|---|---|---|
| **Capital Base** | | | | | | |
| Tier 1 Capital | | | | | | |
| Ordinary share capital | | **1,474** | 1,382 | 1,465 | 7 | 1 |
| Retained earnings | 1 | **1,064** | 936 | 845 | 14 | 26 |
| Macquarie Income Securities | 2 | **391** | 391 | 391 | – | – |
| Macquarie Income Preferred Securities | 2 | **240** | – | – | n/a | n/a |
| Outside equity interests | 3 | **(15)** | – | 1 | n/a | large |
| Total Tier 1 Capital before Tier 1 Capital deductions | | **3,154** | 2,709 | 2,702 | 16 | 17 |
| Tier 1 Capital deductions: | | | | | | |
| – Retained earnings in deconsolidated controlled entities | 4 | **(90)** | (113) | (98) | (20) | (8) |
| – Equity investments in entities not in the field of finance | 5 | **(608)** | (350) | (305) | 74 | 99 |
| – Intangibles | 6 | **(360)** | (5) | (6) | large | large |
| – Net future income tax benefit | 7 | **(28)** | (80) | (66) | (65) | (58) |
| Total Tier 1 Capital | | **2,068** | 2,161 | 2,227 | (4) | (7) |
| Tier 2 Capital | | | | | | |
| Macquarie Income Preferred Securities | | **644** | – | – | n/a | n/a |
| General provision for credit losses | 8 | **64** | 52 | 46 | 21 | 37 |
| Term subordinated debt | 9 | **894** | 893 | 731 | – | 22 |
| Total Tier 2 Capital | | **1,602** | 945 | 777 | 70 | 106 |
| Total Capital deductions | 10 | **(369)** | (442) | (314) | (17) | 18 |
| Total Capital | | **3,301** | 2,664 | 2,690 | 24 | 23 |
| Risk-Weighted Assets | | **16,390** | 13,361 | 12,043 | 23 | 36 |
| Tier 1 Capital Ratio (%) | | **12.6** | 16.2 | 18.5 | | |
| Total Capital Ratio (%) | | **20.1** | 19.9 | 22.3 | | |

An analysis of the reduction in Total Tier 1 Capital and growth in Total Capital for the half year ended 30 September 2004 is included on the following page.

A high level analysis of the growth in Risk-Weighted Assets for the half year ended 30 September 2004 is included in section 1.5 above, and a detailed analysis of the composition of Risk-Weighted Assets is included later in this section. ➡

### Analysis of Capital Growth – half year ended 30 September 2004

| | Note/ Ref | Tier 1 Capital $m | Total Capital $m |
|---|---|---|---|
| Balance as at 31 March 2004 | | 2,161 | 2,664 |
| Movements in Ordinary Equity | | | |
| Profit after income tax attributable to MBL ordinary equity holders | | 284 | 284 |
| Interim 2005 dividend (net of DRP participation) | 1 | (109) | (109) |
| DRP relating to 2004 final dividend (net of estimated participation) | 1 | (19) | (19) |
| Shares created through the exercise of options | Sec 3.6 | 64 | 64 |
| Movements in Other Sources of Capital | | | |
| Macquarie Income Preferred Securities eligible for inclusion as Tier 1 Capital | 2 | 240 | 884 |
| Decrease in outside equity interest | 3 | (15) | (15) |
| Increase in general provision for credit losses (net of applicable tax) | 8 | – | 12 |
| Increase in subordinated debt | 9 | – | 1 |
| Movements in deductions | | | |
| Decrease in retained earnings in deconsolidated controlled entities | 4 | 23 | 23 |
| Increase in equity investments not in the field of finance | 5 | (258) | (258) |
| Decrease in net future income tax benefit | 7 | 52 | 52 |
| Increase in intangibles | 6 | (355) | (355) |
| Decrease in total capital deductions | 10 | – | 73 |
| **Balance as at 30 September 2004** | | 2,068 | 3,301 |

**Explanatory Notes Concerning Composition of Capital Base**

1. Retained earnings included above in Tier 1 Capital can be reconciled to the Balance Sheet as follows:

| | As at | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Retained earnings per Balance Sheet | **1,173** | 1,040 | 901 | 13 | 30 |
| Interim/final dividend not provided in Balance Sheet | **(134)** | (151) | (112) | (11) | 20 |
| Estimated DRP participation | **25** | 47 | 56 | (47) | (55) |
| Retained earnings included in Tier 1 Capital | **1,064** | 936 | 845 | 14 | 26 |

In relation to the $151 million ordinary dividends payable in July 2004, $66 million was reinvested through the Dividend Reinvestment Plan. The $19 million excess over the $47 million reinvestment estimated at 31 March 2004 has been treated as an increase in capital in the half year ended 30 September 2004.

**2.** The Macquarie Income Preferred Securities balance is allocated between Eligible Tier 1 Capital and Eligible Tier 2 Capital based on APRA Prudential Standard APS 111, which restricts the proportion of eligible hybrids that can be included in Tier 1 Capital to 25% of the Bank's ordinary equity and outside equity interests, with any excess over this limit treated as Upper Tier 2 Capital.

**3.** The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests in the Equity category of the Balance Sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated.

**4.** Certain controlled entities of the Bank are required to be deconsolidated for Capital Adequacy purposes, for example those conducting insurance, funds management or non-financial (commercial) operations. Any portion of the consolidated retained earnings included in Tier 1 Capital that relates to these entities must be deducted from Tier 1 Capital. The increase in this amount during the half year ended 30 September 2004 is primarily due to base management and performance fees earned by funds management controlled entities that have not yet been repatriated to the parent entity. Equity investments in these entities are deducted from Total Capital.

**5.** APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital and the total portfolio does not exceed 5% of Tier 1 Capital. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attract a Tier 1 Capital deduction as at 30 September 2004 include holdings in MAp, MCG, MCW, MEIF, SEW, MOF, KRIF, DUET and certain investments in the trusts managed by Macquarie Direct Investment. The increase in this deduction compared to 31 March 2004 is due to additional stakes in entities not in the field of finance.

**6.** APRA requires that intangible assets are deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ to intangible assets in the Consolidated Balance Sheet for several reasons, for example the intangible assets relating to deconsolidated controlled entities. From 1 July 2004, APRA required predefined capitalised expenses to be deducted from Tier 1 Capital.

**7.** APRA also requires that the Future Income Tax Benefit (FITB) is deducted from Tier 1 Capital, net of any Deferred Tax Liability. This net FITB may differ from the FITB in the Consolidated Balance Sheet for several reasons, for example the FITB relating to deconsolidated controlled entities and FITB relating to the general provision for credit losses.

**8.** The Bank's general provision for credit losses qualifies as Upper Tier 2 Capital. The amount eligible for inclusion is calculated net of the related FITB. A reconciliation of the movement in the general provision for credit losses is set out in section 3.6.

**9.** The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table below.

**10.** Total Capital deductions include investments in non-consolidated subsidiaries, guarantees in relation to non-consolidated subsidiaries, first-loss guarantees and, from time to time, holdings of the capital instruments of other ADIs. The assets of non-consolidated controlled entities are excluded from the capital adequacy calculations.

**Subordinated debt**

| | Balance at 31 Mar 04 $m | Issued $m | Matured $m | Redeemed $m | FX translation $m | Amortisation $m | Balance at 30 Sep 04 $m |
|---|---|---|---|---|---|---|---|
| Balance Sheet amount | 960 | – | (65) | – | 19 | – | **914** |
| Amortisation | (67) | – | 52 | – | – | (5) | **(20)** |
| Tier 2 Capital amount | 893 | – | (13) | – | 19 | (5) | **894** |

## Risk-Weighted Assets

| Balance sheet risk-weighted assets | Amount $m | Risk weight % | Risk adjusted asset Sep 04 $m | Risk adjusted asset Mar 04 $m | Risk adjusted asset Sep 03 $m |
|---|---|---|---|---|---|
| Cash, bullion, Commonwealth and State Governments | 856 | – | **–** | – | – |
| Local Governments, Non-Corporate Public Sector Entities, banks | 2,269 | 20 | **454** | 529 | 636 |
| Mortgage loans, stockbroking debtors | 2,964 | 50 | **1,482** | 1,434 | 701 |
| Other assets – 100% risk weighting | 11,317 | 100 | **11,317** | 10,028 | 7,666 |
| Trading book assets[1] | 20,276 | – | **–** | – | – |
| Other assets[2] | 4,432 | – | **–** | – | – |
| Total assets | 42,114 | | **13,253** | 11,991 | 9,003 |
| Less: attributable to APS 120 subsidiaries | | | **(403)** | (1,906) | (184) |
| Total balance sheet risk-weighted assets | | | **12,850** | 10,085 | 8,819 |

1 These items are included in the calculation of market risk risk-weighted assets

2 Includes life insurance investment assets and assets generating capital deductions

| Off-balance sheet risk-weighted assets | Nominal amount $m | Credit conversion factor $m | Credit equivalent amount $m | Risk weight % | Risk adjusted asset Sep 04 $m | Risk adjusted asset Mar 04 $m | Risk adjusted asset Sep 03 $m |
|---|---|---|---|---|---|---|---|
| Guarantees, letters of credit and endorsements | 403 | 50-100 | 301 | 0-100 | **261** | 177 | 223 |
| Forward purchases and undrawn commitments | 3,083 | 0-100 | 1,078 | 0-100 | **930** | 723 | 509 |
| Foreign exchange, interest rate and other market related transactions | 220,633 | n/a | 5,437 | 0-50 | **1,849** | 1,767 | 1,526 |
| Total off-balance sheet risk-weighted assets | | | | | **3,040** | 2,667 | 2,258 |

| Market risk risk-weighted assets | 99% 10 day VAR $m | Multiplier | Capital charge $m | Conversion factor | Risk adjusted asset Sep 04 $m | Risk adjusted asset Mar 04 $m | Risk adjusted asset Sep 03 $m |
|---|---|---|---|---|---|---|---|
| Interest rates – general market risk | 8 | | | | | | |
| Equities – general market risk | 6 | | | | | | |
| Equities – specific risk | – | | | | | | |
| Foreign exchange and bullion | 2 | | | | | | |
| Commodities | 4 | | | | | | |
| Aggregate | 8 | 3 | 24 | 12.5 | **295** | 383 | 664 |
| Surcharge for equities event and default risk | | | – | 12.5 | **–** | 31 | 82 |
| Debt securities specific risk (standard method) | | | 16 | 12.5 | **205** | 195 | 220 |
| Total market risk risk-weighted assets | | | | | **500** | 609 | 966 |
| Total risk-weighted exposure | | | | | **16,390** | 13,361 | 12,043 |

### 3.9 Funds Information

| | Ownership of management company[1] % | Listing date | ASX Code | MBL Group holding[2] % | Assets under management[3] As at Sep 04 $m | Mar 04 $m | Sep 03 $m |
|---|---|---|---|---|---|---|---|
| **Analysis of Assets Under Management** | | | | | | | |
| Specialist Funds | | | | | | | |
| **Infrastructure** | | | | | | | |
| Diversified Utility and Energy Trusts | 50 | Aug 04 | DUE | 5 | **1,653** | – | – |
| Macquarie Airports[4] | 100 | Apr 02 | MAP | 9 | **3,608** | 2,026 | 1,648 |
| Macquarie Communications Infrastructure Group | 100 | Aug 02 | MCG | 31 | **997** | 990 | 1,005 |
| Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund[5] | 100 | Mar 04 | Listed on NYSE | – | **304** | 233 | – |
| Macquarie Infrastructure Group | 100 | Dec 96 | MIG | <1 | **11,451** | 10,401 | 10,365 |
| Macquarie Power Income Fund | 100 | Apr 04 | Listed on TSX | – | **255** | – | – |
| Southern Cross FLIERS | 100 | Aug 02 | SCF | – | **611** | 611 | 610 |
| Hills Motorway[6] | 100 | Dec 94 | HLY | – | **–** | 963 | 959 |
| Horizon[7] | 100 | Jan 00 | HRZ | – | **–** | 32 | 38 |
| Total Listed Infrastructure | | | | | **18,879** | 15,256 | 14,625 |
| Global Infrastructure Funds (A-D) | 100 | Unlisted | | – | **304** | 254 | 270 |
| Korean Road Infrastructure Fund | 50 | Unlisted | | 5 | **337** | 203 | 41 |
| Macquarie Airports Group[4] | 100 | Unlisted | | – | **–** | 1,025 | 860 |
| Macquarie Essential Assets Partnership | 100 | Unlisted | | 7 | **131** | 71 | 28 |
| Macquarie European Infrastructure Fund | 100 | Unlisted | | 12 | **257** | – | – |
| Other Unlisted Infrastructure Funds | | | | | **290** | 255 | 237 |
| Total Unlisted Infrastructure | | | | | **1,319** | 1,808 | 1,436 |
| Total Infrastructure | | | | | **20,198** | 17,064 | 16,061 |

1 Ownership of the management company represents Macquarie's direct and indirect interest in the fund manager or, where more appropriate, its entitlement to profit of the manager.

Where Macquarie's ownership of the fund manager is less than 100%, the assets under management, net assets/equity under management and undrawn commitments shown in the table reflect Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the assets under management, net assets/equity under management and undrawn commitments shown above will be equivalent to 50% of the total assets, equity and commitments of the fund.

2 MBL Group holding shows the percentage of Macquarie's equity investment in the fund, as at 30 September 2004.

3 Assets under management are the closing consolidated total assets of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the assets under management are the total assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

4 Since May 2004, Macquarie Airports Group (MAG) has been consolidated into Macquarie Airports (MAp) with MAp having a controlling interest (61.6%) in MAG.

5 Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund is advised by First Trust Advisors LP, and is sub-advised by Macquarie Infrastructure Fund Advisor, LLC (MIFA) and Four Corners Capital Management LLC (Four Corners). MIFA and Four Corners are both members of the Macquarie Group.

6 Funds management rights of Hills Motorway Trust were sold in July 2004.

7 Horizon Energy Investment Group sold its only investment (a 25% interest in Loy Yang Power) on 8 April 2004, and was delisted on 29 April 2004. ⇨

| | Ownership of management company[1] % | Listing date | ASX Code | MBL Group holding[2] % | Assets under management[3] As at Sep 04 $m | Mar 04 $m | Sep 03 $m |
|---|---|---|---|---|---|---|---|
| Property | | | | | | | |
| Macquarie CountryWide | 100 | Nov 95 | MCW | 8 | **1,638** | 1,380 | 1,295 |
| Macquarie DDR | 50 | Nov 03 | MDT | – | **861** | 506 | – |
| Macquarie Goodman | 40 | Jan 94 | MGI | – | **1,682** | 1,553 | 1,372 |
| Macquarie Leisure | 100 | Jul 98 | MLE | 10 | **221** | 191 | 175 |
| Macquarie Office | 100 | Nov 93 | MOF | 5 | **3,325** | 1,896 | 1,605 |
| Macquarie ProLogis | 50 | Jun 02 | MPR | – | **760** | 568 | 687 |
| MCO CR-REIT | 100 | Jan 04 | Listed on KSE | 22 | **191** | 183 | – |
| Total Listed Property | | | | | **8,678** | 6,277 | 5,134 |
| Total Unlisted Property | | | | | **2,291** | 1,137 | 1,203 |
| Total Property | | | | | **10,969** | 7,414 | 6,337 |
| Other | | | | | **2,071** | 1,521 | 785 |
| Total Specialist Funds | | | | | **33,238** | 25,999 | 23,183 |
| Funds Management and Financial Services | | | | | | | |
| Macquarie Funds Management | 100 | | | | **36,945** | 32,770 | 29,883 |
| AmInvestment Services Bhd/ AmInvestment Management Sdn Bhd | 30 | | | | **610** | 540 | 549 |
| Macquarie-IMM Investment Mgt Co. Ltd | 65 | | | | **3,181** | 2,187 | 2,013 |
| Other | | | | | **438** | 1,093 | 1,088 |
| Total Funds Management and Financial Services | | | | | **41,174** | 36,590 | 33,533 |
| Total Assets Under Management | | | | | **74,412** | 62,589 | 56,716 |

1 Ownership of the management company represents Macquarie's direct and indirect interest in the fund manager or, where more appropriate, its entitlement to profit of the manager.

Where Macquarie's ownership of the fund manager is less than 100%, the assets under management, net assets/equity under management and undrawn commitments shown in the table reflect Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the assets under management, net assets/equity under management and undrawn commitments shown above will be equivalent to 50% of the total assets, equity and commitments of the fund.

2 MBL Group holding shows the percentage of Macquarie's equity investment in the fund, as at 30 September 2004.

3 Assets under management are the closing consolidated total assets of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the assets under management are the total assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

| | Net assets/equity under management[1] | | | Undrawn Commitments[2] | | | Market Capitalisation[3] | | |
|---|---|---|---|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Sep 04 $m | Mar 04 $m | Sep 03 $m | Sep 04 $m | Mar 04 $m | Sep 03 $m |
| **Specialist Funds** | | | | | | | | | |
| **Infrastructure** | | | | | | | | | |
| Diversified Utility and Energy Trusts | **251** | – | – | **–** | – | – | **622** | – | – |
| Hills Motorway | **–** | 418 | 436 | **–** | – | – | **–** | 1,221 | 1,173 |
| Horizon | **–** | 32 | 38 | **–** | – | – | **–** | 29 | 27 |
| Macquarie Airports | **3,313** | 1,666 | 1,358 | **–** | – | – | **3,169** | 1,809 | 1,638 |
| Macquarie Communications Infrastructure Group | **167** | 195 | 194 | **–** | – | – | **802** | 582 | 484 |
| Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund | **237** | 233 | – | **–** | – | – | **238** | 222 | – |
| Macquarie Infrastructure Group | **6,682** | 5,889 | 6,093 | **–** | – | – | **7,244** | 5,753 | 6,192 |
| Macquarie Power Income Fund | **209** | – | – | **–** | – | – | **239** | – | – |
| Southern Cross FLIERS | **611** | 611 | 610 | **–** | – | – | **681** | 682 | 657 |
| Total Listed Infrastructure | **11,470** | 9,044 | 8,729 | **–** | – | – | **12,995** | 10,298 | 10,171 |
| Global Infrastructure Funds (A-D) | **302** | 252 | 266 | **–** | – | – | | | |
| Korean Road Infrastructure Fund | **325** | 193 | 41 | **430** | 337 | 388 | | | |
| Macquarie Airports Group | **–** | 847 | 855 | **–** | – | – | | | |
| Macquarie Essential Assets Partnership | **129** | 71 | 28 | **369** | 283 | – | | | |
| Macquarie European Infrastructure Fund | **254** | – | – | **498** | – | – | | | |
| Other Unlisted Infrastructure Funds | **271** | 247 | 229 | **244** | 104 | 28 | | | |
| Total Unlisted Infrastructure | **1,281** | 1,610 | 1,419 | **1,541** | 724 | 416 | | | |
| **Total Infrastructure** | **12,751** | 10,654 | 10,148 | **1,541** | 724 | 416 | **12,995** | 10,298 | 10,171 |
| **Property** | | | | | | | | | |
| Macquarie CountryWide | **1,049** | 817 | 721 | **–** | – | – | **1,220** | 961 | 838 |
| Macquarie DDR | **385** | 203 | – | **–** | – | – | **808** | 481 | – |
| Macquarie Goodman | **939** | 809 | 600 | **–** | – | – | **2,932** | 2,660 | 2,031 |
| Macquarie Leisure | **158** | 132 | 111 | **–** | – | – | **210** | 167 | 133 |
| Macquarie Office Trust | **1,095** | 1,058 | 1,004 | **–** | – | – | **1,158** | 1,133 | 986 |
| Macquarie ProLogis | **343** | 251 | 246 | **–** | – | – | **793** | 671 | 602 |
| MCO CR-REIT | **91** | 87 | – | **–** | – | – | **99** | 92 | – |
| Total Listed Property | **4,060** | 3,357 | 2,682 | **–** | – | – | **7,220** | 6,165 | 4,590 |
| Total Unlisted Property | **1,578** | 793 | 798 | **67** | 49 | 70 | | | |
| **Total Property** | **5,638** | 4,150 | 3,480 | **67** | 49 | 70 | **7,220** | 6,165 | 4,590 |

[1] Net assets/equity under management is the closing total net assets attributable to ordinary shareholders of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the net assets/equity under management are the total net assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

[2] Undrawn commitments are funds investors have committed to invest in the fund, which have yet to be drawn (also known as uncalled commitments).

[3] Market capitalisation of listed funds is the closing market capitalisation of the fund at the end of the period. This is not adjusted for Macquarie's share of the fund manager.

| | Net assets/equity under management[1] | | | Undrawn Commitments[2] | | | Market Capitalisation[3] | | |
|---|---|---|---|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Sep 04 $m | Mar 04 $m | Sep 03 $m | Sep 04 $m | Mar 04 $m | Sep 03 $m |
| Other | **2,048** | 993 | 769 | **78** | 87 | 107 | | | |
| Total Specialist Funds | **20,437** | 15,797 | 14,397 | **1,686** | 860 | 593 | **20,215** | 16,463 | 14,761 |
| Funds Management and Financial Services | | | | | | | | | |
| Macquarie Funds Management | **36,945** | 32,770 | 29,883 | **598** | 491 | – | | | |
| AmInvestment Services Bhd/ AmInvestment Management Sdn Bhd | **610** | 540 | 549 | **–** | – | – | | | |
| Macquarie-IMM Investment Mgt Co. Ltd | **3,181** | 2,187 | 2,013 | **–** | – | – | | | |
| Other | **438** | 1,093 | 1,088 | **–** | – | – | | | |
| Total Funds Management and Financial Services | **41,174** | 36,590 | 33,533 | **598** | 491 | – | | | |
| Total | **61,611** | 52,387 | 47,930 | **2,284** | 1,351 | 593 | **20,215** | 16,463 | 14,761 |

1 Net assets/equity under management is the closing total net assets attributable to ordinary shareholders of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the net assets/equity under management are the total net assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

2 Undrawn commitments are funds investors have committed to invest in the fund, which have yet to be drawn (also known as uncalled commitments).

3 Market capitalisation of listed funds is the closing market capitalisation of the fund at the end of the period. This is not adjusted for Macquarie's share of the fund manager.

**Assets Under Management by Specialist Fund Type**


80
70
60
50
40
30
20
10
0
$ billion
Other
Property
Infrastructure
FSG/FMG Retail
FSG/FMG Wholesale
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

**Net Assets/Equity Under Management by Specialist Fund Type**


80
70
60
50
40
30
20
10
0
$ billion
Other
Property
Infrastructure
FSG/FMG Retail
FSG/FMG Wholesale
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

| | Half year to | | | Movement on | |
|---|---|---|---|---|---|
| | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| Base fees | | | | | |
| Specialist Funds | **95** | 77 | 75 | 23 | 27 |
| Funds Management and Financial Services | **84** | 83 | 82 | 1 | 2 |
| | **179** | 160 | 157 | 12 | 14 |
| Performance fees | | | | | |
| Specialist Funds | **48** | 51 | 167 | (6) | (71) |
| Funds Management and Financial Services | **3** | 2 | 4 | 50 | (25) |
| | **51** | 53 | 171 | (4) | (70) |
| Total management fees | **230** | 213 | 328 | 8 | (30) |
| Share of fees from funds management joint ventures[1] | | | | | |
| Base fees | **12** | 9 | 7 | 33 | 71 |
| Performance fees | **–** | 7 | 3 | (100) | (100) |
| Total | **242** | 229 | 338 | 6 | (28) |

**Listed Funds Fees**

The table below shows the fees earned by each listed fund and the total fees from unlisted funds for each period.

| | | Half year to | | | Movement on | |
|---|---|---|---|---|---|---|
| | ASX Code | Sep 04 $m | Mar 04 $m | Sep 03 $m | Mar 04 % | Sep 03 % |
| **Base Fee Income from Funds** | | | | | | |
| Listed Funds | | | | | | |
| Infrastructure | | | | | | |
| Hills Motorway | HLY | **0.2** | 0.2 | 0.2 | – | – |
| Horizon | HRZ | **–** | 0.1 | – | (100) | n/a |
| Macquarie Airports | MAP | **12.4** | 9.0 | 7.2 | 38 | 72 |
| Macquarie Communications Infrastructure Group | MCG | **4.8** | 3.8 | 3.6 | 26 | 33 |
| Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund | Listed on NYSE | **0.8** | – | – | n/a | n/a |
| Macquarie Infrastructure Group | MIG | **39.4** | 36.1 | 38.8 | 9 | 2 |
| Macquarie Power Income Fund | Listed on TSX | **0.4** | – | – | n/a | n/a |
| Southern Cross FLIERS | SCF | **0.2** | 0.2 | 0.2 | – | – |
| Property | | | | | | |
| Macquarie CountryWide | MCW | **2.9** | 2.4 | 2.1 | 21 | 38 |
| Macquarie Leisure | MLE | **0.7** | 0.6 | 0.4 | 17 | 75 |
| Macquarie Office Trust | MOF | **4.3** | 3.6 | 3.5 | 19 | 23 |
| MCO CR-REIT | Listed on KSE | **0.5** | – | – | n/a | n/a |
| Unlisted Funds | | **112.7** | 104.0 | 101.2 | 8 | 11 |
| Total base fee income | | **179.3** | 160.0 | 157.2 | 12 | 14 |

[1] These JVs are equity accounted and their results are included as equity accounted income (in "Net other Income" in section 2.5). The base management fees and performance fees included in this equity accounted income have been included in this table to provide a more complete view of the Bank's income from funds management activities.

| | ASX Code | Half year Sep 04 $m | Mar 04 $m | Sep 03 $m | Movement on Mar 04 % | Sep 03 % |
|---|---|---|---|---|---|---|
| **Base Fee Income from Funds** continued | | | | | | |
| Listed Funds continued | | | | | | |
| Listed JV Funds[1] | | | | | | |
| Diversified Utility and Energy Trusts | DUE | **0.2** | – | – | n/a | n/a |
| Macquarie DDR | MDT | **1.6** | – | – | n/a | n/a |
| Macquarie Goodman | MGI | **4.1** | 3.1 | 2.1 | 32 | 95 |
| Macquarie ProLogis | MPR | **1.3** | 1.1 | 1.2 | 18 | 8 |
| Unlisted JV Funds[1] | | **4.4** | 4.7 | 3.9 | (6) | 13 |
| Total base fee income including JV funds[1] | | **190.9** | 168.9 | 164.4 | 13 | 16 |
| **Performance Fee Income from Funds** | | | | | | |
| Listed Funds | | | | | | |
| Infrastructure | | | | | | |
| Macquarie Airports | MAP | **25.2** | 0.7 | – | large | n/a |
| Macquarie Communications Infrastructure Group | MCG | **10.4** | 1.5 | 22.2 | large | (53) |
| Macquarie Infrastructure Group | MIG | **6.1** | – | 141.0 | n/a | (96) |
| Property | | | | | | |
| Macquarie CountryWide | MCW | **–** | 1.9 | 3.0 | (100) | (100) |
| Unlisted Funds | | **8.9** | 49.0 | 4.6 | (82) | 93 |
| Total performance fee income | | **50.6** | 53.1 | 170.8 | (5) | (70) |
| Listed JV Funds[1] | | | | | | |
| Macquarie Goodman Industrial | MGI | **–** | 6.9 | – | (100) | n/a |
| Macquarie ProLogis | MPR | **–** | – | 2.4 | n/a | (100) |
| Unlisted JV Funds[1] | | **–** | 0.3 | 0.3 | (100) | (100) |
| Total performance fee income including JV funds[1] | | **50.6** | 60.3 | 173.5 | (16) | (71) |

[1] These JVs are equity accounted and their results are included as equity accounted income (in "Net other income" in section 2.5). The base management fees and performance fees included in this equity accounted income have been included in this table to provide a more complete view of the Bank's income from fund management activities.

## 4. Since Balance Date

- On 20 October 2004 Macquarie Bank Limited (MBL) announced its support for the merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Management Limited (MGM).

  MBL has a 39.1% holding in MGM. The Bank will retain its entire stake in MGM, which will equate to 8.8% of the new entity to be known as the Macquarie Goodman Group. The merged group will remain an external manager of listed and unlisted third party funds.

  Under the requirements of Australian Accounting Standards, MBL will account for its interest in the merger as a deemed disposal of 77.5% of its investment in MGM in exchange for the 8.8% interest in MGI. MBL will bring to account a pre-tax accounting profit of approximately $255 million if shareholders and unitholders approve the transaction in a vote to be taken in late January 2005. The net accounting profit (after tax and provision for profit share) expected to be recognised is approximately $80 million.

# 5. Summary Since Listing

➪ The Bank's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

| | Years ended 31 March | | | | | | | | | First half |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
| **Financial performance ($ million)** | | | | | | | | | | |
| Total income from ordinary activities[1] | 435 | 530 | 665 | 815 | 1,186 | 1,472 | 1,600 | 1,890 | 2,465 | **1,408** |
| Total expenses from ordinary activities[1] | 336 | 392 | 498 | 597 | 885 | 1,147 | 1,245 | 1,430 | 1,780 | **1,003** |
| Profit from ordinary activities before income tax | 99 | 138 | 167 | 218 | 301 | 325 | 355 | 460 | 685 | **405** |
| Income tax expense | 6 | 21 | 26 | 53 | 79 | 53 | 76 | 96 | 161 | **105** |
| Profit from ordinary activities | 93 | 117 | 141 | 165 | 222 | 272 | 279 | 364 | 524 | **300** |
| Macquarie Income Preferred Securities | – | – | – | – | – | – | – | – | – | **1** |
| Outside equity interest | – | – | – | – | – | (1) | – | 3 | 3 | **1** |
| Macquarie Income Securities distributions | – | – | – | – | 12 | 31 | 29 | 28 | 27 | **14** |
| Profit from ordinary activities after income tax attributable to ordinary equity holders | 93 | 117 | 141 | 165 | 210 | 242 | 250 | 333 | 494 | **284** |
| **Financial position ($ million)** | | | | | | | | | | |
| Total assets | 5,174 | 6,142 | 7,929 | 9,456 | 23,389 | 27,848 | 30,234 | 32,462 | 43,771 | **42,114** |
| Total liabilities | 4,746 | 5,642 | 7,348 | 8,805 | 22,154 | 26,510 | 27,817 | 29,877 | 40,938 | **38,172** |
| Net assets | 428 | 500 | 581 | 651 | 1,235 | 1,338 | 2,417 | 2,585 | 2,833 | **3,942** |
| Risk weighted assets | 4,030 | 4,686 | 4,967 | 4,987 | 8,511 | 9,860 | 10,651 | 10,030 | 13,361 | **16,390** |
| Total loan assets | 2,688 | 2,682 | 3,158 | 4,002 | 6,518 | 7,785 | 9,209 | 9,839 | 10,777 | **12,110** |
| Impaired assets (net of provisions) | 57 | 46 | 12 | 44 | 23 | 31 | 49 | 16 | 61 | **28** |
| **Share information** | | | | | | | | | | |
| Cash dividends per share (cents per share) | | | | | | | | | | |
| – Interim | – | 18 | 21 | 30 | 34 | 41 | 41 | 41 | 52 | **61** |
| – Final | 34.7[2] | 25 | 30 | 38 | 52 | 52 | 52 | 52 | 70 | **n/a** |
| – Special | – | – | – | – | – | – | – | 50 | – | **n/a** |
| – Total | 34.7[2] | 43 | 51 | 68 | 86 | 93 | 93 | 143 | 122 | **61** |
| Basic earnings per share (cents per share) | 61.0[2] | 74.9 | 88.1 | 101.3 | 124.3 | 138.9 | 132.8 | 164.8 | 233.0 | **130.6** |
| Share price at end of period ($) | 5.78[2] | 8.50 | 14.35 | 19.10 | 26.40 | 27.63 | 33.26 | 24.70 | 35.80 | **36.32** |
| Ordinary share capital (million shares)[3] | 138.7 | 151.4 | 157.6 | 161.1 | 171.2 | 175.9 | 198.5 | 204.5 | 215.9 | **219.8** |
| Market capitalisation at end of period (fully paid ordinary shares) ($ million) | 832[4] | 1,287 | 2,262 | 3,077 | 4,520 | 4,860 | 6,602 | 5,051 | 7,729 | **7,983** |

1 Statutory income and expenses. Not adjusted for businesses held for resale in the manner used throughout the rest of this report (as explained in section 2.5).

2 Adjusted for June 1996 bonus issue.

3 Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

4 Based on unadjusted share price of $6.00.

| | Years ended 31 March | | | | | | | | | First half |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
| Ratios | | | | | | | | | | |
| Return on average ordinary shareholders' funds (%) | 23.1 | 25.2 | 26.1 | 26.8 | 28.1 | 27.1 | 18.7 | 18.0 | 22.3 | **22.6** |
| Payout ratio (excluding special dividend) (%) | 61.0 | 60.5 | 57.9 | 67.2 | 70.0 | 67.5 | 73.6 | 56.8 | 53.2 | **47.2** |
| Tier 1 ratio (%) | 11.8 | 12.9 | 11.7 | 13.0 | 14.5 | 12.9 | 17.8 | 19.0 | 16.2 | **12.6** |
| Capital adequacy ratio (%) | 15.4 | 13.2 | 16.4 | 17.3 | 18.4 | 16.0 | 19.4 | 21.4 | 19.9 | **20.1** |
| Impaired assets as % of loan assets (%) | 2.3 | 1.7 | 0.4 | 1.1 | 0.3 | 0.4 | 0.5 | 0.2 | 0.6 | **0.2** |
| Net loan losses as % of loan assets (%) | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 | 0.2 | 0.0 | 0.3 | **0.2** |
| Assets under management ($ billion) | | | | | | | | | | |
| Listed | 0.6 | 1.1 | 1.6 | 3.0 | 4.2 | 6.9 | 11.8 | 18.0 | 21.5 | **27.6** |
| Unlisted | | | | | | | | | | |
| – Retail | 5.6 | 7.2 | 9.0 | 9.8 | 9.6 | 10.6 | 11.7 | 12.4 | 13.4 | **14.3** |
| – Wholesale | 7.6 | 8.6 | 10.8 | 10.0 | 12.5 | 13.4 | 17.8 | 21.9 | 27.7 | **32.5** |
| Total assets under management | 13.8 | 16.9 | 21.4 | 22.8 | 26.3 | 30.9 | 41.3 | 52.3 | 62.6 | **74.4** |
| Staff numbers[5] | 1,732 | 1,965 | 2,474 | 3,119 | 4,070 | 4,467 | 4,726 | 4,839 | 5,716 | **6,075** |

[5] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees). ☐

# 6. Glossary

| | |
|---|---|
| ADI | Authorised deposit-taking institution |
| Assets Under Administration | Assets/funds administered (as opposed to managed) by Macquarie |
| Assets Under Management | Gross assets of funds that Macquarie actively manages for the purpose of wealth creation, adjusted to:<br>– exclude cross-holdings in funds<br>– reflect the percentage ownership of the fund manager (e.g. 50% of Macquarie ProLogis assets and 40% of Macquarie Goodman assets are reported as AUM).<br>The assets under management balances exclude undrawn commitments |
| APRA | Australian Prudential Regulation Authority |
| ATO | Australian Taxation Office |
| AUA | Refer Assets Under Administration |
| AUM | Refer Assets Under Management |
| Bank | Macquarie Bank Group |
| BPG | Banking and Property Group |
| Contingent Liabilities | Defined in paragraph 16.1 of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" |
| Converting Preference Shares | The Converting Preference Shares (CPS) were 1.5 million $100 securities, which were converted to ordinary shares on 25 September 2003. While on issue they qualified as Tier 1 Capital and were treated as liabilities in the balance sheet, with related distributions charged to the Profit and Loss Statement as an interest expense. |
| CPS | Refer Converting Preference Shares |
| Dilutive Option | An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share. |
| Dividend Reinvestment Plan | The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs |
| DRP | Refer Dividend Reinvestment Plan |
| DUET | Diversified Utility and Energy Trusts |
| Earnings Per Share | A performance measure that measures earnings attributable to each ordinary share, defined in AASB 1027 "Earnings Per Share" |
| Effective Tax Rate | The income tax expense as a percentage of the profit before income tax adjusted for MIS distributions paid or provided |
| EMG | Equity Markets Group |
| Equities Related Income | Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading |
| Expense/Income Ratio | Total expenses expressed as a percentage of total income |
| FMG | Funds Management Group |
| FSG | Financial Services Group |
| Future Income Tax Benefit (FITB) | Defined in AASB 1020 "Accounting for Income Tax (Tax-Effect Accounting)" |

| | |
|---|---|
| General Provision for Credit Losses | The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified |
| IBG | Investment Banking Group |
| Impaired Assets | An asset for which the ultimate collectibility of principal and interest is compromised |
| International Income | The location of revenue (i.e. international or domestic) is determined by reference to where the work is performed (for work performed by offshore offices) or the location of the client/assets (for work performed in Australia for overseas clients/counterparties). The international income % of total income is based on total income excluding earnings on capital. |
| IPO | Initial Public Offering |
| KRIF | The Korean Road Infrastructure Fund, an unlisted fund investing predominantly in South Korean toll roads, tunnels and bridges |
| KSE | Korean Stock Exchange |
| Lower Tier 2 Capital | Refer Tier 2 Capital |
| M&A | Mergers and acquisitions |
| Macquarie | Macquarie Bank Group |
| Macquarie Income Preferred Securities | On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon will be paid on 15 April 2005.<br><br>The issue is reflected in the Bank's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest. |
| Macquarie Income Securities | The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the Balance Sheet. There are 4 million $100 face value MIS on issue. |
| Macquarie Securities Asia | Previously ING International Holdings Limited |
| MAG | Macquarie Airports Group, a private equity airport investment fund |
| MAp, MAP | Macquarie Airports, a listed Australian fund focused on investment in airports |
| MBL | Macquarie Bank Limited |
| MCG | Macquarie Communications Infrastructure Group, a listed Australian fund with investment in communications infrastructure |
| MCW | Macquarie CountryWide Trust |
| MCO CR-REIT | Macquarie Central Office Corporate Restructuring REIT |
| MDT | Macquarie DDR Trust |

## 6. Glossary continued

| | |
|---|---|
| ▭ MEIF | Macquarie European Infrastructure Fund |
| METC | Michigan Electric Transmission Company |
| MGI | Macquarie Goodman Industrial Trust |
| MGM | Macquarie Goodman Management Limited |
| MIG | Macquarie Infrastructure Group |
| MIPS | Refer Macquarie Income Preferred Securities |
| MLE | Macquarie Leisure Trust Group |
| MOF | Macquarie Office Trust |
| MPR | Macquarie ProLogis Trust |
| MIS | Refer Macquarie Income Securities |
| Net fee and commission income | Fee and commission income *less* fee and commission expenses |
| Net interest income | Interest income *less* interest expense |
| Net loan losses | The impact on the Profit & Loss statement of loan amounts provided for or written off during the period, net of the recovery of any such amounts which were previously written off or provided for out of the Profit & Loss statement |
| Net other income | Other income *less* other expenses. This captures income that does not fit into one of the other statutory categories, i.e. net interest income, net fee and commission income or trading income. |
| Net Tangible Assets per Ordinary Share | (Total equity *less* Macquarie Income Securities *less* Outside equity interests *less* the Future Income Tax Benefit *plus* the Deferred Tax Liability *less* Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period |
| Payout ratio | The interim/final dividend relating to the period expressed as a percentage of the profit after income tax attributable to the Bank's ordinary shareholders. The dividend does not necessarily need to be paid or provided as at the balance date. Special dividends are excluded. |
| pcp | Prior corresponding period |
| REIT | Real Estate Investment Trust |
| Return on equity | The profit after income tax attributable to the Bank's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period |
| Risk-Weighted Assets | A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures) |
| SEW | South East Water |
| SPE | Special Purpose Entity |
| Subordinated debt | Debt issued by the Bank for which agreements between the Bank and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank. They are classified as liabilities in the Balance Sheet and may be included in Tier 2 capital as explained in note 9 in section 3.8. |
| T&C | Treasury and Commodities Group |

| | |
|---|---|
| Tier 1 Capital | A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital deductions |
| Tier 1 Capital Deductions | An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4 |
| Tier 1 Capital Ratio | Tier 1 Capital expressed as a percentage of Risk-Weighted Assets |
| Tier 2 Capital | A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2 |
| Total Capital | Tier 1 Capital *plus* Tier 2 Capital *less* Total Capital Deductions |
| Total Capital Deductions | An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4 |
| Total Capital Ratio | Total Capital expressed as a percentage of Risk-Weighted Assets |
| Trading Income | Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to "trading" in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments. |
| TSX | Toronto Stock Exchange |
| Upper Tier 2 Capital | Refer Tier 2 Capital □ |

# 7. Index

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY



This Interim Update contains an outline only of the financial results of Macquarie Bank Limited and its controlled entities for the half year ended 30 September 2004.

If you would like a copy of the Financial Report for this period please call +61 2 8232 5006 or visit www.macquarie.com.au/shareholdercentre.

# Results

The Macquarie Bank Group (the Bank, Macquarie) delivered another record result in the half year to 30 September 2004. Consolidated after-tax profit attributable to ordinary equity holders increased 17 per cent to $A284 million, compared to the prior corresponding period. The result was achieved despite lower performance fees from specialist funds. Market conditions continued to be broadly favourable for the Bank's businesses.

Earnings per share increased 12 per cent on the prior corresponding period to A130.6 cents for the half year ended 30 September 2004. The annualised return on average ordinary equityholders' funds was 22.6 per cent. International income for the period increased 34 per cent to $A470 million, which represented 33 per cent of the Bank's total income (excluding earnings on capital).

The expense/income ratio fell from 71.4 per cent in the half year to 30 September 2003 to 70.6 per cent for the half year to 30 September 2004. There was a substantial increase in the Bank's capital base during the period (see table on page 3), largely attributable to a Tier 1 eligible capital raising of £350 million in the United Kingdom in September 2004. The Bank remains strongly capitalised with a Tier 1 capital ratio of 12.6 per cent, which provides the ability to both support business initiatives and maintain good credit ratings.

A key feature of the period was a 19 per cent increase in assets under management from $A62.6 billion at 31 March 2004 to $A74.4 billion.

**Reported net profit after tax attributable to ordinary equity holders**
($A million)



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Other important factors driving the result included the timing of large property investment banking transactions, the US mortgage business moving to profitability, high volumes of Hong Kong equity derivative sales and a large increase in profit from the sale of derivative products over US and European stocks. The agricultural commodities business performed strongly in more favourable markets. There was also continued growth in retail financial services.

In July 2004, Macquarie successfully completed the acquisition of ING's Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses across Asia. The business is known as Macquarie Securities Asia (MSA). The economic interest in this business was assumed on 8 March 2004 and the business operated profitably for the period ended 30 September 2004. The acquisition reflects the Bank's confidence in Asian markets. The development of the Equity Capital Markets business to complement MSA and other businesses in the Asian region will be a priority. □

**Total operating income**
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**Return on average ordinary equity holders' funds**
(%pa)



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Consolidated Group profit

| Half year to 30 September | 2004 $Am | 2003 $Am | Change % |
|---|---|---|---|
| Total operating income [1] | 1,408 | 1,176 | 20 |
| Total operating expenses [1] | (1,003) | (840) | 19 |
| Profit from ordinary activities before income tax | 405 | 336 | 21 |
| Income tax expense | (105) | (78) | 35 |
| Profit from ordinary activities after income tax | 300 | 258 | 16 |
| Outside equity interest | | | |
| Macquarie Income Preferred Securities | (1) | - | n/a |
| Other equity holders | (1) | (3) | (67) |
| Distributions paid or provided on Macquarie Income Securities | (14) | (13) | 8 |
| Profit after income tax attributable to ordinary equity holders | 284 | 242 | 17 |

[1] Statutory income and expenses. Not adjusted for businesses held for resale.

| | A Cents | A Cents | Change (%) |
|---|---|---|---|
| Basic earnings per share | 130.6 | 116.2 | 12 |
| Diluted earnings per share | 128.7 | 114.4 | 13 |

Summarised statement of financial position and capital adequacy

| | 30 Sep 2004 $Am | 31 Mar 2004 $Am | 30 Sep 2003 $Am |
|---|---|---|---|
| Total assets | 42,114 | 43,771 | 36,802 |
| Total liabilities | 38,172 | 40,938 | 33,461 |
| Total equity attributable to equity holders of the Bank | 3,038 | 2,813 | 2,757 |
| Outside equity interest | 904 | 20 | 584 |
| **Total equity** | **3,942** | **2,833** | **3,341** |
| Tier 1 capital | 2,068 | 2,161 | 2,227 |
| Total capital | 3,301 | 2,664 | 2,690 |
| Risk weighted assets | 16,390 | 13,361 | 12,043 |
| Tier 1 ratio (%) | 12.6 | 16.2 | 18.5 |
| Capital adequacy ratio (%) | 20.1 | 19.9 | 22.3 |

# Review of operations

All six major business Groups and the Macquarie Direct Investment Division made good contributions to the record result. Contributions are highlighted in the table below.

The **Investment Banking Group** continued to be the largest contributor to the Bank's overall result. However, its half year contribution was down on a strong prior corresponding period.

The contribution from Corporate Finance was down due to lower performance fees from specialist funds which were partially offset by increased contributions from other divisions. A leading equity capital markets position was maintained and Macquarie achieved the No. 1 ranking in M&A deals announced and completed for the nine months to 30 September 2004 (Thomson Financial).

Advisory roles during the period included:

- lead managing and arranging the $A258 million initial public offering (IPO) of the Diversified Utility and Energy Trusts (DUET)
- advising the independent directors of AXA Asia Pacific in relation to AXA SA's proposal to acquire the 48.3 per cent minority interests in AXA Asia Pacific
- advising General Property Trust on the $A10.2 billion proposed merger with Lend Lease Corporation
- advising the consortium of Alinta, Alcoa and DUET on the $A1.86 billion acquisition of the Dampier-to-Bunbury natural gas pipeline in Western Australia
- advising Telstra Corporation on the successful $A333 million acquisition of KAZ Group.

Corporate Finance continued its global infrastructure strategy including:

- establishment of new funds, including the first pan-European fund (Macquarie European Infrastructure Fund), Macquarie's first listed fund in Canada (Macquarie Power Income Fund) and DUET, jointly managed by AMP Capital Investors Ltd and Macquarie
- filing a statement with the US Securities and Exchange Commission for a proposed listed infrastructure holding company (Macquarie Infrastructure Company Trust)
- growth in infrastructure equity under management (market capitalisation for listed funds, committed equity for unlisted funds) by 49 per cent from $A12.4 billion at 31 March 2004 to approximately $A18.5 billion. Additional raisings were undertaken by Korean Road Infrastructure Fund, Macquarie Essential Assets Partnership, Global Infrastructure Fund II and African Infrastructure Investment Fund.

A number of assets were added to the portfolio during the period, including gas and electricity distribution networks and regional radio businesses in Australia, a district heating business and airport service companies in the US, a power generation plant in Canada and, subject to financial close, a UK gas distribution network.

| Relative contribution to profit* | 1H 2005 % | FY 2004 % | 1H 2004 % |
|---|---|---|---|
| Corporate Finance (including Infrastructure and Specialised Funds) | 25 | 27 | 40 |
| Financial Products | 8 | 6 | 7 |
| Other (including Macquarie Securities, Macquarie Capital) | 13 | 11 | 11 |
| Total Investment Banking | **46** | **44** | **58** |
| Treasury and Commodities | **18** | **17** | **19** |
| Banking and Property | **16** | **13** | **11** |
| Equity Markets | **12** | **14** | **8** |
| Financial Services | **5** | **5** | **4** |
| Funds Management | **1** | **1** | **1** |
| Macquarie Direct Investment | **2** | **6** | **(1)** |
| **Total** | **100** | **100** | **100** |

*The figures set out in this table are relative to the Bank's overall performance and are based on figures excluding earnings on capital, before staff profit sharing and before income tax. They are derived from management accounts and should be taken as a guide only to relative contributions.

Financial Products was up on the prior corresponding period due to continued growth in retail and wholesale products including forestry and capital protected funds. In the US, the Four Corners debt management business secured new mandates. The cross-border leasing business is no longer active in this market.

Macquarie Securities, the institutional stockbroking business, recorded a strong result, up on the prior corresponding period, with Australian secondary market brokerage revenues up on increased market shares. The acquisition and integration of the ING Asian cash equities business was successfully completed in July 2004, and the integrated business, now known as Macquarie Securities Asia, is operating profitably.

Macquarie Capital continues to achieve growth in asset-based leasing volumes with a 10 per cent increase from $A3.0 billion at 31 March 2004 to $A3.3 billion.

The Investment Banking Group will continue its international expansion in all major markets. The global infrastructure business will continue to grow via the establishment of new funds and additional raisings in existing funds. Overall, the Group expects the full-year profit to be up on the prior corresponding period, subject to no material change in market conditions.

The contribution from **Treasury and Commodities Group** was up on the strong prior corresponding period. The result reflects increased contributions across most operating divisions, including Energy Markets, which completed its first full year of operation.

The contribution from Metals and Mining, however, was down on the strong result of the prior corresponding period, which included the $A37.5 million profit on realisation of the East African Gold Mines investment.

Foreign Exchange continued to perform well as high volatility and volumes, particularly in the first four months, provided good opportunities for client deals and trading.

Debt Markets' result was slightly above the prior corresponding period with market conditions broadly similar to those of the previous six months. The contribution from Futures was up on the prior corresponding period due to increased turnover. Treasury's result was above the prior corresponding period.

Higher volatility in commodity markets, with increased client hedging and trading opportunities, resulted in a significantly stronger contribution from Agricultural Commodities.

Energy Markets performed well due to good customer business flows and a solid trading desk performance in its first full year of operation.

The outlook for the Treasury and Commodities Group is dependent on market conditions. High volatility in commodity markets but declining volatility in financial markets, is expected to continue, while volumes should remain at a satisfactory level. The Group expects to maintain strong domestic market positions and will continue to expand its international operations. ▭>

**Banking and Property Group's** contribution was significantly up on the prior corresponding period.

A strong contribution was made by Property Investment Banking due to the timing of a number of large transactions. Property funds management fee income rose substantially with assets under management including associates increasing by 50 per cent from $A10.9 billion at 31 March 2004 to $A16.3 billion. This growth was largely attributable to Macquarie Office Trust's takeover of the Principal America Office Trust, property acquisitions in the US by Macquarie DDR Trust, Macquarie Prologis Trust and Macquarie CountryWide Trust and the investment in global property group, Ochtar Capital Partners, to form Macquarie Global Property Advisers, managing $US1.6 billion of assets in Europe and Asia.

The Australian mortgage portfolio grew by 14 per cent from $A11.6 billion at 31 March 2004 to $A13.2 billion as a result of record new business settlements. The US mortgage business moved to profitability with an increase in settlements over the prior corresponding period.

Margin and capital protected loan portfolios continued to grow. The contribution from Banking was up on the prior corresponding period due to good client demand and growth in both deposit and loan volumes. Golf and Leisure continued to build through strategic investments in new and existing businesses.

While the Australian property market remains relatively strong, softening in some sectors is expected to continue in 2005. The Banking and Property Group will maintain its long-standing conservative credit policies and a well secured development portfolio. It anticipates continued growth in the US and other international mortgage businesses, the margin lending portfolio and global property businesses.

**Equity Markets Group's** contribution was significantly up on the prior corresponding period but was lower than in the six months to 31 March 2004, with all major businesses performing well.

Hong Kong was again the largest contributor to the Group's result, despite a decline in market volumes during the first half compared to the prior half. Sales of new products were strong, while leading market positions were maintained in both warrants and unlisted equity linked notes.

Australia performed strongly with a contribution up on the prior corresponding period. Leading warrant market shares were maintained and profits from unlisted and corporate sector product sales increased.

The business alliance with Woori Bank in Korea has been profitable in its first full year of operation. Results from South Africa, Brazil and Japan were down on the prior corresponding period, reflecting market conditions.

The contribution from trading in the US and European markets was higher on increased sales of equity risk products over these underlying markets to the Asian customer base. The contribution from international structuring transactions increased over the prior corresponding period with an increased number of deals.

During the period the Group's hedge fund business was launched.

The Equity Markets Group continues to be leveraged to global equity markets. The Group is working to expand in Korea, Taiwan and the US, it expects to commence its new business alliance in Brazil in the second half and is optimistic with respect to products in the German market.

Favourable equity markets and the progression of new business opportunities, particularly in administrative outsourcing, resulted in a contribution from **Financial Services Group** well up on the prior corresponding period. The result was revenue driven with controlled expenses.

Macquarie Adviser Services (MAS) successfully completed the outsourcing project to provide ING's platform business with back office administration and systems. This, together with a number of other significant inflows, saw Wrap funds under administration rise 34 per cent from $A9.1 billion to $A12.2 billion since 31 March 2004. MAS was awarded both Best Master Trust/Wrap Provider and Best Fund Manager in the ASSIRT 2004 Service Level Awards for the second consecutive year, and was also named Investorweb Research Superannuation Manager of the Year for the third successive year. Macquarie Cash Management Trust funds under management rose 9 per cent, from $A9.3 billion to $A10.1 billion since 31 March 2004.

The full service stockbroking business consolidated its position as one of Australia's top retail brokers, increasing both its adviser and client numbers. Macquarie Wealth Management, Private Bank, Private Portfolio Management and Retail Treasury and Commodities businesses all continued to expand.

The Group now provides clients with access to many more products including structured high-income notes, leading international managed funds and selected small-cap placements.

The Financial Services Group will continue to pursue opportunities in alternative assets while expanding its distribution capability directly and through intermediaries, and will participate in the growth of the superannuation industry.

**Funds Management Group's** contribution was up on the prior corresponding period. Total funds under management increased by 13 per cent from $A36.2 billion at 31 March 2004 to $A40.8 billion. The Group enjoyed solid inflows into cash, currency and listed property.

In the alternative assets sector, the Group raised in excess of $A500 million in the Macquarie Australian Long Short Equitised Fund, Macquarie Alternative Investment Trust 3 and Macquarie Global Active Currency Fund.

The Group also began to build its own retail distribution team to target the platform market, thereby offering financial advisers and their clients a selected suite of innovative investment products previously only available to institutional investors.

The Group's operations in Asia were affected by the adverse market conditions for Taiwanese bond funds, resulting in the sale of the Group's 40 per cent stake in United Securities Investment Trust Corporation. Notwithstanding this, the Group's share of Asian joint venture funds under management grew by 12 per cent.

The Funds Management Group foresees favourable market conditions across most asset classes over the short to medium term. Expansion opportunities are currently being pursued through higher-margin retail and institutional product innovations in the Australian market and the search for joint venture opportunities in Asia.

**Macquarie Direct Investment's** contribution was up on the prior corresponding period but down on the prior half. The result was due principally to the partial realisation of CH4 and the IPO of The Reject Shop. The gains from these divestments were somewhat offset by the writedown in the carrying cost of Vignette Corporation shares received on the sale of Tower Technology in March.

Going forward, the Direct Investment business will be part of the Investment Banking Group. □

# Long-term performance

Macquarie has continued to deliver strong earnings growth over the long term. This strong earnings growth has translated into total shareholder returns of approximately 670 per cent for the period since the listing of the Bank's shares in July 1996 until 30 September 2004, as seen in the graph below. This return compares with the average total shareholder return of companies which comprised the ASX Top 50 at the time of the Bank's Australian Stock Exchange listing of 138 per cent over the same period. The Bank delivered a total shareholder return over this period better than all of those companies. Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

**Macquarie total shareholder return versus the All Ordinaries Accumulation Index**
(Index)



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Macquarie Bank total shareholder return
All Ordinaries Accumulation Index
July 1996
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July 2004


Indexed to 100 July 1996, data current to 30 September 2004

Macquarie Bank Limited is rated by Fitch Ratings, Moody's Investors Service and Standard & Poor's Ratings Services. As at 30 September 2004 those ratings were as follows:

| Ratings | Short term | Long term |
|---|---|---|
| Fitch Ratings | F1 | A+ |
| Moody's Investors Service | P1 | A2 |
| Standard & Poor's | A1 | A |

## Dividends and capital management

The Bank has declared an interim ordinary dividend for the half year to 30 September 2004 of 61 cents per share, up from the 52 cents per share interim ordinary dividend in the prior corresponding period. The interim dividend will be franked to 90 per cent. This represents an increase of 17 per cent on last year's interim dividend and recognises the Bank's current dividend policy of growing dividends in line with earnings.

The 61 cent interim dividend represents a dividend payout ratio of 47 per cent of first half earnings. The full-year payout ratio is expected to be in the range of 50 to 60 per cent as previously advised. Dividends are expected to remain at least 80 per cent franked in the medium term.

## Post balance date events and outlook

Since balance date, the Bank has announced that the ConnectEast consortium, of which it was the sponsor and financial adviser, has won the right to build and operate the Mitcham to Frankston tollroad in suburban Melbourne. The Bank has also indicated that it supports the proposed merger of Macquarie Goodman Industrial Trust (MGI) and Macquarie Goodman Funds Management Limited (MGM). If the merger, which is subject to unitholder and shareholder approval by those entities, proceeds as planned, the Bank's 39.1 per cent interest in MGM will be replaced by an 8.8 per cent interest in the merged entity and the Bank will recognise a net profit of approximately $A80 million in February 2005.

Excluding the effects of the MGM/MGI merger and subject to market conditions, the Bank expects to exceed last year's full-year result.

Over the medium term, Macquarie is well placed due to good businesses, diversification, committed quality staff and effective prudential controls. Subject to market conditions not deteriorating materially, Macquarie expects continued growth in revenue and earnings across most businesses and continued international growth. □

MACQUARIE BANK LIMITED ACN 008 583 542





All financial information is for the half year ended 30 September 2004 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half year 30 September).

## Contents

# Key Contacts

**Macquarie Bank**
Macquarie Bank Limited
No. 1 Martin Place
Sydney NSW 2000
Australia
Tel: 612 8232 3333
Fax: 612 8232 7780

Website: www.macquarie.com.au

**Share Register**
**Computershare Investor Services Pty Limited**
GPO Box 7045
Sydney NSW 1118
Australia
Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): 613 6915 5970

www.computershare.com.au

**Investor Relations**
Level 15
No. 1 Martin Place
Sydney NSW 2000
Australia

Email: macquarie.shareholders@macquarie.com

Tel (international): 612 8232 5006

Please notify Investor Relations via email if you wish your name to be added to an email distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at:

www.macquarie.com.au/shareholdercentre

**Additional information**
Macquarie Bank Group (referred to as Macquarie or the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the latest Interim Update, Annual Review, Financial Report and Result Announcement which are available on the Bank's website or by contacting Investor Relations. □

# Company Overview

## Financial Highlights

| | Half year to 30 Sep 2004 | Half year to 31 Mar 2004 | Half year to 30 Sep 2003 |
|---|---|---|---|
| Profit after income tax attributable to ordinary equity holders ($A million) | 284 | 252 | 242 |
| Return on average ordinary shareholders' funds (% per annum) | 22.6 | 21.4 | 23.2 |
| Basic earnings per ordinary share (A cents) | 130.6 | 116.8 | 116.2 |
| Total assets ($A billion) | 42.1 | 43.8 | 36.8 |
| Tier 1 capital ratio (%) | 12.6 | 16.2 | 18.5 |

## Consolidated Group Profit

| | Half year to 30 Sep 2004 ($A million) | Half year to 31 Mar 2004 ($A million) | Half year to 30 Sep 2003 ($A million) |
|---|---|---|---|
| Total operating income[1] | 1,408 | 1,289 | 1,176 |
| Total operating expenses[1] | (1,003) | (940) | (840) |
| Profit from ordinary activities before income tax | 405 | 349 | 336 |
| Income tax expense | (105) | (83) | (78) |
| Profit from ordinary activities after income tax | 300 | 266 | 258 |
| Outside equity interest | | | |
| Macquarie Income Preferred Securities[2] | (1) | – | – |
| Other equity holders | (1) | – | (3) |
| Distributions paid or provided on Macquarie Income Securities[3] | (14) | (14) | (13) |
| **Profit after income tax attributable to ordinary equity holders** | **284** | **252** | **242** |

[1] Statutory income and expenses. Not adjusted for businesses held for resale.
[2] Macquarie Income Preferred Securities distribution provision (see page 22 for further information)
[3] Macquarie Income Securities distribution (see page 22 for further information)

**Reported net profit after tax attributable to ordinary equity holders**
($A million)



500
400
300
200
100
0
31 March half year
30 September half year
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
1H 2005


Net profit attributable to ordinary equity holders for the six months to 30 September 2004 increased 17 per cent on the prior corresponding period.

**Basic earnings per share (EPS) performance**
(A cents)



250
200
150
100
50
0
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
1H 2005


EPS for the six months to 30 September 2004 increased 12 per cent on the prior corresponding period.

⇨ Macquarie is a diversified international provider of financial and investment banking services. In Australia, Macquarie is a full-service investment bank providing financial market trading and advisory products and services. In the Asia-Pacific region, Macquarie provides a broad range of investment banking services, while in the Americas and Europe the Bank focuses on selected business areas where its expertise provides special value to clients.

Macquarie has reported successive years of record profits and consistent growth since 1992. Macquarie's approach is characterised by a commitment to the chosen markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.

Macquarie's headquarters are in Sydney, Australia and it operates in specific markets across Asia, North America, South America, the United Kingdom, Europe and Africa.

**Organisation structure**

Macquarie's business activities are organised into six principal operating Groups. The concentric nature of the organisation chart shown opposite represents the non-hierarchical nature of Macquarie and the role of central risk management. A network of support areas provides the infrastructure and services that enable the Groups to operate. Further information on each of the Groups is detailed in later sections.

**Management approach**

Macquarie's strength lies in its unique structure and management approach, which provides businesses with a balance between operating freedom and controls on risk limits and observance of professional standards. Macquarie's management approach fosters an entrepreneurial spirit among staff. Strong prudential management is fundamental to this approach. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long term significance. While businesses have significant operating freedom, all activities are encompassed by a robust, independent risk management framework.

Other elements of Macquarie's philosophy that are important are:

- Encouraging high ethical and professional standards
- Commitment to clients, through good and bad
- Commitment to growth
- Recruiting, retaining and motivating quality staff
- Aligning rewards to staff with those of shareholders
- Strong reporting including financial reporting and risk reporting

**History**

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank Hill Samuel & Co. In 1985 a banking licence was granted and operations began under the name Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

**Risk management approach**

Risk is an inherent part of Macquarie's businesses. Management of that risk is therefore critical to continuing profitability. Strong, independent, prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework. The main risks faced by Macquarie are market risk, credit risk, liquidity risk, operational risk and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Division to ensure appropriate assessment and management of these risks within the Bank.

The principles followed by Macquarie in risk management are:

- Independence – Risk Management Division is independent of the operating areas, reporting directly to the Managing Director and the Board. Risk Management Division authority is required for risk acceptance decisions.
- Centralised prudential management – Risk Management Division's responsibility covers the whole Bank. Therefore it can assess risks from a Bank-wide perspective and ensure a consistent approach across all operating areas.
- Approval of all new business activities – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division.
- Continual assessment – Risk Management Division continually reviews risks to account for changes in market circumstances and Macquarie's operating areas.

- Frequent monitoring – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support divisions.

**Staff remuneration**
The philosophy underlying the Bank's remuneration policy is to align the interests of staff with those of shareholders. Since its inception, Macquarie has had a profit sharing scheme for staff. Profit share is paid out of a bonus pool determined by a formula that is a function of both after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards this performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for the Bank's Executive Directors, 30 per cent of their annual profit share (within certain limits) is subject to restrictions including vesting arrangements for up to ten years to encourage long term commitment to the Bank. Amounts vested but subject to restriction arrangements are only received six months after retiring as an Executive Director if certain disqualifying events have not occurred.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively, and in the case of Executive Directors may only be exercised if predetermined performance hurdles in relation to the Bank's average return on ordinary shareholders' funds are met. ⇨



Information Services Division
Nigel Smyth
Equity Markets Group
Ottmar Weiss
Funds Management Group
Ben Bruck
Risk Management Division
Executive Chairman
David Clarke
Treasury and Commodities Group
Andrew Downe
Managing Director and Chief Executive Officer
Allen Moss
Board of Directors
Executive Committee
Deputy Managing Director
Richard Sheppard
Banking and Property Group
Bill Moss
Quantitative Applications Division
John Green
Central Executive
Risk Management Division
Nick Minogue
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Corporate Affairs Group
Greg Ward


Note the Macquarie Direct Investment Division now forms part of the Investment Banking Group.

### International activities

In Australia, Macquarie is a full service investment bank. Internationally, Macquarie's strategy is to expand selectively, seeking only to enter markets where its particular skills and expertise deliver a real advantage for clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

In July 2004, Macquarie successfully completed the acquisition of ING's Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses. The business is now known as Macquarie Securities Asia. There is a particular focus on developing the Equity Capital Markets presence so that it will complement the existing businesses. Macquarie is now positioned to provide a broader range of investment banking services across the Asia Pacific Region.

**Domestic and international income**
**(Total operating income (excluding earnings on capital))**
($A million)


1,500
1,200
900
600
300
0
Domestic
International
1H 1999
2H 1999
1H 2000
2H 2000
1H 2001
2H 2001
1H 2002
2H 2002
1H 2003
2H 2003
1H 2004
2H 2004
1H 2005

**Strategic alliances**

In a number of international markets, Macquarie has established an alliance with a leading local provider, enabling Macquarie to combine its technical expertise and specialist skills with the market presence of a local player.

Strategic alliances include:

Canada

- Scotia Capital Inc – Investment Banking Group
  Sharing of research and collaboration on specific projects.

Chile

- Celta – Treasury & Commodities
  Agency agreement for marketing to Chilean metals clients.

China

- First China Property Group Limited – Banking and Property Group
  50/50 joint venture with Schroders Asian Properties L.P. to undertake residential property development, funds management, project and investment consulting activities in Shanghai.
- Tianjin Macquarie Property Development Management Company Limited – Banking and Property Group
  Undertakes foreign investment funds into residential housing developments.
- Macquarie Securitisation Shanghai Co Ltd (MSS) – Banking and Property Group
  Trades as "Home Loan Highway" and provides loan introduction, processing and related services.

**Japan**

- Mizuho Securities – Equity Markets Group
  Full range of equity derivatives activities.
- Mizuho Securities – Investment Banking Group
  Sharing of research and collaboration on specific projects.
- Development Bank of Japan – Investment Banking Group
  Infrastructure funds management, specifically the management of the Japan Infrastructure Group.
- Matsui Securities – Treasury & Commodities Group
  Foreign Exchange Division provides 24-hour product and pricing to Matsui's retail customer base.

Korea

- IMM Asset Management – Funds Management Group
  Funds management for wholesale and retail investors.
- Shinhan Financial Group Co. Ltd – Investment Banking Group
  Financial advisory, project finance advisory, infrastructure management and specialised funds.
- Kookmin Bank – Treasury and Commodities Group
  Treasury derivatives expertise and technology.
- Woori Bank – Equity Markets Group
  Full range of equity derivatives activities. ⇨

**International operating income by region (excluding earnings on capital)**
(%)



100
80
60
40
20
0
1H 2004
2H 2004
1H 2005
Africa
Europe
Americas
New Zealand
Asia

Malaysia

- AmMerchant Bank Berhad – Funds Management Group
  Funds management for wholesale and retail investors.

South Africa

- Nedbank Limited – Equity Markets Group
  Full range of equity derivatives activities.
- Old Mutual Asset Managers – Investment Banking Group
  Infrastructure funds management, including the management of the South Africa Infrastructure Fund and African Infrastructure Investment Fund.
- ABSA Bank (Corporate and Merchant Banking) – Treasury and Commodities Group
  Debt origination, securitisation, asset-backed commercial paper programs.
- Nedcor Securities – Investment Banking Group
  Sharing of research and collaboration on specific projects.

UK

- The Royal Bank of Scotland – Treasury and Commodities Group
  Commodity derivatives expertise and technology.
- Macquarie Global Property Advisors – Banking and Property Group
  A joint venture investment advisory company focused on private equity real estate opportunities in Europe and Asia.

US

- Medallist Developments – Banking and Property Group
  Golf course-based residential property development joint venture with Greg Norman's Great White Shark Enterprises.
- Macquarie Capital Partners LLC – Banking and Property Group
  A global real estate investment banking partnership.
- Macquarie ProLogis Management – Banking and Property Group
  A joint venture between Macquarie and ProLogis to manage the ASX-listed Macquarie ProLogis Trust, which invests in industrial property in the US.
- Macquarie CountryWide – Regency LLC – Banking and Property Group
  A joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in US neighbourhood shopping centre assets.
- Macquarie DDR Management – Banking and Property Group
  A joint venture between Macquarie and Developers Diversified Realty Corporation to manage the ASX-listed Macquarie DDR Trust, which invests in US community retail shopping centre assets.
- Bear Stearns – Investment Banking Group
  Sharing of research and collaboration on specific projects.

**Specialist funds**

Macquarie has established a leading position in specific asset class investor funds (specialist

**Growth in specialist funds by sector**
(Assets under management)
($A billion)


35
30
25
20
15
10
5
0
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
1H 2005
Infrastructure
Property
Other

funds). Specialist assets under management total $A33.2 billion. Specialist funds activities are spread across a number of operating Groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utility assets and other asset classes), sector-specific property assets (retail, office, industrial, commercial, global opportunity development) and development capital.

Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets. Macquarie believes its experience and expertise in these particular areas give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to shareholders. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Listed funds include:

- Macquarie Airports (MAP)
- Macquarie Central Office CR-REIT (MCO CR-REIT)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie DDR Trust (MDT) (Jointly managed with Developers Diversified Realty Corporation)
- Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)
- Macquarie Infrastructure Group (MIG)
- Macquarie Goodman Industrial Trust (MGI)[1]
- Macquarie Leisure Trust Group (MLE)
- Macquarie Office Trust (MOF)[2]
- Macquarie Power Income Fund (MPT)
- Macquarie ProLogis Trust (MPR) (Jointly managed with ProLogis)
- Southern Cross FLIERS Trust (SCF)
- Diversified Utility and Energy Trusts (DUE) (Jointly managed with AMP Capital Investors Ltd)

These funds are described in more detail in the sections that follow and in the Appendix.

**Performance of specialist funds**

The chart below shows the aggregate accumulated performance of Macquarie's Australian listed funds (it does not include Macquarie Bank) since December 1995, when the first of the funds listed on ASX, benchmarked against the S&P/ASX500 accumulation index. The funds are weighted by the stock's market capitalisation and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date. □

[1] In October 2004, MGI and Macquarie Goodman Management (MGM) announced an intention to merge. The merger is subject to unitholder approval.

[2] MOF has a 100 per cent interest in the Macquarie Park Street Trust (MORPA) that has listed securities on issue in the market.

**Macquarie family of Australian listed funds accumulated performance versus the All Ordinaries Accumulation Index (to 30 September 2004)**
(Index)



500
400
300
200
100
0
Macquarie Australian listed funds* accumulated performance
All Ordinaries Accumulation Index**
Dec 1995
Jun 1996
Dec 1996
Jun 1997
Dec 1997
Jun 1998
Dec 1998
Jun 1999
Dec 1999
Jun 2000
Dec 2000
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003
Dec 2003
Jun 2004


* Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust, Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust.

** S&P/ASX 500 from 31/3/2000. All Ordinaries prior to this (indexed to 100 on 31 December 1995).

# The Group specialises in wholesale structuring, underwriting, corporate advisory, infrastructure and specialised funds management, equipment financing, institutional stockbroking and equities research.

## Investment Banking Group

**Corporate Finance**

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT), property, industrials and financial institutions.

Macquarie has consistently achieved the highest number of top three rankings for completed M&A deals by value over the last decade and was named No.1 M&A adviser for announced and completed deals by value and No.1 Equity Capital Markets house in Australia by value as at 30 September 2004 by Thomson Financial.

Project Finance International ranked Macquarie No.1 Project Finance adviser for Asia Pacific and Americas, and No. 2 globally for mandates completed in 2003.

The Group manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports, utilities and communications infrastructure.

The growth in specialist funds continues to be an important part of the Group's strategy.

The Group's ability to source and acquire unique assets, in particular infrastructure assets, has allowed it to develop a number of specialist funds globally. The infrastructure funds have provided investors with good returns since establishment, achieving a compound annual return of 19.9%* for all capital raised.

The Group manages major listed specialist funds (refer to table over for details) including:

- Macquarie Infrastructure Group (MIG) – invests in toll roads in OECD countries
- Macquarie Airports (MAP) – invests in international airports
- Macquarie Communications Infrastructure Group (MCG) – invests in communications infrastructure
- Southern Cross FLIERS Trust (SCF) – fund holding subordinated debt in Sydney Airport
- Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD) – a US closed end fund focusing primarily on listed infrastructure stocks
- Macquarie Power Income Fund (MPT) – a listed Canadian fund focusing on power generation assets in North America
- Diversified Utility and Energy Trusts (DUE) – an energy utility fund, jointly managed by AMP Capital Investors Ltd and Macquarie

Major unlisted entities managed by the Group include:

- Macquarie Essential Assets Partnership – invests primarily in regulated and utility assets in North America. Investments include

*Based on all capital raised, distributions paid, valuations (market capitalisation for listed funds and net asset value for unlisted funds) for the Group's funds from 19 December 1994 to 30 September 2004.

**Half year to 30 September 2004**
Contribution to profit 46%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 44%
Half year to 30 September 2003 58%

**Contribution HY 2005**

| | |
|---|---|
| Corporate Finance (including Infrastructure and Specialised Funds) | 25% |
| Financial Products | 8% |
| Other Investment Banking (including Macquarie Securities and Macquarie Capital) | 13% |
| Total Investment Banking Group | 46% |

Altalink (Canada) and the Michigan Electric Transmission Company LLC (USA)
- Macquarie Global Infrastructure Funds I and II – invests in a variety of smaller infrastructure investments globally
- The South Africa Infrastructure Fund and African Infrastructure Investment Fund – jointly managed with Old Mutual Asset Managers of South Africa. Both funds target equity investments in sub-Saharan Africa
- Macquarie Airports Group – stakes in Bristol, Birmingham, Sydney and Rome airports
- Korean Road Infrastructure Fund – jointly managed with Shinhan Bank, invests predominantly in South Korean toll roads and tunnels. Investments include the Kwangju Second Beltway, Daegu-Busan Expressway, Baekyung Tunnel and Machang Bridge
- Macquarie European Infrastructure Fund – invests in European infrastructure assets. Initial investments include South East Water in the UK, Arlanda Express in Sweden, and the Wales and the West gas distribution network in the UK (subject to financial and customary closing arrangements)
- Japan Infrastructure Group – established as a joint venture between Macquarie Bank and Development Bank of Japan with a mandate to invest in Japanese infrastructure assets. Its initial investment was the acquisition of the Hakone Turnpike, a toll road south-west of Tokyo

**Financial Products**

Macquarie advises on and participates in corporate and project financing transactions where there is a wide range of structuring, tax and accounting issues. The Division uses its technical skills to provide a key competitive advantage in these transactions. The Division also manufactures and distributes a number of retail financial products including the Fusion and Fortress Funds, Australian Forestry product, infrastructure bonds and closed end loan funds in the US.

**Leasing and Asset Financing**

At 30 September 2004, the Division's portfolio of loans and leases exceeded $A3.8 billion across a range of different industries in select international markets. Macquarie provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, water infrastructure, transportation, vendor financing, utility meters and modular structures such as carparks.

**Macquarie Securities**

Macquarie Securities is an Asia Pacific cash equity business, operating globally with 127 equity research analysts and 128 sales and sales trading staff covering over 700 stocks.

In July 2004, Macquarie successfully completed the acquisition of ING's Asian cash equities businesses, now known as Macquarie Securities Asia. This is a significant initiative which provides Macquarie with critical mass in the region covering cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses. ⇨

| | |
|---|---|
| Staff | 1,675 |
| Activities | The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, infrastructure and specialised funds, specialised equipment financing, institutional stockbroking and equities research capabilities. |
| Locations | Australia, Austria, Canada, China, Germany, Hong Kong, Indonesia, Ireland, Japan, Malaysia, New Zealand, the Philippines, Singapore, South Africa, South Korea, Taiwan, Thailand, UK, US. |

## Investment Banking Group continued

| Listed entity | Key asset stakes | Market capitalisation* |
|---|---|---|
| Macquarie Infrastructure Group (MIG – ASX listed) | 25 roads across six countries including Highway 407 in Toronto, SR125 South in San Diego, M6 Toll in the UK, and stakes in major private toll roads in Sydney | $A7.24 billion |
| Macquarie Airports (MAP – ASX listed) | Stakes in Bristol, Birmingham, Sydney and Rome airports | $A3.17 billion |
| Macquarie Communications Infrastructure Group (MCG – ASX listed) | 100% of Broadcast Australia | $A802 million |
| Southern Cross FLIERS Trust (SCF – ASX listed) | Reset preference shares issued by Southern Cross Holdings | $A681 million |
| Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD – NYSE listed) | Investments to include listed infrastructure and utilities companies in selected developed countries globally | $A238 million |
| Macquarie Power Income Fund (MPT – TSX listed) | 100% of Cardinal Power (Canada) | $A239 million |
| Diversified Utility and Energy Trusts (DUET – ASX listed) (jointly managed with AMP Capital Investors Ltd) | Stakes in three gas and electricity distribution networks in Australia | $A622 million |

*At 30 September 2004. For further information see Appendix.

# The Group trades in a broad range of financial markets including commodities, futures, debt and foreign exchange markets.

## Treasury and Commodities Group

**Metals and Mining**
The Metals and Mining Division provides financing and structured hedging facilities for metals and oil and gas producers. The Division is a 24-hour trading and price-maker to the professional market for base and precious metals and is a principal provider of liquidity in the Asian time zone. The Division is an associate broker clearing member of the London Metal Exchange, a full member of the London Bullion Market Association and an active participant in the London market.

**Foreign Exchange**
The Foreign Exchange Division provides 24-hour interbank price-making services in Australian Dollar spot, forwards and options and interbank pricing in Yen and Euro during the Sydney time zone. The Division provides services across all of these major products and tailor made products to Australian corporates and institutions. It also maintains an active Internet currency trading platform servicing the Japanese retail trading market.

**Energy Markets**
The Energy Markets Division operating in London, Sydney and New York provides risk management and financing solutions to a broad customer base across the energy sector. Customers include producers, refiners, airlines and shipping companies. Global energy products traded include crude oil, fuel oil, heating oil, gasoline, distillates (gas oil and jet fuel), naphtha and North American natural gas.

**Debt Markets**
The Debt Markets Division arranges and places debt for clients and provides secondary market liquidity in government, corporate, global and asset-backed securities. The Division also provides risk management solutions and products to investors and borrowers via structured securities and derivative based products relating to credit and interest rate risk. The Division is a market leader in Australia in the securitisation of mortgages, equipment and motor vehicle securities. A key focus of this Division is the development of new and more effective securitisation techniques to provide funding, capital and risk management solutions to its clients.

**Agricultural Commodities**
The Agricultural Commodities Division provides finance, tailored risk management and selected physical commodity solutions to a global client base across the agricultural industry. The Division operates internationally providing services covering commodities such as wheat, cotton, soy complex, sugar, cocoa and coffee and also offering commodity index products.

**Futures**
The Futures Division provides a full range of broking and clearing services for Australian and international exchange traded financial derivatives markets. The Division is a leading provider of these services in the Australian market. It makes extensive use of technology to provide clients with flexible solutions and also has electronic trading platforms to allow clients direct access to markets.

**Treasury**
The Treasury Division is responsible for the funding, liquidity and interest rate risk management of the Bank and is an active participant in domestic and international funding markets. The Division maintains the Bank's relationships with international rating agencies.

**Economic Research**
Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie. The Division regularly provides tailored research and advice addressing the specific needs of a broad range of institutional and retail clients. □

**Half year to 30 September 2004**
Contribution to profit 18%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 17%
Half year to 30 September 2003 19%

| | |
|---|---|
| Staff | 385 |
| Activities | Activities include trading in a broad range of financial markets including commodities, futures, debt and foreign exchange markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows. |
| Locations | Australia, Brazil, Hong Kong, South Africa, South Korea, UK, US. |

# Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, morgages and securitisation, business banking and margin lending.

## Banking and Property Group

### Macquarie Property

Macquarie Property encompasses a diverse number of business lines in Australia with growing niche operations internationally. Macquarie Property's major components are Property Finance, Property Investment Banking, Property Investment Management and Property Investment Management – North America.

**Property Finance**

Macquarie is a leading provider of structured debt, mezzanine and equity funding for property development projects. It has funded the development of more than 10,000 residential dwellings over the past 20 years as well as numerous commercial and industrial projects. Macquarie has established its property finance business in Seattle and Los Angeles in the US to provide similar development finance solutions using its Australian market experience.

**Property Investment Banking**

Property Investment Banking (PIB) is a market leader in Australia in wholesale investment management, capital raising, debt/transaction structuring, major project financing, property development and asset disposals. PIB also owns and manages the award-winning residential real estate regenerator and developer Urban Pacific, which has over 7,000 residential lots under development in Victoria, Queensland, South Australia and Western Australia.

PIB has been active in Asian markets since 1994. The Macquarie Central Office CR-REIT in Korea was listed in 2004. Macquarie is also senior adviser to the $US300 million Schroder Asian Properties L.P. fund and through its associate, First China Property Group, is involved in residential property development in China.

Macquarie's interest in Macquarie Global Property Advisors (MGPA) was established in July 2004. MGPA is a joint venture investment advisory company focused on private equity real estate investment in Europe and Asia. MGPA advises Lend Lease Global Properties SICAF and Lend Lease Asia Properties SICAF (Global Fund 1) which is invested in a diverse range of properties across Europe and Asia with assets under management of more than $US1.6 billion.

**Property Investment Management Australasia and Property Investment Management – North America**

Property Investment Management is responsible for the sponsorship, creation and ongoing management of high performance property investment products. Including associates, Macquarie is the second largest listed property funds manager in Australia with assets under management in Australia, North America and New Zealand.

Property Investment Management –North America (PIM NA) focuses on creating and managing funds management investment

**Half year to 30 September 2004**
Contribution to profit 16%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 13%
Half year to 30 September 2003 11%

opportunities in North America. The Division includes Macquarie Capital Partners, Macquarie's global real estate investment banking joint venture which conducts specialist wholesale equity-raising activities and advisory services in both North America and Europe.

With the Macquarie Office Trust's takeover of the $A1.3 billion Principal America Office Trust in September 2004, PIM-NA with its joint venture partners now manages over $US4 billion in North American assets.

**Mortgages and Securitisation**
Macquarie's Australian mortgage business specialises in wholesale mortgage funding through securitisation and is the largest Australian issuer of mortgage backed securities. Distribution is via a diversified network which includes Macquarie's retail business, Macquarie Mortgages, and strategic partnerships with Australia's largest mortgage brokers and originators.

Macquarie's US mortgage business is currently licensed to provide residential mortgage lending across 21 states with a further nine states targeted.

**Margin Lending**
Macquarie provides a range of margin lending and protected lending products throughout Australia and New Zealand. The business distributes through a broad range of financial planners, advisers, and brokers.

**Banking**
Banking specialises in providing innovative banking services to successful professional firms and businesses within the small to medium enterprise (SME) market. Specific target industries include real estate, accounting, financial planning, insurance broking, pharmacy, veterinary, strata management and law.

The business provides a full range of business banking services including cashflow lending for businesses, wealth creation strategies for business owners, succession planning, funding for business insurance premiums and specialised deposit services.

**Golf and Leisure**
Macquarie Golf and Leisure offers a specialised range of products and services to support the increasingly important leisure market. Since 1997 Macquarie has been involved in the development of residential lifestyle communities through Medallist Developments – a joint venture with Greg Norman's Great White Shark Enterprises. Dreamworld and d'Albora Marinas are managed through the Macquarie Leisure Trust Group. Macquarie's leisure interests also include industry advisory services, finance and funds management.

**Macquarie Community Partnerships**
The strategy of this business is to undertake property-based public-private partnerships with state and local governments. ▭>

| | |
|---|---|
| Staff | 1,007 |
| Activities | Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, mortgages and securitisation, banking services for businesses and professionals and margin lending. Over $A16 billion in property fund assets is managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation. |
| Locations | Australia, China, Hong Kong, South Korea, UK, US, Japan, Malaysia. |

## Banking and Property Group continued

| Listed entity | Key asset stakes | Market capitalisation* |
|---|---|---|
| Macquarie Goodman Industrial Trust** (MGI – ASX listed) | 127 properties, including business parks, industrial estates, office parks and warehouse/distribution centres | $A2.93 billion |
| Macquarie Office Trust (MOF – ASX listed) | 25 office properties across Australia and the US | $A1.16 billion |
| Macquarie CountryWide Trust (MCW – ASX listed) | Retail properties anchored by national grocery retailers – 125 assets across Australia, NZ and the US | $A1.22 billion |
| Macquarie ProLogis Trust (MPR – ASX listed) | 101 industrial and distribution properties in the US and Mexico | $A793 million |
| Macquarie DDR Trust (MDT – ASX listed) | 22 community shopping centres in the US | $A808 million |
| Macquarie Leisure Trust Group (MLE – ASX listed) | 10 assets across entertainment, leisure and recreation industries | $A210 million |
| Macquarie Central Office Corporate Restructuring REIT (KSE listed) | The "Kukdong Building", CBD office building in Seoul, South Korea | $A99 million |

* At 30 September 2004. For further information see Appendix

** In October 2004, Macquarie Goodman Industrial Trust and Macquarie Goodman Management Limited announced an intention to merge. The merger is subject to unitholder approval

# The Group utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients.

## Equity Markets Group

**Australia**
Macquarie remains the leading issuer of equity warrants on the ASX. The business also offers a range of innovative unlisted equity-based products to retail, corporate and institutional investors as well as being a principal trader in listed securities.

**Brazil**
Macquarie primarily issues equity structured products to Brazilian pension funds and other institutional and retail investors. This business is in its third year of operation. Recently, Macquarie agreed in principle to form an equity derivatives business alliance with Banco do Brasil.

**Hong Kong**
Macquarie is the leading issuer of warrants over Hong Kong stocks and is a leading exchange-traded-option market maker. Macquarie has also successfully introduced a number of innovative listed and unlisted products to the Hong Kong market, with the sale of these structured products proving very successful. The scope of this business is presently being broadened to encompass Asia more generally.

**Japan**
In Japan, Macquarie has an alliance with Mizuho Securities. This business focuses predominantly on product issuance and structured deal activities, leveraging Mizuho's extensive customer base.

**South Korea**
The Group has entered into a Korean equity derivatives business alliance with Woori Bank, one of Korea's largest banking and financial groups. This business issues structured equity products and has quickly established itself as a leading local market participant.

**South Africa**
Macquarie has an equity derivatives venture with Nedbank Limited, one of the leading commercial banks in South Africa. This business focuses predominantly on South African trading, product issuance and structured deal activities.

**International Structuring**
This business focuses on structured equity solutions across all the markets that Equity Markets Group operates in and has staff in Sydney, London and Munich.

**International Trading Desk**
Operating 24 hours a day out of Sydney, this desk is responsible for management of the Group's international market risk. In conjunction with the Asian sales team, a major new Group initiative has been to focus on sourcing US and European risk for Asian customers.

**Hedge Funds**
The Group's hedge fund business offers clients a range of products encompassing single strategy funds management, fund of hedge fund offerings, and capital protection over these.

The range of hedge fund investment styles includes: Absolute Return strategies – single strategy funds that aim to consistently deliver positive returns in both rising and falling markets; Specialist strategies – single strategy funds that use specialised trading and hedging techniques to maximise returns and manage risks; Fund of Fund strategies – provide exposure to a number of trading and investment strategies traditionally available only in the wholesale hedge fund market. ☐

**Half year to 30 September 2004**
Contribution to profit 12%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 14%
Half year to 30 September 2003 8%

| | |
|---|---|
| Staff | 248 |
| Activities | Equity Markets Group undertakes the Bank's risk arbitrage and market-making activities in equity derivatives. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients and operates the Bank's equity finance and hedge fund operations. |
| Locations | Australia, Brazil, Germany, Hong Kong, Japan, Singapore, South Korea, South Africa, UK. |

# The Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand.

## Financial Services Group

The Group consists of two key Australian-based divisions, Macquarie Adviser Services and Macquarie Financial Services, which together service around 590,000 clients. In addition, FSG International operates in New Zealand.

**Macquarie Adviser Services (MAS)**
MAS manages relationships with external financial intermediaries and provides sales service and product management of in-house and external products including retail superannuation. This includes the $A10 billion Macquarie Cash Management Trust, the leading cash trust in the Australian market, and the Macquarie Wrap administration service which has $A12.2 billion in funds under administration. In 2003 Macquarie Wrap Solutions was a market leader with $A2.8 billion in inflows and this growth has continued in 2004.

In both the 2003 and 2004 ASSIRT Service Level Survey of more than 700 financial planners, Macquarie Adviser Services was ranked first in the "Best Master Trust/Wrap Provider" and "Best Fund Manager" categories. In addition, Macquarie was awarded Superannuation Manager of the Year in 2004 by Investorweb Research for the third consecutive year.

**Macquarie Financial Services (MFS)**
MFS maintains direct relationships with approximately 210,000 clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management
- retail treasury and commodities service

MFS's stockbroking business is one of Australia's leading full service stockbrokers and during 2003 and 2004 the division grew its adviser base as well as its client numbers. MFS has significantly expanded its client offerings with Macquarie Executive Wealth Management now providing 20 major corporations with tailored wealth management services while clients can now access international share trading through 24 exchanges globally.

**FSG International**
The business currently operates solely in New Zealand providing personal financial services including full-service stockbroking, the manufacturing and distribution of financial planning products and the provision of Macquarie product to external financial planners. □

**Half year to 30 September 2004**
**Contribution to profit 5%**
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 5%
Half year to 30 September 2003 4%

| | |
|---|---|
| Staff | 1,050 |
| Activities | The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand. Services include the distribution of the Cash Management Trust, wrap and superannuation administration platforms, relationship management for 15,000 independent financial advisers throughout Australia, as well as stockbroking, private banking and wealth management. The Group is now benefiting from the three years of strategic investments in 2000 – 2003 and is positioned to increase its profit contribution in the longer term. |
| Locations | Australia, New Zealand. |

# The Group provides securities funds management services to institutional and retail clients in Australia and in selected international markets.

## Funds Management Group

Macquarie Funds Management is one of Australia's largest fund managers, providing a full range of funds management services to institutional and retail clients in Australia and in selected international markets, including Hong Kong, Malaysia and Korea.

Macquarie Funds Management is a full-service manager, offering funds in all major asset classes. In each asset class, it offers a range of investment styles across the risk spectrum and pricing structures.

Macquarie Funds Management is noted for its client focus, disciplined investment process and product innovation, including:

Enhanced Indexing – available in all major asset classes, providing a solution for investors seeking above index returns for little incremental risk.

True Indexing™ – a unique offer from Macquarie gives clients exact index returns for no fund management fees.

Fund of fund investing – gives access to diversified portfolios in asset classes such as private equity, global bonds and global small companies.

**Asia**

Macquarie is active in funds management in Malaysia, via a joint venture initiated in 1996 with the AmMerchant Bank Berhad. As at September 2004, the joint venture was Malaysia's largest institutional asset manager by assets under management. The joint venture offers retail unit trusts and institutional pooled and separately managed funds in Malaysian equities, cash, fixed interest and diversified investments.

In South Korea, Macquarie – IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments.

For Hong Kong investors, Macquarie Funds Management offers enhanced equities, providing risk-controlled exposure to Hong Kong equity markets. □

**Half year to 30 September 2004**
Contribution to profit 1%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 1%
Half year to 30 September 2003 1%

| | |
|---|---|
| Staff | 159 |
| Activities | The Group is the primary manufacturer of Macquarie managed funds. It manages funds across the full spectrum of asset classes with $A40.8 billion in assets under management at 30 September 2004. The Group markets its products in Australia and internationally, and partners in a number of joint ventures in Asia. |
| Locations | Australia, Hong Kong, South Korea, Malaysia. |

## Macquarie Direct Investment

⇨ Macquarie Bank has been active in direct investment since 1982. During that time the business has transformed from investing using the Bank's own funds to raising and investing funds on behalf of institutional and retail investors. As at 30 September 2004, Macquarie Direct Investment had invested over $A395 million in a total of 44 businesses.

Going forward, the Direct Investment business will be part of the Investment Banking Group. ☐

**Half year to 30 September 2004**
Contribution to profit 2%
(based on internal management accounts before tax and profit share)



Full year to 31 March 2004 6%
Half year to 30 September 2003 (1)%

# Summary since listing

| | Years ended 31 March | | | | | | | | | First half |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
| **Financial performance ($A million)** | | | | | | | | | | |
| Total income from ordinary activities[1] | 435 | 530 | 665 | 815 | 1,186 | 1,472 | 1,600 | 1,890 | 2,465 | 1,408 |
| Total expenses from ordinary activities[1] | 336 | 392 | 498 | 597 | 885 | 1,147 | 1,245 | 1,430 | 1,780 | 1,003 |
| Profit from ordinary activities before income tax | 99 | 138 | 167 | 218 | 301 | 325 | 355 | 460 | 685 | 405 |
| Income tax expense | 6 | 21 | 26 | 53 | 79 | 53 | 76 | 96 | 161 | 105 |
| Profit from ordinary activities | 93 | 117 | 141 | 165 | 222 | 272 | 279 | 364 | 524 | 300 |
| Macquarie Income Preferred Securities | – | – | – | – | – | – | – | – | – | 1 |
| Outside equity interest | – | – | – | – | – | (1) | – | 3 | 3 | 1 |
| Macquarie Income Securities distributions | – | – | – | – | 12 | 31 | 29 | 28 | 27 | 14 |
| Profit from ordinary activities after income tax attributable to ordinary equity holders | 93 | 117 | 141 | 165 | 210 | 242 | 250 | 333 | 494 | 284 |
| **Financial position ($A million)** | | | | | | | | | | |
| Total assets | 5,174 | 6,142 | 7,929 | 9,456 | 23,389 | 27,848 | 30,234 | 32,462 | 43,771 | 42,114 |
| Total liabilities | 4,746 | 5,642 | 7,348 | 8,805 | 22,154 | 26,510 | 27,817 | 29,877 | 40,938 | 38,172 |
| Net assets | 428 | 500 | 581 | 651 | 1,235 | 1,338 | 2,417 | 2,585 | 2,833 | 3,942 |
| Risk weighted assets | 4,030 | 4,686 | 4,967 | 4,987 | 8,511 | 9,860 | 10,651 | 10,030 | 13,361 | 16,390 |
| Total loan assets | 2,688 | 2,682 | 3,158 | 4,002 | 6,518 | 7,785 | 9,209 | 9,839 | 10,777 | 12,110 |
| Impaired assets (net of provisions) | 57 | 46 | 12 | 44 | 23 | 31 | 49 | 16 | 61 | 28 |
| **Share information** | | | | | | | | | | |
| Cash dividends per share (A cents per share) | | | | | | | | | | |
| Interim | – | 18 | 21 | 30 | 34 | 41 | 41 | 41 | 52 | 61 |
| Final | 34.7[2] | 25 | 30 | 38 | 52 | 52 | 52 | 52 | 70 | n/a |
| Special | – | – | – | – | – | – | – | 50 | – | n/a |
| Total | 34.7[2] | 43 | 51 | 68 | 86 | 93 | 93 | 143 | 122 | 61 |
| Basic earnings per share (A cents per share) | 61.0[2] | 74.9 | 88.1 | 101.3 | 124.3 | 138.9 | 132.8 | 164.8 | 233.0 | 130.6 |
| Share price at end of period ($A) | 5.78[2] | 8.50 | 14.35 | 19.10 | 26.40 | 27.63 | 33.26 | 24.70 | 35.80 | 36.32 |
| Ordinary share capital (million shares)[3] | 138.7 | 151.4 | 157.6 | 161.1 | 171.2 | 175.9 | 198.5 | 204.5 | 215.9 | 219.8 |
| Market capitalisation at end of period (fully paid ordinary shares) ($A million) | 832[4] | 1,287 | 2,262 | 3,077 | 4,520 | 4,860 | 6,602 | 5,051 | 7,729 | 7,983 |
| **Ratios (%)** | | | | | | | | | | |
| Return on average ordinary shareholders' funds | 23.1 | 25.2 | 26.1 | 26.8 | 28.1 | 27.1 | 18.7 | 18.0 | 22.3 | 22.6 |
| Payout ratio (excluding special dividend) | 61.0 | 60.5 | 57.9 | 67.2 | 70.0 | 67.5 | 73.6 | 56.8 | 53.2 | 47.2 |
| Tier 1 ratio | 11.8 | 12.9 | 11.7 | 13.0 | 14.5 | 12.9 | 17.8 | 19.0 | 16.2 | 12.6 |
| Capital adequacy ratio | 15.4 | 13.2 | 16.4 | 17.3 | 18.4 | 16.0 | 19.4 | 21.4 | 19.9 | 20.1 |
| Impaired assets as % of loan assets | 2.3 | 1.7 | 0.4 | 1.1 | 0.3 | 0.4 | 0.5 | 0.2 | 0.6 | 0.2 |
| Net loan losses as % of loan assets | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 | 0.2 | 0.0 | 0.3 | 0.2 |
| **Assets under management ($A billion)** | | | | | | | | | | |
| Listed | 0.6 | 1.1 | 1.6 | 3.0 | 4.2 | 6.9 | 11.8 | 18.0 | 21.5 | 27.6 |
| Unlisted | | | | | | | | | | |
| Retail | 5.6 | 7.2 | 9.0 | 9.8 | 9.6 | 10.6 | 11.7 | 12.4 | 13.4 | 14.3 |
| Wholesale | 7.6 | 8.6 | 10.8 | 10.0 | 12.5 | 13.4 | 17.8 | 21.9 | 27.7 | 32.5 |
| Total assets under management | 13.8 | 16.9 | 21.4 | 22.8 | 26.3 | 30.9 | 41.3 | 52.3 | 62.6 | 74.4 |
| Staff numbers[5] | 1,732 | 1,965 | 2,474 | 3,119 | 4,070 | 4,467 | 4,726 | 4,839 | 5,716 | 6,075 |

[1] Statutory income and expenses. Not adjusted for businesses held for resale.
[2] Adjusted for June 1996 bonus issue.
[3] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
[4] Based on unadjusted share price of $6.00.
[5] Includes both permanent staff (full time, part time and fixed terms) and contractors (including consultants and secondees)

# Share and ratings information

### Shareholder base

The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996. The Bank now has a broad shareholder base with the majority of shares held by Australian investment institutions. On 30 September 2004 there were approximately 45,000 ordinary shareholders. Staff held approximately four per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 30 September 2004 was $A8.0 billion.

### Ordinary dividends

The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings, and it is expected that dividends in the near term will be at least 80 per cent franked. All the dividends in the table below are franked to 90 per cent.

The Bank also provides ordinary shareholders with access to a Dividend Reinvestment Plan (DRP). The DRP provides investors with the choice of applying dividends from their ordinary shares to acquire new fully paid shares rather than receiving cash. No brokerage is incurred.

| | Half year to Sep 04 | Half year to Mar 04 | Half year to Sep 03 |
|---|---|---|---|
| Ordinary dividend (A cents per share) | 61 | 70 | 52 |

### Macquarie Income Securities (MIS) ASX Code MBLHB

The MIS were issued in 1999 with a face value of $A100 each. There are four million MIS on issue which pay interest quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. Please refer to the MIS prospectus for detailed terms and conditions which are available at www.macquarie.com.au/shareholdercentre.

### Macquarie Income Preferred Securities (MIPS)

MIPS are Tier 1 eligible hybrid securities issued by a special purpose partnership controlled by entities within the Macquarie Bank Group. MIPS were issued in September 2004 with a face value of £50,000 each.

There are 7,000 securities on issue which pay a distribution semi-annually in arrears at the rate of 6.177 per cent per annum and are perpetual in nature. MIPS are quoted on the Luxembourg Stock Exchange. Distributions are subject to certain conditions. For detailed terms and conditions refer to the Preferred Security Offering Circular which is available at www.macquarie.com.au/shareholdercentre.

### Index Participation ASX Code MBL

Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

- All Ordinaries Index
- S&P/ASX 50, 100, 200 and 300
- FT International Australia
- MSCI Australia
- Dow Jones World Index. □

**Ratings**
at 30 September 2004

| | Short term | Long term |
|---|---|---|
| Fitch Ratings | F1 | A+ |
| Moody's Investors Service | P1 | A2 |
| Standard & Poor's | A1 | A |

**Macquarie** Bank monthly share price and volume since listing
(Monthly volume in million)
(Month end share price $A)



35
30
25
20
15
10
5
0
Volume
Price
40
35
30
25
20
15
10
5
0
Jul 1996
Jul 1997
Jul 1998
Jul 1999
Jul 2000
Jul 2001
Jul 2002
Jul 2003
Jul 2004


Data current to 30 September 2004

# Shareholder calendar 2004/05

| 2004 | Event |
|---|---|
| 30 September | First half financial year end |
| 15 October | MIS interest payment |
| 16 November | Half-year result announcement |
| 22 November | Ordinary shares trade ex-dividend |
| 26 November | Record date for ordinary interim dividend |
| 17 December | Payment of ordinary interim dividend |

| 2005 | Event |
|---|---|
| 15 January | MIS interest payment |
| 31 March | Full year financial year end |
| 15 April | MIS interest payment |
| 17 May | Full-year result announcement |
| 23 May | Ordinary shares trade ex-dividend |
| 27 May | Record date for ordinary final dividend |
| 1 July | Payment of ordinary final dividend |
| 15 July | MIS interest payment |
| 28 July | 2005 Annual General Meeting |
| 30 September | First half financial year end |
| 15 October | MIS interest payment |
| 15 November | Half-year result announcement |
| 21 November | Ordinary shares trade ex-dividend |
| 25 November | Record date for ordinary interim dividend |
| 16 December | Payment of ordinary interim dividend |

# Directory

| Senior Management | | Year joined |
|---|---|---|
| Executive Chairman | David Clarke | 1971 |
| Managing Director and Chief Executive Officer | Allan Moss | 1977 |
| Deputy Managing Director | Richard Sheppard | 1975 |
| Investment Banking Group Head | Nicholas Moore | 1986 |
| Treasury and Commodities Group Head | Andrew Downe | 1985 |
| Banking and Property Group Head | Bill Moss | 1984 |
| Equity Markets Group Head | Ottmar Weiss | 1986 |
| Financial Services Group Head | Peter Maher | 2000 |
| Funds Management Group Head | Ben Bruck | 1989 |
| Chief Financial Officer and Corporate Affairs Group Head | Greg Ward | 1996 |
| Risk Management Division Head | Nick Minogue | 1993 |
| Information Services Division Head | Nigel Smyth | 1999 |
| Deputy Chairman and Investment Banking Group Executive Director | Mark Johnson | 1987 |

**Analysts**

The following analysts produce reports on Macquarie Bank and can be contacted directly for further information*:

| Company | Analyst | Contact number | Email |
|---|---|---|---|
| ABN Amro | Jonathan Reoch | 612 8259 5838 | jonathan.reoch@au.abnamro.com |
| Aegis | Peter Rae | 612 8296 1151 | peter.rae@aer.com.au |
| CSFB | Nick Selvaratnam | 612 8205 4105 | nick.selvaratnam@csfb.com |
| Capital Partners | Gerald Stack | 612 8274 5901 | gstack@capitalpartners.com.au |
| Citigroup | Mike Macrow | 613 8643 9766 | mike.macrow@citigroup.com |
| Deutsche Bank | Ross Brown | 612 9258 2619 | ross.brown@db.com |
| Goldman Sachs JB Were | James Freeman | 613 9679 1078 | james.freeman@gsjbw.com |
| JP Morgan | Brian Johnson | 612 9220 1605 | brian.d.johnson@jpmorgan.com |
| Morgan Stanley | Hugh Maxwell-Davis | 613 9256 8932 | hughmaxwell-davis@morganstanley.com |
| UBS | Jeff Emmanuel | 612 9324 3862 | jeff.emmanuel@ubs.com |
| Wilson HTM | Andrew Hills | 612 8247 6670 | andrew.hills@wilsonhtm.com.au |

*At 30 September 2004

# Appendix – Assets under management

| Fund | Ownership of management company (%)[1] | Listing Date |
|---|---|---|
| Specialist funds | | |
| Infrastructure | | |
| Diversified Utility and Energy Trusts (DUET) | 50 | Aug 04 |
| Macquarie Airports[4] | 100 | Apr 02 |
| Macquarie Communications Infrastructure Group | 100 | Aug 02 |
| Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund[5] | 100 | Mar 04 |
| Macquarie Infrastructure Group | 100 | Dec 96 |
| Macquarie Power Income Fund | 100 | Apr 04 |
| Southern Cross FLIERS | 100 | Aug 02 |
| Hills Motorway[6] | 100 | Dec 94 |
| Horizon Energy Investment Trust[7] | 100 | Jan 00 |
| **Total Listed Infrastructure** | | |
| Global Infrastructure Funds (A-D) | 100 | Unlisted |
| Korean Road Infrastructure Fund | 50 | Unlisted |
| Macquarie Airports Group[4] | 100 | Unlisted |
| Macquarie Essential Assets Partnership | 100 | Unlisted |
| Macquarie European Infrastructure Fund | 100 | Unlisted |
| Other Unlisted Infrastructure Funds | | |
| **Total Unlisted Infrastructure** | | |
| **Total Infrastructure** | | |
| Property | | |
| Macquarie CountryWide Trust | 100 | Nov 95 |
| Macquarie DDR Trust | 50 | Nov 03 |
| Macquarie Goodman Industrial Trust | 40 | Jan 94 |
| Macquarie Leisure Trust Group | 100 | Jul 98 |
| Macquarie Office Trust | 100 | Nov 93 |
| Macquarie ProLogis Trust | 50 | Jun 02 |
| Macquarie Central Office Corporate Restructuring REIT | 100 | Jan 04 |
| **Total Listed Property** | | |
| **Total Unlisted Property** | | |
| **Total Property** | | |
| Other | | |
| **Total Specialist** | | |
| Funds management and financial services | | |
| Macquarie Funds Management | 100 | |
| AmInvestment Services Bhd / AMInvestment Management Sdn Bhd | 30 | |
| Macquarie-IMM Investment Management Co. Ltd | 65 | |
| Other | | |
| **Total Funds Management and Financial Services** | | |
| **Total Assets Under Management** | | |

1 Ownership of the management company represents Macquarie's direct and indirect interest in the fund manager or where more appropriate, its entitlement to profit of the manager. Where Macquarie's ownership of the fund manager is less than 100%, the assets under management, shown in the table reflect Macquarie's proportional ownership of the fund manager. For example, where Macquarie owns 50% of the fund manager, the assets under management shown above will be equivalent to 50% of the total assets of the fund.

2 MBL Group holding shows the percentage of Macquarie's equity investment in the fund.

3 Assets under management are the closing consolidated total assets of the fund, adjusted for cross holdings between Macquarie managed funds. Where the fund is listed, the assets under management are the total assets as per the latest publicly released financial statements of the fund, adjusted for any publicly announced acquisitions/divestments since the fund's reporting date.

4 Since May 2004, Macquarie Airports Group (MAG) has been consolidated into Macquarie Airports (MAp) with MAp having a controlling interest (61.6%) in MAG.

5 Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund is advised by First Trust Advisors LP, and is sub-advised by Macquarie Infrastructure Fund Advisor, LLC/(MIFA) and Four Corners Capital Management LLC, (Four Corners). MIFA and Four Corners are both members of the Macquarie Group.

6 Funds management rights of Hills Motorway Trust were sold in July 2004.

7 Horizon Energy Investment Group sold its only investment (a 25% interest in Loy Yang Power) on 8 April 2004, and was delisted on 29 April 2004.

| ASX Code | MBL Group holding 30 September 2004 (%)[2] | Assets under management as at[3] Sep 04 ($Am) | Mar 04 ($Am) | Sep 03 ($Am) |
|---|---|---|---|---|
| | | | | |
| DUE | 5 | 1,653 | – | – |
| MAP | 9 | 3,608 | 2,026 | 1,648 |
| MCG | 31 | 997 | 990 | 1,005 |
| Listed on NYSE [MFD] | – | 304 | 233 | – |
| MIG | <1 | 11,451 | 10,401 | 10,365 |
| Listed on TSX [MPT] | – | 255 | – | – |
| SCF | – | 611 | 611 | 610 |
| HLY | – | – | 963 | 959 |
| HRZ | – | – | 32 | 38 |
| | | **18,879** | **15,256** | **14,625** |
| | – | 304 | 254 | 270 |
| | 5 | 337 | 203 | 41 |
| | – | – | 1,025 | 860 |
| | 7 | 131 | 71 | 28 |
| | 12 | 257 | – | – |
| | | 290 | 255 | 237 |
| | | **1,319** | **1,808** | **1,436** |
| | | **20,198** | **17,064** | **16,061** |
| | | | | |
| MCW | 8 | 1,638 | 1,380 | 1,295 |
| MDT | – | 861 | 506 | – |
| MGI | – | 1,682 | 1,553 | 1,372 |
| MLE | 10 | 221 | 191 | 175 |
| MOF | 5 | 3,325 | 1,896 | 1,605 |
| MPR | – | 760 | 568 | 687 |
| Listed on KSE [MCO CR-REIT] | 22 | 191 | 183 | – |
| | | **8,678** | **6,277** | **5,134** |
| | | **2,291** | **1,137** | **1,203** |
| | | **10,969** | **7,414** | **6,337** |
| | | 2,071 | 1,521 | 785 |
| | | **33,238** | **25,999** | **23,183** |
| | | | | |
| | | 36,945 | 32,770 | 29,883 |
| | | 610 | 540 | 549 |
| | | 3,181 | 2,187 | 2,013 |
| | | 438 | 1,093 | 1,088 |
| | | **41,174** | **36,590** | **33,533** |
| | | **74,412** | **62,589** | **56,716** |

## Selected funds – Base and performance fee basis

| Fund | Base fees % | Basis | Payable | Performance fees Criteria |
|---|---|---|---|---|
| **Macquarie CountryWide Trust (MCW)** | 0.45% pa | Of total assets of the Trust up to A$700 million | Six monthly with quarterly payment on account | Trust performance measured every six months compared with benchmark performance |
| | 0.40% pa | Of total assets of the Trust over A$700 million | | |
| **Macquarie Leisure Trust (MLE)** | 0.25% pa | Of total assets of the Trust | N/A | Amount available for distribution to unitholders |
| **Macquarie Office Trust (MOF)** | 0.45% pa | Of total assets of the Trust up to $A1 billion | Six monthly with quarterly payment on account | Trust performance measured every six months compared with benchmark performance |
| | 0.40% pa | Of total assets of the Trust over $A1 billion | | |
| **Macquarie Goodman Industrial Trust (MGI)** | 0.50% pa | Of total assets of the Trust up to $A700 million | Monthly | Trust performance measured every six months compared with benchmark performance |
| | 0.45% pa | Of total assets of the Trust over $A700 million | | |

| Benchmark | Value of fee | Scrip/cash | Period | Other conditions |
|---|---|---|---|---|
| Retail Property Trust accumulation index | 5% of total increase in unitholder value from outperformance<br><br>15% of increased unitholder value above 2% pa outperformance | Paid by issue of units in the Trust<br><br>Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date | Six months | Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/ underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due. |
| N/A | 3.5% of the distributable amount for the distribution period (before deduction of the management fee and incentive fee). | | Six months | N/A |
| Office Property Trust accumulation index | 5% of total increase in unitholder value from outperformance<br><br>15% of increased unitholder value above 2% pa outperformance | Paid by issue of units in the Trust<br><br>Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date | Six months | Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any underperformance in prior periods must be earned back before a performance fee becomes due. |
| S&P/ASX 200 Property accumulation index (has recently transitioned from Industrial Property index) | 5% of total increase in unitholder value from outperformance<br><br>15% of increased unitholder value above 2% pa outperformance | Generally paid by issue of units in the Trust<br><br>Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date<br><br>Default provision for the payment of the fee in cash | Six months | Any underperformance in prior periods must be earned back before a performance fee becomes due.<br><br>A ceiling on the amount of fees which can become payable in any one year (consistent with the arrangements in place for the other Macquarie listed property trusts) is currently under consideration and will be submitted to unitholders for their consideration this calendar year. Payment of the fee in cash. |

## Selected funds – Base and performance fee basis continued

| Fund | Base fees % | Basis | Payable | Performance fees Criteria |
|---|---|---|---|---|
| **Macquarie ProLogis Trust (MPR)** | 0.45% pa | Total assets of the Trust<br><br>Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets | Six monthly with quarterly payment on account | Trust performance measured every six months compared with benchmark performance |
| **Macquarie DDR Trust (MDT)** | 0.45% pa | Total assets of the Trust<br><br>Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets | Six monthly with quarterly payment on account | Trust performance measured every six months compared with benchmark performance |
| **Macquarie Park Street Trust (MORPA)** | 0.45% pa<br><br>0.40% pa | Of total assets of the Trust up to $A1 billion<br><br>Of total assets of the Trust over $A1 billion<br><br>As the total assets of the Trust's parent, MOF, exceeds $A1 billion, the base fee determined by the Trust is calculated at 0.40% per annum on its own assets | Six monthly with quarterly payment on account | N/A |

| Benchmark | Value of fee | Scrip/cash | Period | Other conditions |
|---|---|---|---|---|
| S&P/ASX 200 Property accumulation index | 5% of total increase in unitholder value from outperformance<br><br>15% of increased unitholder value above 2% pa outperformance | Paid by issue of units in the Trust and/or performance shares in the US REIT and Mexico REIT (or in cash in certain circumstances)<br><br>Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date | Six months | Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due. |
| S&P/ASX 200 Property accumulation index | 5% of total increase in unitholder value from outperformance<br><br>15% of increased unitholder value above 2% pa outperformance | Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares), (or in cash in certain circumstances)<br><br>Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date | Six months | Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due. |
| N/A | N/A | N/A | N/A | N/A |

## Selected funds – Base and performance fee basis continued

| Fund | Base fees % | Basis | Payable | Performance fees Criteria |
|---|---|---|---|---|
| **Macquarie Airports (MAP)** | 1.50% pa | Of the first $A500 million of the Net Investment Value (NIV)[1] | Quarterly in arrears by issue of securities (at $2 per security) until the volume weighted average price during the last 15 days of the quarter exceeds $2. Option to take in cash or scrip thereafter | Outperformance of the benchmark |
| | 1.25% pa | Of the next $A500 million of NIV | | |
| | 1.00% pa | In excess of $A1 billion of NIV | | |
| **Macquarie Communications Infrastructure Group (MCG)** | 1.50% pa | Of the first $A500 million of NIV | Quarterly in arrears in cash | Outperformance of the benchmark |
| | 1.25% pa | Of the next $A500 million of NIV | | |
| | 1.00% pa | In excess of $A1 billion of NIV | | |
| **Macquarie Infrastructure Group (MIG)** | 1.25% pa | Of the first $A3 billion of net market value | Quarterly in arrears in cash | Outperformance of the benchmark |
| | 1.00% pa | In excess of $A3 billion at the end of cash quarter of net market value | | |

[1] NIV for any quarter equals: average market capitalisation over the last 15 trading days of the quarter; plus amount of any external borrowings at the end of the quarter; plus amount of any firm commitments to make further investments at the end of the quarter; less cash balances at the end of the quarter.

| Benchmark | Value of fee | Scrip/cash | Period | Other conditions |
|---|---|---|---|---|
| MSCI World Transportation Infrastructure index | 20% of the return above the benchmark return | At the discretion of MAP's independent directors | Six monthly in arrears | Amounts invested in MAG are deducted from NIV to ensure no doubling up on base fees between MAP and MAG.<br><br>Performance fees waived to the extent that MAP investors who participated in the IPO and also subsequent capital raisings have not received returns above the MSCI World Transportation Infrastructure index.<br><br>If the return is less than the benchmark in any period, the amount of the deficit is carried forward. |
| S&P/ASX 200 Industrials accumulation index | 20% of outperformance | Scrip, subject to six months notice of any variation | Six monthly in arrears | If the return is less than the benchmark in any period, the amount of the deficit is carried forward. |
| S&P/ASX 300 Industrials accumulation index | 15% of outperformance | Either in scrip or in cash at the discretion of MIG's independent directors acting in the interests of MIG's investors | Annually, payable in three equal annual instalments | Second and third instalments are payable subject to MIG's continued outperformance of the benchmark.<br><br>If the return is less than the benchmark in any period, the amount of the deficit is carried forward. |

## Selected funds – Base and performance fee basis continued

| Fund | Base fees % | Basis | Payable | Performance fees Criteria |
|---|---|---|---|---|
| **Macquarie/First Trust Global Infrastructure/Utilities Dividend Fund (MFD)** | 0.60% pa of the Fund's total assets comprising the core component under $US250 million or 0.65% pa over $US250 million plus supplemental fee of 0.60% pa of total assets attributable to the core unlisted portion if total assets are invested in core unlisted instruments (up to 25% of core component) | N/A | Quarterly in arrears | N/A |
| **Macquarie Power Income Fund (MPT)** | $C675,000 pa CPI adjusted plus negotiable increment for further assets acquisitions | N/A | Monthly in arrears | Distributable cash per unit exceeds forecasts |
| **Southern Cross FLIERS Trust (SCF)** | $A400,000 pa CPI adjusted | N/A | Quarterly in arrears in cash | N/A |

| Benchmark | Value of fee | Scrip/cash | Period | Other conditions |
| --- | --- | --- | --- | --- |
| N/A | N/A | N/A | N/A | N/A |
| 2004 forecast contained in Prospectus | 25% excess distributable cash | Cash | Annual | N/A |
| N/A | N/A | N/A | N/A | N/A |

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